24-10075

03036496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Campus Lodge of Columbia LLC
(Exact name of issuer as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

4422 SW 85th Way, Gainesville, Florida 32608 (352) 380-9600
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Jane L. Stafford, Spencer Fane Britt & Browne LLP
1000 Walnut, Suite 1400, Kansas City, MO 64106-2140 (816) 474-8100
(Address, including zip code, and telephone number,
including area code of agent for service of process)

NAIC 233220	16-1681892
Primary Standard Industrial (Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

WA 729405.2

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's manager;

Name	Business Address	Residential Address
David Fort	4422 SW 85th Way Gainesville, Florida 32608	4422 SW 85th Way Gainesville, Florida 32608

(b) the issuer's officers;

Not applicable

(c) the issuer's partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
David H. Fort	4422 SW 85th Way Gainesville, Florida 32608	4422 SW 85th Way Gainesville, Florida 32608
Claudia A. Fort	4422 SW 85th Way Gainesville, Florida 32608	4422 SW 85th Way Gainesville, Florida 32608
Jason L. Fort	4422 SW 85th Way Gainesville, Florida 32608	72 Dumas Street St. Augustine, Florida 32084
Reno Rubeis	4422 SW 85th Way Gainesville, Florida 32608	9332 SW 33rd Rd. Gainesville, Florida 32608
Amigos Investments LLC	c/o Mark Meyerdirk 1901 W. 47th Place, Ste. 300 Westwood, KS 66205-1834	Not applicable

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
David H. Fort	4422 SW 85th Way Gainesville, Florida 32608	4422 SW 85th Way Gainesville, Florida 32608
Claudia A. Fort	4422 SW 85th Way Gainesville, Florida 32608	4422 SW 85th Way Gainesville, Florida 32608
Jason L. Fort	4422 SW 85th Way Gainesville, Florida 32608	72 Dumas Street St. Augustine, Florida 32084
Reno Rubeis	4422 SW 85th Way Gainesville, Florida 32608	9332 SW 33rd Rd. Gainesville, Florida 32608
Amigos Investments LLC	c/o Mark Meyerdirk 1901 W. 47th Place, Ste. 300 Westwood, KS 66205-1834	Not applicable

(f) promoters of the issuer;

Amigos Investments LLC	c/o Mark Meyerdirk 1901 W. 47th Place, Ste. 300 Westwood, KS 66205-1834	Not applicable

(g) affiliates of the issuer;

Campus Development Group, Inc.

Suite USA, Inc.

Vestmark, Inc.

Campus Lodge, Inc.

Campus Lodge of Gainesville, Inc.

Campus Lodge of Tampa, Inc.

Campus Lodge of Bryan, Inc.

Campus Lodge of Athens, Inc.

Campus Lodge of Gainesville, Ltd.

Campus Lodge of Tampa, Ltd.

Campus Lodge of Bryan, Ltd.

Campus Lodge of Athens, Ltd.

Campus Lodge of Tallahassee, Ltd.

Campus Lodge of Norman Ltd.

Campus Lodge of Norman Inc.

Campus Acquisitions, Inc.

(h) counsel to the issuer with respect to the proposed offering;

Jane L. Stafford, Esq.
Spencer Fane Britt & Browne LLP
1000 Walnut, Suite 1400
Kansas City, Missouri 64106

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No such person is subject to the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The proposed offering does not involve the resale of securities by affiliates of the issuer, and therefore, the representation referenced is not required.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Florida and Missouri

For each jurisdiction listed above, the Company's manager and members will offer securities without compensation pursuant to registration statements, filed with each state or available exemptions from registration.

The Company may pay finders fees to accountants, attorneys, consultants and similar professionals in the amount of 4.0% of the amount invested by their client, which remuneration will be disclosed to investors in the Subscription Agreement. These finders will be required to represent by agreement that they are acting solely as finders to refer potential investors to the Company without any further involvement in the transactions or otherwise acting in a manner to require registration as a broker or dealer. If required to register in any state, the finders will be required to register before paid a fee.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: Campus Lodge of Bryan, Ltd.

(2) the title and amount of securities issued:

$ 4,985,000.00 Class A Limited Partnership Interests

$ 1,800,000.00 Debt Securities

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

$ 4,453,150.00 Class A Limited Partnership Interests

$ 1,800,000.00 Debt Securities

The offering price of the securities was determined based on needed funds by the issuer for its intended project.

(4) the names and identities of the persons to whom the securities were issued.

Not more than 5% was issued to any person.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The offering was extended in reliance on Regulation D promulgated under Section 4(2) of the Securities Act of 1934. The offering was conducted substantially in accordance with the requirements of Regulation D.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Not applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None.

(2) To stabilize the market for any of the securities to be offered;

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

(attached)

Preliminary Offering Circular

CAMPUS LODGE OF COLUMBIA LLC

$3,830,000 9% Subordinated Debentures Due December 31, 2008

Campus Lodge of Columbia LLC, a Florida limited liability company (the "Company"), is offering up to $3,830,000 principal amount 9% Subordinated Debentures due December 31, 2008 (the "Debentures"). The Company will pay accrued interest and principal payments on the Debentures upon receiving permanent financing for its Project to the extent of available proceeds after payment of the development loan and related development costs, including fees to affiliates. To the extent not paid in full from the permanent financing, the Debenture holders have the right to all net cash flow from the Project until interest and principal is paid in full, with a maturity date of December 31, 2008.

The Company is constructing, developing and operating a "Campus Lodge" to be located near the University of Missouri in Columbia, Missouri, referred to as the "Project." A Campus Lodge accommodates students in a setting more suited to their needs and desires than a dormitory but without the greater responsibilities of an apartment. The Company is a single purpose entity formed by certain persons, who are developing and operating six campus lodges in other university cities. An investment in the Debentures involves a high degree of risk. Investors should not invest in the Debentures unless they can afford to lose the entire amount of their investment. *See* "Risk Factors," page 7.

All proceeds raised will be held in escrow until the minimum amount of the offering is raised, the land for the Project is transferred to the Company and the development loan closed, at which time the offering will close. The escrow agent is UMB Bank, N.A., Kansas City, Missouri. If the minimum offering is not raised and the other conditions of closing are not met by February 28, 2004, unless extended, all proceeds will be returned to investors with interest. Interested investors must complete and forward to the Company a **Subscription Agreement**, **Appendix A**, and a check for the principal amount of Debentures subscribed, made payable to "UMB Bank, N.A., as escrow agent for Campus Lodge of Columbia LLC." The Company has the right in its absolute discretion to reject or accept subscriptions. Any questions regarding the offering should be directed to Amigos Investments LLC, c/o Robb Baldwin, 6777 W. Newberry Road, Gainesville, Florida, 32605, 352-332-8723. No commissions are being paid.

The following chart sets forth the net proceeds to the Company:

	Amount	Underwriters Commissions & Discounts	Net Proceeds to the Company[(1)(2)]
Minimum Offering	**$2,950,000**	0	**$2,950,000**
Maximum Offering	**$3,830,000**	0	**$3,830,000**

(1) Excludes a 4% fee that may be paid by the Company to persons acting as finders and not as brokers or dealers. *See* "Offering," page 33.

(2) Amigos Investments LLC, a member of the Company, is responsible for all offering costs, such as legal expenses, printing, filing fees and advertising, for which it will be reimbursed a flat fee of $150,000.

The date of this Offering Circular is November ___, 2003

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

State	State File No.	Effective Date
Florida		
Missouri		

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THE OFFERING OF THESE SECURITIES IS BEING CONDUCTED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE OFFERING IS EXEMPT FROM REGISTRATION.

THIS DISCLOSURE DOCUMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS DISCLOSURE DOCUMENT.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE FLORIDA DIVISION OF SECURITIES, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY.

This Offering Circular and all exhibits consist of 49 pages.

TABLE OF CONTENTS

SUITABILITY

To invest in the offering, investors must meet certain suitability standards. No more than 10% of any one investor's liquid net worth may be invested in the Debentures. In addition, investors must meet the following minimum income and net worth standards:

- A gross income of $45,000 and a net worth of $45,000, exclusive of home, home furnishings and automobiles; or

- A net worth of $150,000, exclusive of home, home furnishings and automobiles.

In the Subscription Agreement, potential investors must represent that they meet these requirements. A failure to do so violates securities laws, among other infractions. The Company will be relying on these representations in extending the offering, and investors must be truthful and accurate in making these representations.

FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis," "Business," and elsewhere in this Offering Circular constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, potential investors can identify forward-looking statements by terms, such as "may," "will," "intends," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "continue," or the negative of these terms or other comparable terms.

Forward-looking statements are estimates and projections reflecting the Company's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although the Company believes that the estimates and projections reflected in the forward-looking statements are reasonable, the Company's expectations may prove to be incorrect. Important factors that could cause our actual results to differ materially from estimates or projections contained in the forward-looking statements include:

- The state of the real estate development industry;
- Changes in the economy generally and interest rates specifically;
- Increases in government regulation and anti-development efforts;
- The condition of the real estate market generally and the residential market specifically;
- Competitors' responses to the Company's strategies;
- Anticipated growth strategies;
- Anticipated trends in our business; and
- Ability to control costs.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable law. Because of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur.

The Company uses market data and industry standards throughout this Offering Circular that have been obtained from internal surveys, market research, publicly-available information and industry publications. Industry publications generally state that the information they have provided has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, the Company believes that the survey and market research it or others have performed is reliable, but the Company has not independently verified this information. The Company does not represent that any such information is accurate. None of the sources that the Company relies on for information about the Company's industry has consented to the disclosure and use of their information in this Offering Circular.

SUMMARY

This summary includes an overview of the material terms of the offering which are discussed in detail in this Offering Circular. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, the entire Offering Circular must be carefully read, including "Risk Factors" and the form of Debenture before deciding to purchase these securities.

The Company is developing a student housing facility in Columbia, Missouri. Affiliates of the Company, Mr. and Mrs. David Fort, purchased the land for the facility on October 10, 2003. Upon raising sufficient funds from this offering and closing of the development loan, the Company intends to acquire the land from the Forts at their cost from the proceeds of the development loan. The Company has received a loan commitment letter from Bank of America, N.A. for the Project. It is anticipated that the Project will be complete by August 1, 2005, at which time management intends to refinance the Project with permanent financing. However, if the Project is not complete by August 1, 2005, the Company may request extensions of the maturity of the development loan. There can be no assurances that the completion of the Project will be timely or extensions granted.

David H. Fort is the Manager of the Company. He has developed several other projects of a similar nature in other university cities through affiliates and otherwise. Mr. Fort will continue to develop these types of projects. Mr. and Mrs. Fort are personally guaranteeing the development loan on the Project.

The Company is offering up to $3,830,000 principal amount 9% Subordinated Debentures due December 31, 2008. The Debentures bear interest at 9% per annum from the date of acceptance of the Subscription Agreement by the Manager. Payment of the accrued interest first and principal according to available funds is due upon the placement of the permanent financing when the Project is complete. Thereafter, all net cash flow from the Company is allocated to pay the interest and principal on the Debentures until paid. The Debentures mature on December 31, 2008.

The Debentures are unsecured obligations of the Company and are not covered by a trust indenture. Substantial debt senior in priority of payment to the Debentures will exist, and upon a default, this senior debt must be paid in full, thereby lessening the likelihood of any payment to the Debenture holders. No trust indenture exists for the Debentures. The lack of a trust indenture fails to give certain rights to the Debenture holders. For example, upon a default, no trustee is appointed to act on behalf of the Debenture holders. The Debenture holders must bring individual actions of their own accord.

The Company's address is 4422 SW 85th Way, Gainesville, Florida 32608; telephone number 352-380-9600. Potential investors are urged to contact Reno Rubeis at the Company, and Robb Baldwin at Amigos Investments with questions. Amigos Investments' address and telephone number are 6777 W. Newberry Road, Gainesville, Florida, 32605, 352-332-8723.

RISK FACTORS

Investing in the Debentures involves a high degree of risk. The risk factors and all other information disclosed in this Offering Circular must be carefully considered before making an investment decision regarding the Debentures. The risks described are not the only risks the Company faces. Additional risks and uncertainties not yet identified or currently considered to be immaterial may also materially and adversely affect the Company's business, financial condition, results of operation and the ability to pay interest and principal on the Debentures. One or more of these risk factors could cause a loss of part of all funds invested in the Debentures. The sequence in which these risk factors are presented is not an indication which of these factors the Company considers to be most important.

Developmental Risks

Absence of Operating History. The Company is recently organized and has no financial or operating history. The Project study conducted by the Company is based on the Company's perception of the student-oriented apartment market in the vicinity of the University of Missouri. There is no assurance the Company can or will complete the Project and operate in a profitable manner.

Construction of New Facilities. Risks associated with the Company's development and construction activities include the following, without limitation:

- construction costs may exceed original estimates due to increased materials, labor or other expenses, which may make completion of the Project uneconomical or require the Company to seek additional funds;

- the incurrence of additional costs or liability resulting from defects in construction material;

- occupancy rates and rents at the Project depend on a number of factors, including market and general economic conditions, and may be insufficient to make the Project profitable; and

- development and lease-up may not be completed on schedule, resulting in increased debt service expense and development costs.

Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary building, occupancy, and other required governmental permits and authorizations. Qualified investors may review such permits and authorization as available upon request.

The occurrence of any of these events may adversely affect the Company's ability to achieve its projected profits, and prevent the Company from making required payments to the Debenture holders.

Real Estate Investment Risks

Dependence on Market Conditions. The Company intends to invest solely in the Project, and its performance is dependent upon the demand for student-oriented apartment housing in the University of Missouri community. A decline in the national or local economy could affect the supply or demand for student-oriented apartment housing.

General Risks. Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income generated and expenses incurred. If the Project does not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay its obligations to its debt holders, including the Debenture holders, will be adversely affected.

A student-oriented apartment community's revenues and value may be adversely affected by a number of factors, including without limitation the following:

- the cyclical nature of the real estate market, characterized by periods of significant expansion and contraction in the number of housing starts;
- the amount of building permit activity;
- the availability of financing;
- the national economic climate which may affect the number of university students;
- the local economic climate;
- local real estate conditions such as an oversupply of or a reduced demand for student-oriented apartment housing;
- the perceptions by prospective residents of the safety, convenience and attractiveness of the Project;
- the ability to provide adequate management, maintenance and insurance; and
- increased operating costs, including real estate taxes and utilities.

Certain significant fixed expenditures associated with the Project, such as mortgage payments, real estate taxes, insurance and maintenance costs, are not reduced when circumstances cause a reduction in income. If the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the Project or the exercise of other remedies by the bank.

In addition, real estate values and income from apartment communities are also affected by such factors as interest rate levels, the availability of financing, and the cost of compliance with government regulation, zoning requirement and taxation.

Any of these or other factors could cause the Project to become unprofitable and result in a foreclosure by the bank. In such an event, the Debenture holders will most likely lose their entire investment.

Illiquidity. Real estate investments are highly illiquid. Such illiquidity tends to limit the ability of the Company to respond to changes in economic or other conditions.

*Environmental Liabilitie*s. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws, ordinances and regulations typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several, unless the harm is divisible and there is a reasonable basis for allocation of responsibility.

The cost of investigation, remediation or removal of such substances may be substantial. The presence of such substances, or the failure to remediate properly the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Finally, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with the ownership, operation, management and development of the Project, the Company may be potentially liable for such damages and costs.

The land has been subjected to a Phase I environmental assessment that involves general inspections without soil sampling or ground water analysis and generally without radon testing. A copy of the Phase I environmental assessment for the land is available to qualified investors upon request.

The assessment has not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor has the Company been notified by a governmental authority of any noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with the land that it believes would have a material adverse effect on the Company's business, assets or results of operations. The Company is also not aware of any environmental liability relating to the land or the Project that it believes would have a material adverse effect on the Company's business, assets or results of operations.

It is possible that the Company's assessment did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, no assurances can be given regarding changes in environmental liabilities. Future laws, ordinances, or regulations may impose material environmental liabilities, or the current environmental condition of the Project may be affected by residents, the condition of the land, operations in the vicinity of the project, such as the presence of underground storage tanks, or by third parties unrelated to the Company.

Financing Risks

Loan Proceeds. The Company has received a loan commitment letter from Bank of America, N.A. for the development loan setting forth the anticipated terms and conditions of such loan. It further anticipates permanent financing will be forthcoming upon completion of the Project. No assurances exist that the Project will be completed or operating in a manner satisfactory to a bank for the permanent financing or that a bank will do so under any conditions.

Market conditions, economic events, political condition and a multitude of factors may restrict or discourage bank lending. In such an event, the Company will seek other options for the Project but may be unsuccessful. In the event it does not obtain required funds, the Company may be forced to pursue other alternatives.

The minimum offering will not close unless the bank funds the development loan or satisfactory alternative financing is arranged and the land is transferred to the Company. If the development loan or other satisfactory financing does not close, the land is not transferred and the minimum offering not raised, investor funds will be returned.

Capital Requirements. Although the Company believes it will have sufficient capital to acquire the land, construct the Project and operate the Project during its lease-up phase if the minimum offering of $2,950,000 raised, there are no assurances that the Company will have sufficient capital if unexpected expenses occur or if revenues do not meet projections. If the Company has insufficient capital, the Company may be required to seek additional financing. Additional financing may be unavailable or available on unsatisfactory terms. Additional debt could adversely affect the Company's profitability.

Loan Default. If the Company defaults in the repayment of the development loan or any loan, the bank may obtain a judgment against the Company and force the liquidation of the assets of the Company to satisfy the development loan or any other loan. In such an event, the bank may liquidate the Project in such a manner that the Debenture holders receive no funds and lose the entire amount of their investments.

No Limitation on Debt. Except for the development loan and the permanent financing, the Company does not currently expect to incur any other indebtedness. If the Company wishes to incur other debt to be secured by a lien on the Project, such as refinancing, under the Operating Agreement, the Company is required to obtain the consent of a majority in interest of the members. The Company is not required to obtain the consent of the Debenture holders.

The Operating Agreement and other organizational documents for the Company do not contain any other limitation on the amount or percentage of indebtedness the Company may incur, including debt senior to the Debentures in priority of payment. Accordingly, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to meet its obligations to the Debenture holders and in an increased risk of default on its obligations in general.

Investment Risks

Pricing, Terms and Conditions. The interest rate, terms and conditions of the Debentures were determined by the Company according to its financing needs and what it perceived would attract investors based on market conditions. No negotiations or other disinterested parties determined the price, terms and conditions. Investors must make their own determination if the Debentures present a fair and equitable investment on satisfactory terms and conditions.

Default. Upon a default in payment of the Debentures, the Debentures are junior in payment to the development loan and the permanent financing. The bank extending the development loan and also the bank extending the permanent financing will have a first lien against the Project, the development loan and then the permanent financing must be repaid in full before the holders of the Debentures may be repaid from Company assets.

The Debentures are subordinate in right of payment to all bank debt. Therefore, in the event of a liquidation, all bank debt must be paid in full before any proceeds are paid to the Debenture holders.

Management. An investor who acquires the Debentures will have no voice in the management of the Company. The Debenture holders are not entitled to vote on any matters related to the Company in comparison to an equity holder. The Debenture holders must rely entirely on the Manager and members of the Company for the operations and affairs of the Company.

Offering Risks

The Company, its Manager and members may or may not be able to raise the sufficient money to close the offering by February 28, 2004. They have minimal experience in raising funds for an offering of this nature. If sufficient funds are not raised, investors will have their funds held in escrow until February 28, 2004. During this time, investors will be unable to pursue other investment opportunities with the funds held in escrow.

Key Management

The Company is highly dependent on the Manager of the Company, David Fort, and his resources, including affiliated companies. Mr. Fort has many other projects ongoing in construction, development and planning similar to this Project. He intends to devote only part of his time to the affairs and business of the Company, and a substantial part of his time and attention to these other projects.

Affiliated companies of Mr. Fort will develop and operate the Project. The loss of key management personnel of any of these entities or an inability to attract, retain and motivate sufficient numbers of qualified management personnel for these entities could adversely affect the Company.

Conflicts of Interest

The Manager and affiliates of the Manager are subject to various conflicts of interest with the Company. The Company is obligated to pay management and other fees to affiliates of the Manager. While the Company believes the fees are reasonable and consistent with market conditions, the terms of the agreements between the Company and the affiliates were determined by the Manager and have not been subject to independent review or arm's length negotiation.

In addition, the Manager intends to devote a substantial part of his time and attention to other projects similar to the Project which he has developed or will develop in the future. The Company has no interest in those other projects. Neither the Manager nor any affiliate is required to offer any such investment opportunities to the Company or any member, even if in competition with the Project.

Liability Insurance

The Company intends to obtain general liability insurance in amounts and scope deemed adequate. There can be no assurance that potential claims will not exceed these amounts, or that the Company will not sustain an uninsured loss. Most insurance policies contain various exclusions from coverage and, consequently, the Company will not be insured against all possible loss. If insufficient insurance coverage exists, a lien may be placed against the Company and its assets, such as to cause its liquidation. Debenture holders most likely will receive no proceeds from a liquidation after payment of any such lien and bank loans.

Characteristics of the Debentures

The Debentures are not restricted securities, insofar as they may be resold in compliance with applicable laws. However, no trading market exists or is expected to develop for the Debentures. An investment in the Debentures will be highly illiquid. Although provisions for interim payment of interest and principal exist upon placement of the permanent financing, it is not certain that the Company will be able to obtain the permanent financing or that any amounts actually obtained will be sufficient to make such interim payments. After funding of the permanent financing, if any, 100% of net cash flow will be used to make such payments, but there can be no assurances of the amount of net cash flow or the time of any payments. Holders must expect to hold the Debentures until payment as provided in the terms and conditions of the Debenture, and not expect to be able to sell them, liquidate them, or receive any proceeds from them until maturity on or before December 31, 2008. Additionally, the Company will not redeem or buy the Debentures.

The Debentures are unsecured obligations of the Company. The interest and principal are to be repaid by the contractual terms of the Debenture issued by the Company upon the occurrence of certain events. **THE HOLDERS OF THE DEBENTURES WILL NOT HAVE A SECURITY INTEREST IN OR A MORTGAGE LIEN ON THE PROJECT OR ANY OF THE COMPANY'S ASSETS.** In addition, the Company is not required to maintain a sinking fund for repayment of the Debentures.

Investors should consider an investment in the Debentures as highly risky and be able to lose the entire amount of their investment. Investors desiring safety of principal or income should not invest in the Debentures.

The offering of the Debentures is exempt under Section 3(b) of the Securities Act of 1933. The Company is offering and selling these securities under Regulation A promulgated under Section 3(b) of the Securities Act of 1933 and pursuant to available exemptions from registration or registration under various state securities laws and regulations. The Offering Circular has only been reviewed by the Securities and Exchange Commission and state securities agencies under limited rules. Additional review may have resulted in additional disclosures by the Company.

Terms and Conditions of the Debentures

Interest will accrue on each Debenture from the date of acceptance of the Subscription Agreement by the Manager. Accrued interest and principal will be paid upon funding of the permanent financing upon completion of the Project anticipated to occur in the fourth quarter of 2005. The development loan requires construction of the Project to be complete by January 31, 2006. Payment will be only to the extent available proceeds exist after payment of the development loan, development costs and fees, including fees to affiliates of the Manager. Until that time, holders will receive no interest or principal payments whatsoever.

After funding of the permanent financing, if any, the Debenture holders will thereafter be paid to the extent of their accrued interest first and then principal, if any. Any and all payments of interest and principal will be made on a pro rata basis according to the interest owed on any Debenture to the total interest owed and in a similar fashion for the principal. However, no proceeds may exist to pay the Debenture holders upon placement of the permanent financing. If remaining funds are owed to the Debenture holders after funding of the permanent financing, the Company is obligated to distribute any and all net cash flow to the Debenture holders as payment against interest and principal due on a quarterly basis. Any rate of payment depends on the Company's operations, cash flow and profit.

The Debentures mature on December 31, 2008 at which time the Company must pay the full amount due, whether from available funds, other resources or a refinancing. Based on the Company's lack of operating history, there can be no assurances when the Debentures will be repaid or if at all.

The Debentures are not covered by any trust indenture under which a trustee would act on behalf of the holders under certain conditions to protect the rights of the Debenture holders. In the event of a default or others, any Debenture holder must pursue action on his own without the assistance or protection of a trust indenture or a trustee. In certain instances, the cost of any such collection action may outweigh the benefits.

Conclusion

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE COMPANY

Campus Lodge of Columbia LLC is a Florida limited liability company organized on August 29, 2003. Its principal office is located at 4422 SW 85th Way, Gainesville, Florida 32608; telephone number (352) 380-9600. Its fiscal year ends December 31.

The Company was formed to develop, construct, own and operate a student-oriented apartment housing project, to be known as Campus Lodge, on an approximate 22.6 acre parcel of land located at Old Highway 63, in Columbia, Boone County, Missouri. The Company will be a single purpose entity for the Project and will not develop any other project.

The Manager of the Company is David H. Fort. David H. Fort and his affiliates develop and operate projects similar to this Project.

USE OF PROCEEDS

The Company estimates using the proceeds from the offering and the development loan as follows:

	Offering Minimum	**Offering Maximum**
Gross Offering Proceeds	$2,950,000	$3,830,000
Offering expenses[1]	(150,000)	(150,000)
Finders fees[2]	(118,000)	(153,200)
Net proceeds from offering	$2,682,000	$3,526,800
Equity from other sources[3]	847,412	10,000
Proceeds from development loan[4]	$20,000,000	$20,000,000
Total Proceeds and Funds	**$23,529,412**	**$23,536,800**
Uses of Funds		
Land cost	$1,675,000	$1,675,000
Land acquisition and interim interest carry costs	$210,275	$210,275
Project hard costs	$15,693,675	$15,693,675
CDG Development Fee[5]	$160,000	$160,000
CDG overhead and management[5]	$900,000	$900,000
Project, legal, accounting, construction loan interest and other soft costs	$2,449,462	$2,456,850
Furniture, fixtures and equipment	$2,441,000	$2,441,000
Total Uses of Funds	**$23,529,412**	**$23,536,800**

THE AMOUNTS SET FORTH ABOVE ARE ESTIMATES. THERE WILL PROBABLY BE DIFFERENCES BETWEEN THE ESTIMATED USES AND THE ACTUAL USES OF THE PROCEEDS, AND THOSE DIFFERENCES MAY BE SUBSTANTIAL.

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[1] Amigos Investments is responsible for all offering expenses, such as legal costs, printing, filing fees, advertisements and similar items, for which it will be reimbursed at a flat fee of $150,000.

[2] Finders fees in an amount up to 4.0% may be paid to certain finders. These finders have no relationship with the Company other than as they may be known to the Company as persons with clients seeking real estate investments.

[3] The Manager of the Company intends to contribute an amount to the Company to make up the difference between $23,529,412 and the amount raised from this offering plus the development loan (see footnote 4).

[4] For purposes of this table, the amount of the development loans represents no more than 85% of the cost of the Project and is based on the proposed term sheet received from the Bank of America.

[5] These fees and expenses will be paid to Campus Development Group, Inc., an affiliate of the Manager.

After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

No proceeds from the issuance will be used to acquire assets other than in the ordinary course of business to further the Project. For example, the proceeds will be used to acquire real property for the Project and for construction matters. No assets other than the land are being acquired from the Manager, members or affiliates.

The Company does not anticipate having cash flow or liquidity problems in the next 12 months. It is not currently in breach or default of any note, loan, lease or other indebtedness. The Company has no current trade payables, judgments, liens or settlement obligations.

CAPITALIZATION

The following chart sets forth the current capitalization of the Company and the capitalization in the event of the minimum and maximum offering upon full funding of the development loan.

	08/30/03	Minimum Offering	Maximum Offering
Total debt[1]	100	22,950,000	23,830,000
Members Equity[1]	0	847,412	10,000
Retained Earnings	0	0	0
Total capitalization	100	($22,102,588)	($23,820,000)

[1] These amounts may vary depending on the final amount of the development loan. See "Use of Proceeds."

BUSINESS

The Company was formed to develop, construct, own, and operate a student-oriented apartment housing project, to be known as Campus Lodge, on an approximate 22.6 acre parcel of land located at Old Highway 63, in Columbia, Boone County, Missouri. The land is located on the east side of Old Highway 63, approximately 1 mile south of Stadium Boulevard (State Road 740), an approximate five to eight-minute drive (1.5 miles) to the University of Missouri campus. The land has multi-family zoning and land use designation.

Land Acquisition

David and Claudia Fort, affiliates of the Company, acquired the land on October 10, 2003, under the terms of a Purchase and Sale Agreement dated November 19, 2002. They received a Corporate Warranty Deed from the seller. Mr. Fort is the Manager for the Company, and Mr. and Mrs. Fort are both holders of a 17% membership interest in the Company. Simultaneous with the closing of this offering and the development loan, Mr. and Mrs. Fort will transfer the land to the

Company. The Company will pay them their cost for the land from the proceeds of the development loan. The purchase price for the land was $1.675 per square foot, or total cash in the sum of $1,675,000. The Forts financed the acquisition with interim funding and cash.

Development Financing

The Manager has received a loan commitment letter from Bank of America indicating the terms and conditions under which the bank will extend the development loan on the Project. Although funding of the loan remains subject to various conditions, the Company believes the bank will fund the loan if all requirements are met. A copy of the commitment is available upon request.

The construction of the Project will be financed through this bank loan in an approximate amount up to $20,000,000. The loan will bear interest at 225 basis points over the 30-day LIBOR rate, as adjusted. The Company is considering entering into an interest rate swap to fix the interest rate during the term of the loan. Mr. and Mrs. Fort are required to guarantee the loan personally.

During the term of the loan, the Company is required only to pay interest. Principal payments start the earlier of 12 months from the date of issuance of the last certificate of occupancy for the Project or September 1, 2006. The loan matures 36 months from closing of the loan. It is anticipated the loan will close February 28, 2004 and mature January 31, 2007. Extensions of the maturity of the loan may be permitted in limited circumstances on approval by the bank.

If for whatever reason Bank of America does not fund the loan, the Company intends to seek alternative financing satisfactory to the Company. Closing of the offering and transfer of investor funds will only occur upon transfer of the land into the Company and closing of a development loan.

Upon a closing of the offering and the development loan and the transfer of the land to the Company, the development of the Project will begin within the first quarter 2004. Construction must commence within 30 days of closing of the loan and be completed no later than August 1, 2005.

Upon completion of the development, the Company intends to obtain permanent financing. The Company has no commitment for such permanent financing, and cannot predict the terms and conditions of any financing or if it will be available.

Development

The general contractor for the Project is Johnson-Graham-Malone, Inc., which has agreed to construct the Project for a fixed sum. JGM has been the general contractor for other, similar projects developed by Campus Development Group, an affiliate of the Manager. A copy of the agreement between the Company and the general contractor is available to qualified investors upon request.

The Project will be constructed in a single phase. The construction will commence shortly after the closing of this offering and the development loan. The Project will include 192 apartment units and 768 bedrooms as well as recreational facilities and amenities. The Company contemplates that construction of the Project will be completed in about 18 months.

The site plan is under development with an engineer. The Company expects preliminary approvals for the site by year-end 2003 and final approvals in the fourth quarter of 2004.

The construction of the Project is planned to commence within the first quarter 2004 and continue over an 18-month schedule ending no later than August 1, 2005. However, no assurances exist that the construction will be completed as scheduled or at all. Any number of unforeseen events may impede construction.

The Project has been appraised by CB Richard Ellis, Inc. for the benefit of Bank of America in conjunction with the acquisition and development loan to be issued by Bank of America. No entity other than Bank of America may rely on this appraisal. The valuation of the Project included the following:

Appraisal Premise	Date of Value	Value Conclusion
As is	August 14, 2003	$ 1,765,000
At Completion	September 1, 2005	$ 26,200,000
At Stabilization	September 1, 2006	$ 28,200,000

DESCRIPTION OF PROJECT

The following information describes the Project as planned by the Manager. These descriptions are as the Project is intended, and the Project may change substantially from as described. Further information on the intended Project is available upon request.

Unit Mix

Unit Type	Unit Mix	Number of Bedrooms	Bedroom Mix Percentage	Unit Living Area (S/F)	Total Living Area (SF)
4 bed/4 bath	192	768	100	1,467	281,664
Total	192	768	100	1,467	281,664

Building Profile

The property will contain 13 residential buildings, a club-lodge building and five ancillary structures as summarized below:

Type of Building Use	Description	Total S/F
Ten residential buildings	Twelve 4 bed/ 4 bath units	176,040
Three residential buildings	Twenty-four 4 bed/4 bath units	105,624
Club lodge	Leasing & administration, amenities	7,700
Recreation	Poolside Amenities	
Maintenance	Workshop & equip./supplies storage	2,200
Gatehouse	Traffic Control	
Pool House	Pool Equipment & Restrooms	
Mail Kiosk	Postal Delivery station	

Description of Property

Density. Per Gross Acre: 8.31 units and 33.25 bedrooms. Per Useable Acre: 10.67 units and 42.67 bedrooms.

Parking. 792 spaces, 4.13 spaces per unit or 1.03 spaces per bedroom to allow for visitor parking.

Construction. Thirteen 3-story frame residential buildings with hard plank siding, cedar exterior trim, concrete & steel stair system, and 20-year fiberglass shingle roofs. All unit windows will be insulated with tinted glass.

Zoning/Land Use. The site has an R-3 multifamily zoning and land use designations which allow for the construction of the improvements as proposed.

Rental Package. Campus Lodge is designed as a "shared living" apartment complex for students and will be leased by the bedroom. All leases are to be based on a 12-month term and will have a parental or resident sponsor guarantee. Limited exceptions exist for shorter-term leases.

Each resident or student will have a private bedroom or bath suite that has both a key and privacy dead bolt lock. The common areas, including kitchen, living room, storage area and laundry facility, are shared by others within the unit. The lease structure has been designed to offer the convenience of paying the base and any premium rent, cable TV and monthly maid service. All units will be completely furnished including a 27" television.

Once stabilized, all suites are projected to have 12-month lease terms coinciding with the beginning of the University's Fall through the Summer Semesters of the following calendar year. Prior to the Project's completion and stabilization, completed residential buildings of the Project will be leased as available for the applicable initial school semester.

Unit Features

Campus Lodge is projected to be the Class A property within the market recognizing its superior construction quality, with 6-inch off-set studded and insulated interior walls, along with an amenities package intended to be unavailable elsewhere. The units are designed with a split concept, with either one or two bedrooms on each side of the common living area. Standard unit features will be fully furnished, as described:

Bedroom Suite - Private Area.

- Complete bath area - Vanity, water closet, shower
- Furnishings that include a double bed with head board and frame, 60" table desk with a 60" carrel and chair, four drawer bureau and night table
- Full length mirror on sliding closet door
- Closet with vinyl coated wire shelving
- Wall to wall carpeting
- Security panic button
- Solid core bedroom doors
- Dual deadbolt and privacy locks
- Cable TV hook-up
- Dedicated high speed internet access
- Phone line connections
- Ceiling fan with light and switch
- 6" insulated sound walls
- Insulated and tinted windows and blinds

Common Shared Area

- Solid wood furnishings that include one sofa with end cushions, two lounge chairs with end cushions, end table and coffee table, entertainment cabinet and a 27" color television with remote control
- Steel core entry doors with peephole and doorbell
- Door and deadbolt lock entry
- Dining table with two chairs and two breakfast bar chairs.
- Accessories.
- Walk-in laundry room with folding table and shelving
- Walk-in pantry
- Kitchen with refrigerator and icemaker, oven, range, microwave, dishwasher, disposal, walk-in pantry and wastebasket
- Fire sprinkler system, smoke detectors and fire extinguishers
- Large screen-in porch with storage closet, furniture and bike storage area
- Intrusion alarm

Site Improvements

Campus Lodge intends to offer features and amenities that are far superior to other student-oriented apartment complexes in the market. The Project amenities and site improvements are intended to include the following:

Club-lodge

- State of the art fitness center, including four video monitors and "cardio-theater" sound system
- Computer room with six workstations tied to a laser printer and a local access fax machine
- Model unit
- Four study and meeting rooms
- "Play-Action" swimming pool with over 4,000 surface square feet of water, with wet volleyball and basketball, tubing channel and speed lanes, surrounded by large sunbathing deck area with lounging furniture

Other Amenities and Features

- Two lighted, sand volleyball courts
- One lighted basketball court
- Mature tree growth incorporated into landscape theme and well-landscaped grounds
- Gatehouse with three traffic and access control gates at the entrance to the property
- Video monitoring for guest entry, dusk to dawn
- Barbecue grills
- Concrete sidewalks
- Contiguous perimeter fencing
- Twenty-four hour emergency maintenance

Rental Rates

The Company intends to charge the following per monthly rental rates.

Unit Type	Unit Living Square Feet	Per Suite	Per Unit	Per Square Foot
4 bed, 4 bath, Split	1,415	$ 440.00	$ 1,760.00	$ 1.20

Competition and Industry Trends

There are many multi-family projects located in the Columbia area which service the college student population at the University of Missouri, Stephens College and Columbia College. The Project will compete in the upper tier of multi-family projects.

The Company believes that the unique amenities of the suites in the Project, the location of the Project and the fact that housing is priced on a per bedroom "all-in" basis, provides it with a competitive advantage in the market. However, there can be no assurances that these competitive advantages will be attractive to students at the rates offered.

Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Marketing Strategies

The Company plans to incorporate a broad range of mediums in which to advertise and promote the leasing of the suites. The overall mediums that have been used by affiliates of the Company and can be expected to be used for the Project by the Company include the following:

- *Radio.* A station is selected in the local market that is determined to capture the Company's target market, college students, by demographic profiles obtained through Arbitron.
- *Billboard and Bus Stop benches.* Locations are determined by the traffic pattern of access to the University of Missouri, and the Campus Lodge site.
- *Apartment Guides.* Each market has one or more guides that contain listings of the metro area apartment complexes.
- *University Newspaper.* Each university has an internally published periodical as well as special editions that are published at key intervals during the lease year.
- *Collateral Material.* Brochures and related items are placed at strategic locations both on and off campus, as well as the off-campus housing office located on the university campus.
- *Direct Mailings.* Promotional material is directly mailed to incoming students from mailing lists obtained and purchased from the local universities.
- *On-site Events.* Property sponsored on-site events, such as pool parties in the Spring, Summer and Fall season, athletic tournaments, such as 3-on-3 basketball, and other resident or prospective resident involvement is continually used to promote the property.

- *On-campus Presence.* During key times of the school year, representatives of off-campus apartments are allowed on campus to promote their respective property. Give-aways, such as T-shirts, are distributed to prospective residents.
- *Web Advertising.* Each Campus Lodge property is hosted on the "campuslodge.com" website that provides information, photographs, maps and the ability to download specific forms used to apply for residency at any Campus Lodge. This website will include Campus Lodge of Columbia.
- *Rental Incentives.* From time to time, rent incentives, usually in the form of rent concessions, are used to induce new resident leasing and the renewal leasing of existing residents.
- *Promotional Association.* From time to time, promotional associations with local businesses that have a significant college student clientele are arranged to co-promote services or products with Campus Lodge.

The Company has not secured written firm orders for the lease of units in the Project. Once the rental units are leased, the Company anticipates the occupancy rate to be 94% on an annual basis. The Company projects the leasing to follow the timeline set forth in the following chart:

January	February	March	April	May	June	July	August	Sept	October	November	December
1	2	3	4	5	6	7	8	9	10	11	12

< Leases (residents) that have signed leases to begin with the schools' Spring Semester move-in. This typically amounts to approximately 25 leases.

< Pre-leasing for the school year beginning August of current year comes into full swing, meaning major advertising, renewal incentives, and other promotions begin

< The effort of pre-leasing includes a commitment from the Resident and Guarantor in the form of an executed lease and required up-front lease monies to be paid. Once documents are executed and monies paid, the lease is considered a "done deal" and the resident is placed on a waiting list until renewal commitment campaign ends.

< Renewal commitment ends. At his point, if a Current Resident has not committed to renew within his Same Unit / Bedroom, then that Unit / Bedroom is considered to be available for a new resident and booking (like a hotel) along with roommate matching (if necessary) occurs.

< Leases (residents) that have signed leases to begin with the schools' Summer Semester move-in. This typically amounts to approximately 25 leases. One of the primary influences to this activity is the closing of dormitories by the university.

< Primary physical move-in of the pre-lease residents.

< Maintenance type advertising begins through end of year.

< All during the year (with the exception of August) the market will experience some intermittent leasing as students change their minds midstream through a semester, about their living arrangements.>

< Additionally, all during the year (typically with the exception of August) the market will experience some fall-out in respect to "skip residents" and bad debt. >

Material Regulations

The Company is not regulated in the construction of multi-family residential properties. The Missouri Real Estate Code, administered by the Missouri Real Estate Commission, governs the leasing of multi-family residential properties.

Zoning approval and construction permits from the City of Columbia, Missouri will be required in order to commence construction on the Project site. Failure to secure the requisite approvals and permits constitute a risk to the viability of the Project.

PLANNED DEVELOPMENT AND PAYMENT MILESTONES

This chart sets forth the Company's goals in funding, developing, and operating the Project. These goals are achievements for the Company to attain, and there can be no assurances the Company will meet these goals as scheduled or otherwise. Many events may occur to alter this desired timeframe.

Event or Milestone	Expected Manner of Occurrence Method of Achievement	Date When Accomplished	Months after receipt of proceeds
Close on land	Acquisition of land by Manager	October 2003	Prior to receipt of proceeds
Raising minimum offering amount	Subscriptions received	February 28, 2004	Receipt of proceeds
Development loan	Funding by bank	February 28, 2004	Receipt of proceeds
Transfer of land to the Company	By Manager	February 28, 2004	Receipt of proceeds
Construction begins	Land clearance on site	March 1, 2004	Receipt of proceeds
Clubhouse complete		November 2004	9 months after receipt of proceeds
Marketing begins	Advertising in local media	November 2004	9 months after receipt of proceeds
Summer move-ins	25 Leases	May 2005	15 months after receipt of proceeds
Construction Complete	94% total occupancy	August 2005	18 months after receipt of proceeds
Pay Debentures	Refinance of property	August 2005	18 months after receipt of proceeds
Further payment of Debentures as necessary	Net cash flow	August 2005 to December 2008	18 to 30 months after receipt of proceeds

Consequences of Delay and Effect Upon Liquidity and Operating Costs

Failure of the Company to accomplish any of the milestones above will delay the generation of revenues for the Project and the payment of the Debentures. The Company has secured extendable development loan financing that may allow for a period of delay in construction and subsequent leasing upon the Company meeting certain terms and conditions satisfactory to the bank. If the development financing is not sufficient, the Company intends to secure "subordinate bridge financing" to offset the cost of the delay or alternatively sell equity interests of the Company to raise additional capital.

Litigation

Management has no past, pending or threatened litigation or administrative actions to report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has not yet commenced operations. Therefore, trends in the Company's historical operating results are not available. Although it lacks historical operations, the Manager of the Company and affiliates have experience in developing and operating similar projects.

Campus Development Group is solely engaged in the real estate development of apartments designed to cater to the college student. Campus Development Group is comprised of professionals with diversified expertise incorporating a hands-on involvement in feasibility analysis, site selection and acquisition, architectural and engineering design, permitting and field quality control of construction.

Proposed Development

The process and conclusions supporting the proposed development of the Project involves certain defined steps. The steps taken by the developer, Campus Development Group in deciding on a particular area of the United States are comprised of several primary criteria.

These efforts for each development vary greatly both in the time spent and dollar expenditure. In general, a typical time line of events to bring a site to the permitting stage and ready for construction, includes the following:

ACTIVITY	TIME FRAME
Negotiating a purchase agreement:	30 - 60 days
Due diligence period:	30 - 60 days
Site design and engineering:	120 -210 days
(Including review and approval process by the local planning and zoning boards)	
Administrative approval:	30 - 60 days

Based on experience with previous projects, the total time ranges from 210 days (7 months) to 390 days (13 months). Expenditures range from a total of $450,000 to $750,000.

Site Determination

Several primary criteria are used by Campus Development Group to determine the selection of a site for a proposed Campus Lodge community, as follows:

- An analysis of the primary college or university is undertaken. In this case, the University of Missouri (MU) was examined and the analysis provided positive results

- Enrollment for the school year 2002 amounted to 25,000 resident students for the main Columbia campus. This enrollment represents the largest in school history and expectations are that enrollment will continue to increase.

- MU is a major land-grant institution, emphasizing service to Missourians and the state's largest public research university. Both of these aspects support MU's continued appeal to the citizens of Missouri and contribute to an effective use of limited resources. MU is an academic leader in the Big 12 Conference, exemplified by the 2002 freshman class which boasted an ACT average of 25.5, compared with the national average of 20.8 and the state average of 21.5. Nearly one-third of the students come from the top 10% of their respective high school classes and, one-half come from the top 20%. The freshman retention rate was 84.7% in 2001. MU attracts more valedictorians, Curators Scholars and Bright Flight Scholars than any other college or university in the state. The School is among the top 10 universities in the nation with the most Fulbright Scholars, according to the Council for International Exchange of Scholars.

  The Company obtained this information on MU from promotional materials published by MU.

- An analysis of available sites within proximity and good access characteristics to MU are determined. The proposed Campus Lodge site is located along Old Highway 63, approximately one mile south of Stadium Boulevard, a major access road to the southern boundary of the MU campus. Overall distance to the MU campus is approximately 1.5 miles and is about a five to eight minute drive to the campus.

Site Feasibility

Once the site has been placed under contract for purchase, the initial no-risk due diligence period of approximately 30-60 days is used by Campus Development Group to determine a simple comparative feasibility of the Project. This initial step determines, with the aid of a local engineering firm, an approximate unit and bedroom density that would be in compliance with local zoning and land use guidelines.

The proposed Campus Lodge site contains approximately 22.6 gross acres and approximately 18 developable acres, which equates to a density of 10.67 units and 42.67 bedrooms per developable acre. Total units equal 192, with a bedroom count of 768. The incremental cost per bedroom is approximately $2,227. This pricing is consistent with prices paid for existing Campus Lodge apartment communities as shown in the chart below.

Tallahassee, FL	Gainesville, FL	Tampa, FL	Athens, GA	Bryan, TX	Norman, OK
$ 2,808 / Bed	$ 2,457 / Bed	$ 1,830 / Bed	$ 2,724 / Bed	$ 2,863 / Bed	$ 1,760 / Bed
948 Bedrooms	1116 Bedrooms	1068 Bedrooms	624 Bedrooms	972 Bedrooms	768 Bedrooms

In addition and in conjunction with the land analysis, Campus Development Group examines and surveys the local market for competitive apartment communities and focuses on the rent pricing and occupancy levels of each community. The analysis encompasses a comparative view of the face value rents and an adjustment analysis for more level comparisons. Adjustments encompass five basic categories to include:

i. Whether or not any utilities are included in the face value rent;

ii. Whether or not the units and bedrooms provide furniture;

iii. Whether or not an ancillary services, such as monitored alarm, maid service, building and pick-up of trash, are included in the face value rent;

iv. Unit characteristics to include the lease structure, such as unit vs. bedroom lease, 1-to-1 bedroom to bathroom ratio, general features of the unit, bedroom and size are compared and analyzed; and

v. Project amenities, location, distance and drive time to the University, and the age and condition of the community are analyzed.

Comparable Projects, Market Conditions.

The examination of the Columbia, Missouri market also revealed other notable data:

- Only two new student communities have been built since year 2000, Jefferson Commons and Grindstone Canyon, both located in proximity along Old Highway 63,

- Only two communities, Jefferson Commons and Campus View, offered a four bedroom unit, and only Jefferson Commons offered a bedroom to bath ratio of 1 to 1.

- Occupancy levels, for those properties which revealed actual numbers, provide a confidence level that four bedrooms are attractive, and the private bath feature is very attractive to leasing efforts.

The following chart summarizes the physical profile and reported occupancy levels for those competitive properties for the 2003-04 school year:

Name	Year Built	# of Beds	Bed/Bath Mix	2002-03 Occupancy	Pre-lease Occupancy for 2003-04
Jefferson Common	2001	676	1/1 – 2 /2 – 3/3 – 4/2 – 4/4	98%	90% - July 7, 2003
Campus View	1990	632	2/1 – 4/2	100%	75% - July 7, 2003
Grindstone Canyon	2003	383	1/1 – 2/2 – 3/3	NA– New	Would not disclose
Ashland Manor	Circa 1980	306	1/1 – 2/1 – 2/2 – 2/1.5	100%	100%
Katy Place	1993	584	1/1 – 2/2 – 3/3	100%	100%

The next chart summarizes the overall bedroom mix of the competitive properties.

Name	Year Built	1 bd / 1 ba	2 bd / 1 ba	2 bd / 2 ba	3 bd / 3 ba	4 bd / 2 ba	4 bd / 4ba
Jefferson Common	2001	84	0	72	120	240	160
Campus View	1990	0	32	0	0	600	0
Grindstone Canyon	2003	61	0	196	126	0	0
Ashland Manor	Circa 1980	50	84	172	0	0	0
Katy Place	1993	16	284	284	0	0	0
TOTALS	----	**211**	**400**	**724**	**246**	**840**	**160**

In determining market rent per bedroom for the proposed four bedroom and four bath unit of Campus Lodge, an analysis of the rent is made for the two bedroom-two bath offerings and the four bedroom offerings. The rationale for the two bedroom analysis is made because the proposed Campus Lodge four bedroom and four bath floor plan is a split plan, offering two bedrooms on each side of the common area of the apartment unit. The split plan will be unique to date in the marketplace and is anticipated to appeal or sway some of the student market share that looks for a two bedroom unit.

NAME	Year Built	2 bedroom / 2 bath		4 bedroom / 4 bath	
		Face Rent	Adj. Rent	Face Rent	Adj. Rent
Jefferson Common	2001	$ 495	$ 525	$ 429	$ 459
Campus View	1990	$ 390	$ 505	$ 280	$ 393
Grindstone Canyon	2003	$ 413	$ 528	NA	NA
Ashland Manor	Circa 1980	$ 255	$ 445	NA	NA
Katy Place	1993	$ 298	$ 458	NA	NA

The analysis proved that Jefferson Commons, one of the two newest projects provided the best comparable and in turn required the least adjustment. Therefore, management views the offering rent for the Campus Lodge apartments of $ 440 per bedroom for the 2005-06 school year as reasonable and attainable.

The foregoing summary of activity and analysis is a very straightforward methodology used by Campus Development Group in determining whether or not a proposed development has the characteristics to succeed. In summary the more significant factors are:

- The size and growth of the primary college or university;
- The availability of land with positive location characteristics and price point acceptability based on the determined density; and
- Rent structure that provides a positive economic feasibility to the development costs of the proposed project.

Formulation of Decision to Continue and Planning of Development

Following the initial due diligence period and positive decision to move forward with the planning of the development, certain further defined steps and efforts drive the initial decision whether to develop the Project. The contract for purchase agreement becomes binding and an agreed deposit is made to solidify the agreement. Architectural and engineering efforts are stepped up from preliminary efforts during the due diligence period, and applications to the jurisdictional planning and zoning departments are made to bring the proposed development to an approved status.

The general contractor, the firm of Johnson-Graham-Malone Inc. of Jacksonville, Florida, is instructed to work with the engineering group and develop a construction budget. It should be noted that Johnson-Graham-Malone has been the contractor on all Campus Lodge projects and has proven to be valuable in building these projects in a timely manner and within budget.

Development

Following the closing of the acquisition of land and the development loan, the activities of the developer, Campus Development Group, changes to several areas:

- Field quality control. Oversight of the general contractor efforts on a regular interval or on an as needed basis and being readily available to review, coordinate and approve any adjustments to the actual construction process of the project.

- Contracts and purchases. Procure vendors for furniture, fixtures and equipment purchase and negotiate contracts for services, such as television, Internet connectivity, telephones, refuse and other non-public utilities.

- Budget Management. Oversight of distribution of the development budget to include submitting development loan draw requests in accordance with the loan agreement to the development lender and payment to all appropriate vendors.

As the development of the project approaches the first building delivery, which is the clubhouse, Campus Development Group coordinates efforts with SuiteUSA Inc., the affiliated property management entity, to set-up operational management of the apartment community

Operations

Once the clubhouse building is completed, meaning that it is certified for occupancy, SuiteUSA continues the effort of extensive marketing and pre-leasing efforts for the forthcoming school year, while adding personnel and coordinating all start-up office related activities. SuiteUSA also becomes involved with the general contractor in reviewing residential building delivery, as well as the amenities, to assure that the leasing and specific building delivery are coordinated to accommodate the respective move-in by the first residents of the property.

Following the start-up efforts of operational management, marketing and leasing efforts of the Campus Lodge project, SuiteUSA analyzes the overall activity in an internal review. From the internal review, it provides a summary of efforts that were positive and those efforts requiring improvement, so that the next start-up effort gains the advantage of the historical experience. In the case of the proposed Columbia, Missouri project, the experience derived from the five previous Campus Lodge start-up efforts will be of benefit to the start-up and on-going management of the community.

SuiteUSA only manages Campus Lodge apartment communities and does NOT solicit third party contracts for management of other apartment communities. At present, SuiteUSA manages a total of 2,820 bedrooms distributed in three properties. Two additional Campus Lodge properties are managed by a third party management entity, whose principal is an investor in those respective properties. These two properties total 1,572 bedrooms. Therefore the total existing portfolio of Campus Lodge equals 4,392 bedrooms.

For the current school year, 2003-04, management believes the three Campus Lodge properties under SuiteUSA management, have pre-leased to very strong levels at good market rents and achieved a strong tenant renewal ratio. Please refer to the chart below.

City, State	Year of first occupancy	Unit Mix	Average Rent (4 Bedroom)	2003-04 Occupancy	Renewal Ratio
Gainesville, Florida	Fall Semester - 2000	2/2 – 3/3 – 4/4	$ 501	91.9%	47.5%
Tampa, Florida	Fall Semester - 2001	2/2 – 3/3 – 4/4	$ 445	96.2%	42.9%
Bryan, Texas	Fall Semester - 2003	1/1 – 2/2 – 4/4	$ 424	97.6%	First Year Occupancy

Note: *The Campus Lodge of Norman, Oklahoma is under construction for occupancy in the 2004-05 school year.*

Conclusion

In conclusion, the experience in developing and operating only Campus Lodge communities over the last five years exemplifies the focus that both Campus Development Group and SuiteUSA have in selecting, developing and managing new projects. The Company's goals are simple, to find and procure quality opportunities that meet straightforward criteria that insulate the variables in attaining a successful new project. By starting the proposed Columbia project, management believes it has successfully met those criteria.

MANAGEMENT

The Company is managed by a Manager and owned by its members. None of these persons or their control persons are subject to the disqualification provisions of Rule 262 of Regulation A. The Company's Manager is David H. Fort. The following persons are members of the Company who own the profits interest in the Company set forth opposite their names:

Name of Member	% Interest
David H. Fort[1]	17.00
Claudia Fort[1]	17.00
Jason Fort[1]	8.00
Mariah Mouro[1]	3.25
Josie Dykes	3.25
Reno Rubeis	6.50
Campus Development Group affiliates total[2]	55%
Amigos Investments LLC[2]	45%

[1] David and Claudia Fort are husband and wife. Jason Fort is their son, and Mariah Mouro is their daughter.

[2] These membership interests assume the maximum offering is raised.

The Company and its affairs will be managed by the Manager, David H. Fort. Except with respect to certain fundamental issues submitted to a vote of the members, such as amending the Company's Operating Agreement or the sale of the Project, a member will have no right to participate in or interfere in any manner with the conduct or control of the business of the Company and will have no right or authority to act for or bind the Company.

Campus Development Group, an affiliate of the Manager, will manage the development and construction of the Project. Affiliates of Campus Development Group, including its executive officers, maintain ownership interests in other companies with Campus Lodges in other university cities.

The following persons are the executive officers of Campus Development Group:

Name	Age	Position
David H. Fort	60	Chairman of the Board and Chief Executive Officer
Claudia A. Fort	56	Director
Jason L. Fort	35	President
Mariah Fort-Mouro	37	Vice President/Marketing
Reno Rubeis	47	Senior Vice President
Michael Ahwash	44	Acquisitions Director

David H. Fort. Mr. Fort's real estate development career spans over 30 years. His early experience in construction material sales led to the formation of his general construction company, which specialized in the building of apartment projects. Over his career, Mr. Fort has participated in the development of approximately 4,000 multi-family units, providing him with a broad knowledge of the marketplace and a discerning eye for multi-family concepts. For the past decade, Mr. Fort has focused on the student/young-adult market, where he has established a reputation for innovative leadership in the student housing industry. In 1997, Mr. Fort received the Global Releaf for New Communities Award, a national award honoring environmentally responsible approaches to developing.

Claudia A. Fort. Ms. Fort's insight in the late adolescent and young adult housing market has developed during the course of seventeen years as a high school educator and three decades of parenting. In addition to providing administrative support, managing the accounts, and serving as human resource manager, Ms. Fort tracks trends in the young adult housing market.

Jason L. Fort. Mr. Fort, the son of David H. and Claudia A. Fort, is a fourth generation participant in the building construction and development industry. His responsibilities include predevelopment and project field administration, on-site quality control, and the Project owner's representative to the general contractor.

Mariah Mouro. Ms. Mouro, the daughter of David H. and Claudia A. Fort, has a bachelor's degree in Business Administration and holds a real estate broker's license. She has over fifteen years of real estate experience, including ownership of a landscape firm, investor relations, and co-designing, developing, and operating income-producing properties. Ms. Mouro's primary responsibilities include marketing and coordinating the furnishings packages and interior pieces for the Project.

Reno Rubeis. Mr. Rubeis has a degree in finance and holds Florida licenses as a Certified General Real Estate Appraiser and as a Real Estate Salesman. He has thirteen years of real estate appraisal and advisory experience with major financial, insurance, and investment fund institutions involved with investment grade real estate. His primary responsibilities include new market development, accounting and management information systems.

Michael Ahwash. With an undergraduate degree in Landscape Architecture and a Masters degree in Business Administration, Mr. Ahwash has over eighteen years experience in the areas of real estate analysis, valuation, consulting, and site planning and landscape design. His primary role is in the areas of site selection, feasibility analysis and financial projections. Mr. Ahwash previously was employed with a regional appraisal firm where he specialized in providing valuation, feasibility and market analysis services for institutional grade multi-family projects.

None of the Company's or Campus Development Group's key personnel are consultants or other independent contractors. Neither Company nor Campus Development Group have any key man life insurance policies on its officers, directors, managers or key personnel. No bankruptcy or state insolvency proceedings have ever been filed by or against any of these officers, directors, managers or other key personnel of the Company, Campus Development Group, or any of the companies they have worked for as a manager or executive officer.

Note: After reviewing the information concerning the background of the Company's Manager and Campus Development Group's executive officers, and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard,

the experience and ability of management are often considered the most significant factors in the success of a business.

The Company will have no employees. It will engage Mr. Fort as the Manager as set forth in the Operating Agreement. Campus Development Group will operate the Company pursuant to its agreement with the Company.

Certain Transactions

As described above, the Company intends to obtain a development loan in an amount ranging up to $20,000,000 from Bank of America, N.A. As a condition to this loan, the Manager and his wife, Claudia Fort, will personally guarantee the loan.

Campus Development Group has developed or is developing other, similar projects near colleges and universities. In return for its services, the Company will pay Campus Development Group an overhead and management fee in the sum of $900,000 payable during the construction period evenly in monthly installments, and a developer fee in the sum of $160,000 payable upon completion of construction and issuance of the certificate of occupancy. The Company will also reimburse the Manager for expenses incurred on behalf of the Company.

In addition, pursuant to the terms of the Company's Operating Agreement, the Manager will guarantee that the costs of the construction of the Project will not exceed the budget, with the guaranty satisfied from the Manager's share of the cash flow or membership interest in the Company. In consideration of the Manager's guarantee, the Company has agreed to pay to the Manager amounts equal to any cost savings if the Project is constructed for amounts less than the budget, which are payable during construction from the development budget as cost savings are realized.

After completion of construction, the Company and its affairs will be managed by Vestmark Inc., an affiliate of the Manager. In return for its services, the Company will pay Vestmark an asset administration fee equal to 1.0% of the Company's collected revenues. In addition, the Company intends to engage SuiteUSA Inc., an affiliate of the Manager, as the property manager to manage the Project and to pay SuiteUSA Inc. a property management fee of approximately 3.5% of collected revenues.

The business is highly dependent on the involvement of its Manager and Campus Development Group's management. Although these persons have equity interests that encourage continued involvement, there can be no assurances any person will not pursue interests other than regarding the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

Other Projects by the Manager and Campus Development Group

The Manager and its affiliates have managed other companies in the start-up or development stage, and they also maintain various ownership interests. These companies own properties which include:

OTHER CAMPUS LODGE PROPERTIES

CITY	STATE	Year Complete	# of Units	# of Bedrooms
Tallahassee	Florida	2000	288	948
Gainesville	Florida	2001	360	1116
Tampa	Florida	2001	312	1068
Athens	Georgia	2003	312	624
Bryan	Texas	2004 (U/C)	360	972
Norman	Oklahoma	2004 (U/C)	192	768

Amigos Investments LLC

Amigos Investments LLC was organized as a Nevada limited liability company on August 29, 2003. It is governed by Nevada law, and its Articles of Organization and Operating Agreement are available upon request. It is managed by its members. The members formed Amigos Investments to structure the Company and raise proceeds for it.

Amigos Investments is receiving a membership interest for its efforts in structuring the offering, raising net proceeds and advancing costs for the offering. Its membership interest will range from 45% (if the maximum of $3,830,000 is raised) to 34% (if the minimum of $2,950,000 is raised). It will receive a flat fee of $150,000 for costs advanced, regardless of the actual costs advanced.

The members of Amigos Investments and the percentage interests in Amigos Investments are as follows:

Name of Member	% Interest
Robb Baldwin	10.0
Victor Johnson	33.3
Mark Meyerdirk	33.4
Fred Shore	33.3

THE OFFERING

The Company is offering a minimum of $2,950,000 and a maximum of $3,830,000 principal amount of the Debentures. The offering commences as of the date of this Offering Circular and will terminate upon the raising of the full amount of the offering, closing of the development loan and transfer of the land into the Company or February 28, 2004. If the minimum amount is not raised by February 28, 2004 and the other conditions for closing are not met, investor funds with interest will be returned to the investors. This offering is limited to individuals meeting certain suitability qualifications. No commissions are being paid.

All proceeds of the offering will be held in escrow until the minimum amount of the offering is raised, the development closes and the Manager transfers the land to the Company. Otherwise, the escrow agent will return investor funds plus interest. The escrow will be held by UMB Bank, N.A., Kansas City, Missouri, telephone number 816-860-7000. The escrow agreement is available upon request.

Amigos Investments, through its members, will organize and invite potential investors to seminars that educate investors and assist them in placing real estate investments of any kind in their Individual Retirement Accounts. Upon invitation after conclusion of the seminar, the Debentures will be offered in presentations as an investment that may be used in IRAs. Amigos Investments will assist investors in placing the Debentures in their IRAs. In doing so, Amigo Investments will expend substantial time and effort with no charge to the investor. Investors pay a flat fee, typically $55, to attend the seminar on using IRAs to invest in any type of real estate.

Amigos Investments is advancing all costs of the offering, including legal fees, printing, filing fees, advertisement and similar costs. For these costs, it will be reimbursed by the Company upon closing a flat fee equal to $150,000, regardless of the actual costs incurred.

In limited circumstances, a finders fee of 4% may be paid by the Company to accountants, lawyers, consultants and other professionals referring potential investors in the capacity of a finder. All finders fees will be disclosed to investors in the Subscription Agreement. "Finders" are persons who for compensation make introductions in furtherance of this offering. They simply refer potential investors. Finders will enter into agreements representing that they are not conducting themselves in any manner that might be construed as requiring registration as a broker or dealer. The Company will not indemnify finders against liabilities under the securities laws. There exists no relationships with the finders other than the Company's possible personal knowledge of these persons in their professional capacities as having clients interested in real estate investments.

DESCRIPTION OF THE DEBENTURES

The Debentures bear interest at 9% per annum based on the unpaid principal amount of the Debenture. Interest will accrue from the date of acceptance by the Manager of the Subscription Agreement but no earlier than February 28, 2004. The Debenture sets forth the terms and conditions under which the Company issues and pays the Debenture. The following summary of the Debentures does not purport to be complete, and further reference is made to the **Form of Debenture, Appendix B**.

The Debentures are unsecured obligations of the Company. No security interest exists in any property of the Company to protect the interests of Debentures for payment. Debenture holders must rely on the contractual obligations of the Company set forth in the Debenture for payment of the interest and principal.

The Company will pay interest and principal on the Debentures, based on the following timetable:

(i) Accrued interest and principal will be paid from the proceeds of the permanent financing, if any, only to the extent proceeds are available after payment of the development loan, fees and associated costs of development, including fees to affiliates of the Manager, David H. Fort.

It is anticipated that the permanent financing will be funded on or before August 1, 2005. However, the Company may obtain extensions of the development loan, delaying permanent financing.

(ii) After funding of the permanent financing, if any, and to the extent the accrued interest and principal is not paid from the proceeds of the permanent financing, 100% of the net cash flow of the Company will be allocated to pay accrued interest and principal until the Debentures are paid.

(iii) The Debentures mature December 31, 2008, at which time the Company must pay all remaining interest and principal due.

For purposes of payment to the Debenture holders, net cash flow is defined as the operating revenues of the Company, minus operating expenses, payment of principal and interest on any Company indebtedness, other than the Debentures, capital expenditures not financed with loan proceeds and any reserves for operations deemed necessary by the Manager. Net cash flow shall be computed at the end of each calendar quarter, and paid as of the 30th day thereafter.

The Company determined the principal amount of Debentures to be offered based on the required ratio imposed by the bank for the development loan to be 85% of total Project costs. The Company set the interest rate based on market conditions in terms of the relative risk and what would attract investors. The other terms and conditions of the Debentures were based on the financing needs of the Company in completing the Project.

Note: After reviewing the above, potential investors should consider whether or not the offering price for the Debentures is appropriate at the present stage of the Company's development.

The Debentures have no voting rights or other equity interests in the Company. Debenture holders are entitled only to the payment of interest and principal. There is no mandatory sinking fund. The Debentures are not subject to redemption.

Subordination

The Debentures are subordinated in right of payment to the prior payment in full of all senior debt, whether outstanding as of the issuance of or thereafter created, as for example the development loan and the permanent financing. Senior indebtedness is all bank debt and other indebtedness of the Company, including any junior subordinated indebtedness, unless by its terms, such indebtedness specifically provides that it is not senior indebtedness, and all amendments, modifications, renewals, extensions, refunding and refinancing of the foregoing. No restrictions exist on the ability of the Company to incur Senior Debt.

Senior indebtedness will not include indebtedness of the Company for goods or materials purchased in the ordinary course of business or indebtedness consisting of trade payables, or indebtedness of the Company the terms of which specifically provide that such indebtedness is not senior indebtedness. By reason of such subordination, upon any distribution to creditors of the Company in a liquidation, winding up, dissolution or reorganization of the Company, the acceleration of the Debentures or a default on the senior debt, the senior debt must be paid in full before the holders of the Debentures may be paid.

The development loan will be approximately $20,000,000, but may also be increased. In addition, if the placement of the permanent financing does not pay the entirety of the Debentures, the permanent financing may exceed $20,000,000 and will be senior in payment to the Debentures. Upon a liquidation, the Debenture holders will be considered unsecured creditors, the same as holders of accounts payable. However, in payment of principal and interest, the Debentures have certain preferential payment rights over members and their interests.

Redemption

The Company has no obligation or right to redeem the Debentures. The Debentures will be paid only in accordance with their terms and conditions. By their terms, the Debentures may be repaid prior to their maturity if the Permanent Financing proceeds and the Company's net cash flow are sufficient.

Events of Default

The Following are Events of Default defined under the Debenture: (i) any default in payment of interest and principal when due on the Debentures for 30 days; (ii) any default in payment of principal at maturity; (iii) any default in the performance of any other covenant, condition or agreement contained in the Debenture for 60 days after written notice by the holder to the Company; (iv) any event of default under any instrument, note, mortgage, indenture or other obligation representing indebtedness of the Company, or any other instrument pursuant to which such indebtedness was issued or secured, which event of default shall have resulted in an aggregate of more than $5,000,000 principal amount of the indebtedness thereunder becoming or being declared due or payable prior to its stated maturity, unless within 90 days such indebtedness is discharged or the Company shall be contesting such acceleration in good faith and by appropriate proceedings and have obtained and thereafter maintained the stay of such acceleration and the consequences thereof; (v) a court enters a judgment, decree or order for certain involuntary cases or proceedings in bankruptcy; or (vi) the Company shall make any general assignment for the benefit of creditors, commence a voluntary case or proceeding, consent to the entry of a judgment in an involuntary case or proceeding, or consent to the appointment of a custodian for substantially all its properties.

Upon an event of default, the Debenture holders must pursue legal remedies against the Company on their own behalf. The Debentures are not subject to a trust indenture, under which a trustee would be granted certain rights and obligations to act in the interest of and on behalf of the Debenture holders. The terms, conditions, rights and remedies are contained solely in the form of the Debenture. In some instances, the cost of pursuing a remedy or other legal action by any one individual against the Company for payment under the Debenture may not be cost effective in terms of the amount of indebtedness held.

LEGAL OPINION

The validity of the Debentures will be passed upon for the Company by Spencer Fane Britt & Browne LLP, 1000 Walnut, Suite 1400, Kansas City, Missouri, 64106-2140.

The Company has received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for the Company's benefit and not for the benefit of any prospective investor. Potential investors are not entitled to, and should not rely on any such advice and should not consider any such counsel to represent you or your interests. Potential investors should consult with your own legal and other counsel.

EXPERTS

The Company has not yet commenced operations. An audited balance sheet is attached. The balance sheet has been audited by White & Reddish, P.A., Gainesville, Florida, as indicated in their report with respect thereto, and are included herein in reliance upon the report of said firm, given as experts in accounting and auditing.

ADDITIONAL INFORMATION

The Company does hereby agree to provide to investors in this offering for five years, or such longer period as required by law, hereafter annual financial reports containing a balance sheet as of the end of the Company's fiscal year and a statement of income for said fiscal year, all prepared in accordance with generally accepted accounting principles and accompanied by an independent accountant's report. If the Company has more than 100 security holders at the end of the fiscal year, the financial statements shall be audited.

Copies of all documentation material to the Company are available for inspection by qualified investors at the offices of the Company upon request. In addition, the Company will make available to qualified investors any other information concerning the Company that the investors request to evaluate the investment, and representatives of the Company are available to answer any questions or inquiries from qualified investors concerning the Company and the investment. Inquiries may be directed to:

Campus Lodge of Columbia LLC
4422 SW 85th Way
Gainesville, Florida 32608
Attention: Reno Rubeis
Telephone: (352) 380-9600
E-mail: reno@campusdg.com

or

Amigos Investments LLC
6777 W. Newberry Road
Gainesville, Florida 32605
Attention: Robb Baldwin
Telephone: (352) 332-8723
E-Mail: rbaldwin@tradepmr.com

ADDITIONAL INFORMATION

An offering statement on Form 1-A, including amendments thereto, relating to the Debentures offered hereby has been filed with the Securities and Exchange Commission. The information in this Offering Circular is not complete and may be changed. The Company may not sell the Debentures until the Offering Statement filed with the Commission is qualified. This Offering Circular is not an offer to sell these Debentures and it is not soliciting an offer to buy these Debentures in any state where the offer or sale is not permitted. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Form 1-A and the exhibits and schedules thereto. A copy of the Form 1-A, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

APPENDIX A

CAMPUS LODGE OF COLUMBIA LLC
SUBSCRIPTION AGREEMENT

To: Campus Lodge of Columbia LLC
c/o David H. Fort
4422 SW 85th Way
Gainesville, Florida 32608

The information contained in this Subscription Agreement is being provided in order to verify my qualification as an investor in connection with my subscription for 9% Subordinated Preferred Debentures Due December 31, 2008 ("Debentures") issued by Campus Lodge of Columbia LLC, a Florida limited liability company (the "Company"). I understand that David H. Fort and the Company will be relying on this information in complying with federal and state securities laws.

1. **SUBSCRIPTION AND PURCHASE PRICE**. I hereby subscribe for the amount of Debentures of the Company, indicated as follows: 9% Subordinated Preferred Debentures Due December 31, 2008 in principal incremental units of 10,000.00, for a total purchase price of ____________.

Simultaneously with the execution and delivery of this Subscription Agreement to David H. Fort, I am submitting a check made payable to UMB Bank, N.A., as Escrow Agent for Campus Lodge of Columbia LLC under Agreement dated _____, 2003 for the aggregate subscribed purchase price of the Debentures.

2. **REMUNERATION**. The following agent will be paid the remuneration indicated in connection with the placement of the membership interests with me:

______________________________	______________________________
Name of agent	Nature and amount of remuneration

3. **REPRESENTATIONS**. I make the following representations and warranties, and understand and acknowledge that David H. Fort and the Company will be relying on this information to assure compliance with federal and state securities laws. (Please initial.)

______ (a) I represent and warrant that:

(i) I have a gross income of forty-five thousand dollars ($45,000) and a net worth of forty-five thousand dollars ($45,000) (exclusive of home, home furnishings and automobiles); or

(ii) I represent and warrant that I have a net worth of one hundred fifty thousand dollars ($150,000) (exclusive of home, home furnishings and automobiles);

______ (b) I represent and warrant that no more than ten percent (10%) of my liquid net worth shall be invested in the Debentures.

______ (c) I have received, read and fully understand the Offering Circular dated ....

______ (d) I have been furnished with all information concerning the Company, its management and otherwise that I require to make an informed investment decision. I further represent and warrant that I have been given the opportunity to ask questions of, and receive answers from the Company regarding this investment and the terms and conditions of the offering, and to obtain verification of the accuracy of any such information, as I deem necessary.

______ (e) I recognize that this investment involves a high degree of risk. I have taken full cognizance of and understand such risks relating to an investment in membership interests of the Company.

4. ENTIRE AGREEMENT. This Subscription Agreement constitutes the entire agreement among the parties pertaining to the purchase of the membership interests as set forth herein and supersedes any prior understanding.

5. TYPE OF OWNERSHIP. I wish to own my membership interests as follows (check one):

( ) Separate or individual property.

( ) Individual Retirement Account (Describe)

( ) Joint tenants with right of survivorship. (Both parties must sign all required documents).

( ) Trust. (Include name of trust, name of trustee and date trust was formed.)

( ) Other. (Indicate ____________________________.)

I hereby represent that I have read this entire Subscription Agreement and agree to be bound by its terms.

Executed this _____ day of ____________________, 2004, at ______________, ____________________.

Signature		Signature
Address		Address
Social Security Number		Social Security Number
Telephone Number		Telephone Number

THIS SUBSCRIPTION AGREEMENT IS ACCEPTED THIS ________ DAY OF ____________, 2004.

Campus Lodge of Columbia LLC

____

By: David H. Fort, Manager

APPENDIX B

FORM OF DEBENTURE

Form of Face of Debenture

Campus Lodge of Columbia LLC
9% Subordinated Preferred Debenture due December 31, 2008

No. ______________ $__________________

Campus Lodge of Columbia LLC, a Florida limited liability company (the "Company," which term includes any successor entity, for value received, hereby promises to pay to ______________________________, or registered assigns, the principal sum of _______________________ and interest accruing thereon from (Insert the Issue Date) at the rate of 9% per annum, based on the following schedule:

(i) prior to the date on which the Permanent Financing, if any, is funded, no payments of principal and accrued interest shall be made, except as set forth in (iv) below.

(ii) Accrued interest and principal will be paid from the proceeds of the permanent financing, if any, only to the extent proceeds are available after payment of the development loan, fees and associated costs of development, including fees to affiliates of the Company.

(iii) After funding of the permanent financing, if any, and to the extent the accrued interest and principal is not paid from the proceeds of the permanent financing, 100% of the net cash flow of the Company will be allocated to pay accrued interest and principal until the Debentures are paid. Net cash flow is defined as the operating revenues of the Company, minus operating expenses, payment of principal and interest on any Company indebtedness, other than the Debentures, capital expenditures not financed with loan proceeds and any reserves for operations deemed necessary by the Manager. Net cash flow shall be computed at the end of each calendar quarter, and paid as of the 30th day thereafter.

(iv) The Debentures mature December 31, 2008, at which time the Company must pay all remaining interest and principal due.

The interest so payable, and punctually paid or duly provided for, and any principal, shall be paid to the Person in whose name this Debenture (or one or more Predecessor Debentures) is registered at the close of business 15 days prior to the date upon which such interest and principal shall be due and payable. Payment of interest and principal on this Debenture will be made at the office or agency of the Company maintained for that purpose in Gainesville, Florida, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register for the Debentures.

Reference is hereby made to the further provisions of this Debenture set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: ____________________

CAMPUS LODGE OF COLUMBIA LLC

By:_____________________________
David H. Fort, Manager

Form of Reverse of Security

This Debenture is one of a duly authorized issue of Debentures of the Company designated as its 9% Subordinated Preferred Debentures due December 31, 2008 (the "Debentures"), limited in aggregate principal amount to $3,830,000, issued and dated as of _______________, 2004.

The indebtedness evidenced by the Debenture, to the extent and in the manner provided in the Debenture, is expressly subordinate and subject in right of payment to the prior payment in full of any senior indebtedness of the Company or provision for such payment, whether outstanding at the date of the issuance of the Debenture or thereafter incurred. Each holder of this Debenture, by his acceptance hereof, agrees to and shall be bound by such provisions of such senior debt. Senior debt is that debt by its terms which is expressly subject in right to prior payment before the Debenture holders.

If an Event of Default shall occur and be continuing, the principal of all the Debentures may be declared due and payable. No provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Debenture at the times, places, and rates, and in the coin or currency, herein prescribed.

An event of default is (i) any default in payment of interest and principal when due on the Debentures for 30 days; (ii) any default in payment of principal at maturity; (iii) any default in the performance of any other covenant, condition or agreement contained in the Debenture for 60 days after written notice by the holder to the Company; (iv) any event of default under any instrument, note, mortgage, indenture or other obligation representing indebtedness of the Company, or any other instrument pursuant to which such indebtedness was issued or secured, which event of default shall have resulted in an aggregate of more than $5,000,000 principal amount of the indebtedness thereunder becoming or being declared due or payable prior to its stated maturity, unless within 90 days such indebtedness is discharged or the Company shall be contesting such acceleration in good faith and by appropriate proceedings and have obtained and thereafter maintained the stay of such acceleration and the consequences thereof; (v) a court enters a judgment, decree or order for certain involuntary cases or proceedings in bankruptcy; or (vi) the Company shall make any general assignment for the benefit of creditors, commence a voluntary case or proceeding, consent to the entry of a judgment in an involuntary case or proceeding, or consent to the appointment of a custodian for substantially all its properties.

The transfer of this Debenture is registrable in the Security Register, upon surrender of this Debenture for registration of transfer at the office or agency of the Company in Gainesville, Florida, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Debentures, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Debentures are issuable only in registered form without coupons in a minimum denominations of $10,000 and any integral multiple thereof. Debentures are exchangeable for a like aggregate principal amount of Debentures of a different authorized denomination, as requested by the Holder surrendering the same. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Debenture for registration of transfer, the Company, the Trustee and any agent of the Company may treat the Person in whose name this Debenture is registered as the owner hereof for all purposes, whether or not this Debenture be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

APPENDIX C

FINANCIAL STATEMENTS

(attached)

CAMPUS LODGE OF COLUMBIA, LLC

REDDISH & WHITE,CPA'S
134 EAST CALL STREET
STARKE, FLORIDA 32091

REDDISH AND WHITE

(904) 964-7555


R&W

CERTIFIED PUBLIC ACCOUNTANTS

FAX (904) 964-3887

134 East Call Street P.O. Box 307
Starke, Florida 32091

Managing Member
Campus Lodge of Columbia, LLC

We have audited the accompanying balance sheet of Campus Lodge of Columbia, LLC (a Florida Corporation) as of September 3, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Campus Lodge of Columbia, LLC as of September 3, 2003, in conformity with accounting principles generally accepted in the United States of America.

Reddish & White, CPA's

Reddish & White, CPA's
Starke, Florida

BALANCE SHEET
CAMPUS LODGE OF COLUMBIA, LLC
SEPTEMBER 3, 2003

ASSETS

Current Assets:	
Cash	$ 100
Total Assets	$ 100

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Loan from Managing Member	$ 100
Total Liabilities	100
Members' Equity	-
Total Liabilities and Members' Equity	$ 100

THE NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Florida limited liability company established on August 29, 2003 for the purpose of constructing multi-family residential rental apartments.

Basis of Accounting

The Company uses the accrual method of accounting.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of a bank checking account.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 2 – RELATED PARTY TRANSACTION

A managing member loaned the Company $100 to open the bank account on September 3, 2003. This transaction is the only activity of the Company since its August 29, 2003 inception date.

PART III

EXHIBITS

Exhibit Index

2.1	Articles of Organization of Campus Lodge of Columbia LLC
2.2	Form of Operating Agreement of Campus Lodge of Columbia LLC
3.1	Form of Debenture
4.1	Subscription Agreement
6.1	Agreement and Sale for Purchase of Land
6.2	Corporation General Warranty Deed
6.3	Form of Management Agreement with Vestmark Inc*.
6.4	Form of Management Agreement with SuiteUSA, Inc.
9.1	Form of Escrow Agreement
10.1	Consent of White & Reddish, P.A.*
10.2	Consent of Bank of America Regarding Appraisal
11.1	Form of Opinion and consent of Spencer Fane Britt & Browne LLP*
15.1	Articles of Organization of Amigos Investments LLC
15.2	Operating Agreement of Amigos Investments LLC*
15.3	Form of Finders Fee Agreement
15.4	Amendment to Articles of Organization*
15.5	Amendment to Operating Agreement of Amigos Investments LLC*

*To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on ~~3rd~~ 6th day of ~~October~~ November, 2003.

Campus Lodge of Columbia LLC

By: ______________________________

David H. Fort; Manager and Member

____

By: Claudia A. Fort, Member

____

By: Jason L. Fort, Member

____

By: Josie Dykes, Member

____

By: Mariah Mouro, Member

____

By: Reno Rubeis, Member

____

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on ~~3rd~~ 6th day of ~~October~~ November, 2003.

Campus Lodge of Columbia LLC

By:______________________________
David H. Fort; Manager and Member

____
By: Claudia A. Fort, Member

____
By: Jason L. Fort, Member

____
By: Josie Dykes, Member

____
By: Mariah Mouro, Member

____
By: Reno Rubeis, Member

____
By: Amigos Investments LLC, Vic Johnson, Member

____
By: Amigos Investments LLC, Fred Shore, Member

____
By: Amigos Investments LLC, Mark Meyerdirk, Member

____
By: Amigos Investments LLC, Robb Baldwin, Member

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on 3rd day of October, 2003.

Campus Lodge of Columbia LLC

By:____________________________
David H. Fort; Manager and Member

____
By: Claudia A. Fort, Member

____
By: Jason L. Fort, Member

____
By: Josie Dykes, Member

____
By: Mariah Mouro, Member

____
By: Reno Rubeis, Member

____
By: Amigos Investments LLC, Vic Johnson, Member

____
By: Amigos Investments LLC, Fred Shore, Member

____
By: Amigos Investments LLC, Mark Meyerdirk, Member

____
By: Amigos Investments LLC, Robb Baldwin, Member

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on 6th day of ~~October~~ November, 2003.

Campus Lodge of Columbia LLC

By:______________________________
David H. Fort; Manager and Member

____
By: Claudia A. Fort, Member

____
By: Jason L. Fort, Member

____
By: Josie Dykes, Member

____
By: Mariah Mouro, Member

____
By: Reno Rubeis, Member

____
By: Amigos Investments LLC, Vic Johnson, Member

____
By: Amigos Investments LLC, Fred Shore, Member

____
By: Amigos Investments LLC, Mark Meyerdirk, Member

____
By: Amigos Investments LLC, Robb Baldwin, Member

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on ~~3rd~~ 6th day of ~~October~~ November, 2003.

Campus Lodge of Columbia LLC

By:____________________________
David H. Fort; Manager and Member

By: Claudia A. Fort, Member

By: Jason L. Fort, Member

By: Josie Dykes, Member

By: Mariah Mouro, Member

By: Reno Rubeis, Member

By: Amigos Investments LLC, Vic Johnson, Member

By: Amigos Investments LLC, Fred Shore, Member

By: Amigos Investments LLC, Mark Meyerdirk, Member

By: Amigos Investments LLC, Robb Baldwin, Member

CAMPUS LODGE OF COLUMBIA LLP

FORM 1-A, REGISTRATION STATEMENT

EXHIBIT VOLUME



MAIL
RECEIVED
PROCESSING
NOV 0 7 2003
WASH, D.C.
187
SECTION

Exhibit Index

*To be filed by Amendment

04 0 179

Certified Copy

I certify the attached is a true and correct copy of the Articles of Organization of CAMPUS LODGE OF COLUMBIA LLC, a limited liability company organized under the laws of the state of Florida, filed electronically on August 28, 2003 effective August 29, 2003, as shown by the records of this office

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this limited liability company is L03000032617.

Authentication Code: 030829130519-800022640288#1

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Twenty Ninth day of August, 2003


GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

Glenda E. Hood
Secretary of State

Electronic Articles of Organization For Florida Limited Liability Company

L03000032617
FILED 8:00 AM
August 28, 2003
Sec. Of State

Article I

The name of the Limited Liability Company is:

CAMPUS LODGE OF COLUMBIA LLC

Article II

The street address of the principal office of the Limited Liability Company is:

4422 SW 85THWAY
GAINESVILLE, FL. US 32608

The mailing address of the Limited Liability Company is:

4422 SW 85TH WAY
GAINESVILLE, FL. US 32608

Article III

The purpose for which this Limited Liability Company is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The name and Florida street address of the registered agent is:

DAVID H FORT
4422 SW 85TH WAY
GAINESVILLE, FL. 32608

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: DAVID H. FORT

L03000032617
FILED 8:00 AM
August 28, 2003
Sec. Of State

Article V

The name and address of managing members/managers are:

Title: MGR
DAVID H FORT
4422 SW 85TH WAY
GAINESVILLE, FL. 32608 US

Article VI

The effective date for this Limited Liability Company shall be:

08/29/2003

Signature of member or an authorized representative of a member

Signature: JANE L. STAFFORD

OPERATING AGREEMENT OF CAMPUS LODGE OF COLUMBIA LLC

This Operating Agreement of Campus Lodge of Columbia LLC, a Florida limited liability company (the "Company"), is entered into as of the ____ day of October, 2003, by and among the Company and the undersigned Members of the Company, who agree as follows:

1. DEFINITIONS.

(a) "Act" means the Florida Limited Liability Company Act, as amended from time to time.

(b) "Affiliate" means (i) with respect to any natural person, that person's spouse, child (whether by birth or adoption), parent, grandparent or any descendent of such grandparent, or (ii) with respect to any entity, any entity directly or indirectly controlled by either the Manager or an entity in which the Manager has an ownership interest.

(c) "Agreement" means this Operating Agreement, as amended, modified or supplemented from time to time.

(d) "Bona Fide Offer" means an offer in writing to a Member offering to purchase such Member's Company Interest and setting forth all the relevant and material terms and conditions of the proposed purchase, from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of such Member.

(e) "Capital Account" means, with respect to any Member, the account maintained by the Company on behalf of each Member in accordance with Section 7 of this Agreement.

(f) "Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

(g) "Cash Flow" means Company Operating Revenues (excluding proceeds from the sale, disposition or financing of any Company properties or the refinancing of any Company indebtedness), minus (i) all Operating Expenses (excluding depreciation and amortization expenses), (ii) payment of principal and interest on any Company indebtedness, (iii) all capital expenditures not financed with loan proceeds, and (iv) any reserves of revenues from operations (other than depreciation and amortization expenses) deemed reasonably necessary by the Manager (including any operating cash reserves established by the Manager. Cash Flow shall be computed at the end of each calendar quarter.

(h) "Code" means the United States Internal Revenue Code of 1986, as amended.

(i) "Company" means Campus Lodge of Columbia LLC, a limited liability company organized under the laws of the State of Florida.

(j) "Company Interest" means a Member's interest in the Company consisting of the Member's Financial Rights and the Member's Governance Rights.

(k) "Controlling Person" means:

(i) with respect to Company Interests jointly held by more than one individual Member, (A) the individual designated to the Manager as the Controlling Person by such Members at the time of their subscription to acquire such Company Interests from the Company or (B) if such Members are not the original subscribers for such Company interests, the individual designated in writing to the Manager as the Controlling Member by such Members at the time of their acquisition of such Company Interests; or

(ii) with respect to a Member that is not an individual, (A) the individual designated in writing to the Manager as the Controlling Person by such Member at the time of its subscription to acquire Company Interests from the Company or (B) if such Member is not an original subscriber for Company Interests, the individual designated in writing to the Manager as the Controlling Person by such Member at the time of its acquisition of Company Interests.

(l) "Deficit Capital Account" means with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the Fiscal Year, after giving effect to the following adjustments:

(i) credit to such Capital Account any amount which such Member is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2(g)(1) and (i)(5) of the Treasury Regulations, after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Section 1.704-2(d) of the Treasury Regulations) and in the minimum gain attributable to any partner nonrecourse debt (as determined under Section 1.704-2(i)(3) of the Treasury Regulations); and

(ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

This definition of Deficit Capital Account is intended to comply with Sections 1.704-1(b)(2)(ii)(d) and 1.704-2 of the Treasury Regulations, and will be interpreted consistently with those provisions.

(m) "Depreciation" shall be, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

(n) "Development Costs" means the costs and expenses incurred by the Company to acquire, mortgage and construct the Project in accordance with the Project plans and specifications, as set forth on Exhibit B.

(o) "Financial Rights" means a Member's rights to share in profits and losses and to receive interim and liquidating distributions.

(p) "Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

(q) "Governance Rights" means a Member's right to vote on one or more matters and all of a Member's rights as a Member in the Company other than Financial Rights (including but not limited to the right to information, an accounting of Company transactions or inspection of Company books and records).

(r) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Members.

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Members, as of the following times: (A) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for a Company Interest; and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (A) and (B) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal to the gross fair value market value of such asset on the date of distribution as determined pursuant to Section 19(a), if applicable, or as determined by the distributee and the Manager, provided that, if the distributee is a Manager, the determination of the fair market value of the distributed asset shall require the consent of a majority of the Members; and

(iv) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 9(b) and subparagraph (iv) under the definition of Net Profits and Net Losses; provided, however, that Gross Asset Values shall not be adjusted pursuant hereto to the extent the Manager determines that an adjustment pursuant to subparagraph (ii) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant hereto.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (i), (ii) or (iv) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

(s) "Legal Representative" means a Member's executor, administrator, personal representative, guardian, officer or other legally authorized representative.

(t) "Manager" means a person vested with the right and authority to manage the affairs of the Company and to make decisions with respect thereto as provided herein.

(u) "Member" shall mean each person that is identified as an initial Member hereof as set forth on Exhibit A or is admitted as a Member (either as a substitute Member or as an additional Member).

(v) "Net Profits" and "Net Losses" means, for each Fiscal Year, an amount equal to the Company's net taxable income or loss for such year, as determined for federal income tax purposes (including separately state items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code, with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits and Net Losses (pursuant under this definition) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) or (ii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(iv) Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed referring to the Gross Asset Value of the asset disposed, notwithstanding that its adjusted tax basis differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year.

(vi) Notwithstanding any other provisions of this Agreement, any items which are specially allocated pursuant to Section 9 hereof or Treasury Regulations promulgated under Section 704(b) of the Code shall not be taken into account in computing Net Profits or Net Losses.

(w) "Operating Expenses" means all operating expenses of the Company incurred in the ordinary course of operating the Company's business, including costs and expenses incurred for: (i) advertising and promotion relating to the management, operation and leasing of the Project or the Company's business, (ii) utilities, (iii) repairs and maintenance, (iv) computers, (v) accounting, (vi) statistical or bookkeeping services or accounting equipment use, (vii) printing and mailing of reports and communications to the Members or others, (viii) travel by the representatives of the Manager on Company business and long-distance telephone expenses, (ix) all fees and expenses paid or incurred pursuant to Section 10(e)(ii) hereof, and (x) all other expenses relating to the Project and Company operations. The actual cost of services and miscellaneous expenses shall mean that portion of the salary and employee benefits of such employees allocable to the Company on the basis of time actually expended on the business of the Company plus the allocable portion of the expenses of the supplies, equipment and communication costs associated with the services performed by such employees. Unless approved by a majority of the Members, expenses of the individual Members including, without limitation, filing fees, attorneys' fees, travel expenses and administration costs, shall not be considered Operating Expenses and shall be the responsibility of, and be paid by, the individual Members that incurred such expense.

(x) "Operating Profit" means Operating Revenues less Operating Expenses.

(y) "Operating Revenues" means all revenues earned by the Company arising out of or as a result of the ordinary course of operating the Company's business, including but not limited to revenues earned in the operation of the Project.

(z) "Option Event" means any of the following:

(i) A Member shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in any voluntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) or such entity, or for any substantial pan of its property, or shall make any general assignment for the benefit of creditors or shall fail generally to pay its debts as they become due or shall take any corporate action in furtherance of the foregoing;

(ii) A court shall enter a decree or order for relief in respect of a Member or a member or shareholder owning a majority of the outstanding voting stock or interest in a Member, in an involuntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect, or appoint a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such entity, or for any substantial part of its property, or order the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days;

(iii) Except as otherwise provided in Section 6(f), the failure of a Member to perform or observe any of its material obligations under this Agreement after notice of such event of default and failure to cure a monetary default within thirty (30) days of receipt of such notice or a nonmonetary default within sixty (60) days of receipt of notice; provided, however, if the non-monetary default cannot be cured within such 60-day period, there shall not be an event of default as long as the cure was commenced within 60 days and the defaulting party is proceeding to cure with due diligence;

(iv) With respect to the Company Interest held by a Member that is not an individual, (1) the dissolution or other cessation to exist as a legal entity of such Member or (2) any act, event or occurrence or series of acts, events or occurrences, whether voluntary, involuntary or by operation of law that directly or indirectly results in a change of a majority ownership interest of the Member;

(v) The death of an individual Member.

(aa) "Option Interest" shall have the meaning specified in Section 17(a) of this Agreement.

(bb) "Percentage Interests" means a Member's percentage interests in Financial Rights as set forth on Exhibit A.

(cc) "Project" means the Campus Lodge unit apartment project in Columbia, Missouri, to be constructed and operated by the Company pursuant to this Agreement.

(dd) "Purchase Option" shall have the meaning specified in Section 17(a) of this Agreement.

(ee) "Regulations" shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Company's Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

(ff) "Sale or Refinancing Proceeds" means the net cash remaining from the sale, disposition, financing or refinancing of Company property after the retirement of any applicable mortgage debt and any indebtedness due from the Company to third party lenders, or payment to a Member or its Affiliates, for loans or for services for which fees were accrued but unpaid and the payment of (a) all real estate brokerage fees and (b) all other costs, fees, commissions and expenses of the transaction.

(gg) "Transfer" shall have the meaning specified in Section 13(a) of this Agreement.

(hh) "Voting Interest" means, with respect to any Member, the Governance Rights held by the Member. The initial Voting Interests of the Members are set forth on Exhibit A.

2. NAME OF COMPANY. The name of the Company shall be CAMPUS LODGE OF COLUMBIA LLC. The business of the Company, however, may be conducted under any other name selected by the Manager.

3. ADDRESS OF COMPANY. The Company's principal place of business and mailing address shall be 4422 S.W. 85th Way, Gainesville, Florida 32608, unless changed by the Manager to another location.

4. PURPOSES. The Company has been formed for the purpose of owning, developing, operating, leasing and otherwise dealing with real, personal and intangible property of any kind for investment or the production of income specifically including, to construct and operate a multi- unit apartment project in Columbia, Missouri.

5. TITLE TO COMPANY ASSETS. Ownership of assets acquired to effect the purposes of the Company shall be held in the name of the Company, except as otherwise provided for herein.

6. CAPITAL CONTRIBUTIONS OF MEMBERS.

(a) Capital Contributions. Each original Member has made Capital Contributions to the Company in amounts set forth in Exhibit A.

(b) Withdrawal of Cash. Prior to the dissolution and liquidation of the Company, no Member shall be entitled, without the consent of the Manager and all the Members, to withdraw any part of his Capital Contribution, except for distributions made in accordance with Section 8 hereof.

(c) Interest Earned on Company Capital. Interest earned on Company funds shall inure to the benefit of the Company, and no Member shall be entitled to receive interest, as such, on funds contributed by him.

(d) Loans. Subject to the provisions of Section 10(d)(vii) hereof, any Member or any Affiliates of a Member may (but shall not be obligated to) make loans to the Company at such times, in such amounts, and on such terms and conditions as may be agreed by the Company and the lending Member or Affiliate, provided that any interest is at market rates and the Manager shall first have made reasonable efforts to obtain a loan at equivalent or better rates from unaffiliated parties.

(e) Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions ("Additional Capital Contribution") to the Company, except for the payment of Negative Cash Flow (which is defined as the event when Operating Expenses and the payment of judgments, mortgages and liens are greater than Operating Revenues), unless such Additional Capital Contributions are approved by the unanimous written consent of the Members. When required, the Manager may make a capital call by sending written notice to each Member (a "Capital Call Notice"), and each Member shall contribute in cash such Additional Capital Contribution in proportion to such Member's then Percentage Interest in the Company.

(f) Remedies for Nonpayment. In the event any Member fails to make the Additional Capital Contribution specified in the Capital Call Notice within sixty (60) days after the date of the Capital Call Notice (a "Defaulting Member"), in addition to any other remedies they may have under this Agreement or at law, the non-defaulting Members shall have the option to exercise any one or more of the options described in Section 6(f)(i) or Section 6(f)(ii), said options specifically not to be construed as mutually exclusive provisions or options.

(i) A non-defaulting Member may, at its option, advance on behalf of the Defaulting Member to or for the benefit of the Company, the amount of such required Additional Capital Contribution or the amount required to cure the default of said Defaulting Member. The amount of such advance shall be considered a debt due on demand from the Defaulting Member to the non-defaulting advancing Member and shall be repayable by the Defaulting Member to the non-defaulting advancing Member, with interest at the then LIBOR rate as defined in the Company's loan commitment letter dated October 15, 2003 FROM Bank of America. Any distributions of the Company otherwise allocable to the Defaulting Member shall be paid directly to the non-defaulting advancing Member on account of such obligation, to be applied first to interest and next to principal of such debt.

(ii) A non-defaulting Member may, at its option, advance on behalf of the Defaulting Member to or for the benefit of the Company, the amount of such required Additional Capital Contribution or the amount required to cure the default of said Defaulting Member, in which event such non-defaulting advancing Member (the "Creditor Member") shall have a lien and security interest in such Defaulting Member's Company Interest for the amount of such advance.

The Members hereby covenant and agree that, should a Member become a Defaulting Member as contemplated by this Section, such Member will execute and deliver to any Creditor Member a Default Note, a Default Security Agreement and a Default Financing Statement within five (5) days from and after the date upon which such Creditor Member shall deliver the Default Note, the Default Security Agreement and the

Default Financing Statement for such execution. Should any Defaulting Member refuse or fail to execute and deliver to any Creditor Member the Default Note, the Default Security Agreement and the Default Financing Statement, such Creditor Member may execute the Default Note, the Default Security Agreement and the Default Financing Statement for, on behalf of and in the stead of Defaulting Member, and such execution by such Creditor Member shall be for all purposes as effective against and binding as though such execution had been by such Defaulting Member. Each Member does hereby irrevocably constitute and appoint the Manager its true and lawful attorney in fact in its name, place and stead to make, execute and deliver the Default Note, the Default Security Agreement and the Default Financing Agreement, as contemplated by this Section. It is expressly understood, intended and agreed by the Members that the grant of the power of attorney pursuant to this Section is coupled with an interest, is irrevocable and shall survive the death, termination or legal incompetency of such granting Member, as the case may be, or the assignment of the interest of such Member in the Company. The affidavit of any Creditor Member stating that such Creditor Member has not received the properly executed Default Note, the Default Security Agreement or the Default Financing Statement within five (5) days from and after the date upon which such Creditor Member had delivered them for execution shall be admissible as evidence of such fact in any judicial or other proceeding and for all purposes whatsoever.

Notwithstanding any of the provisions contained hereto to the contrary, in no event shall a Member be personally liable for making an Additional Capital Contribution and there shall be (i) no reduction of the Defaulting Member's Company Interest pursuant to the terms and provisions of Section 6(f)(ii) beyond the Company Interest held by said Defaulting Member and (ii) no debt due from a Defaulting Member to a non-Defaulting Member pursuant to the terms and provisions of Section 6(f)(i) of the fair market value of the Defaulting Members Company Interest.

7. CAPITAL ACCOUNTS.

(a) Capital Accounts. The Company shall maintain a separate Capital Account for each Member in conformity with the requirements under Section 704(b) of the Code and Section 1.704-1(b)(2)(iv) of the Regulations. Consistent with such Regulations, each Member's Capital Account will be increased by (i) the amount of money contributed by such Member to the Company; (ii) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (iii) allocations to such Member of Net Profits; (iv) any items in the nature of income and gain which are specially allocated to the Member pursuant to subsections (i) through (vi) of Section 9(b); and (v) allocations to such Member of income described in Section 705(a)(1)(B) of the Code. Each Member's Capital Account will be decreased by (i) the amount of money distributed to such Member by the Company; (ii) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (iii) allocations to such Member of expenditures described in Section 705(a)(2)(B) of the Code; (iv) any items in the nature of deduction and loss that are specially allocated to the Member pursuant to subsections (i) through (vi) of Section 9(b); and (v) allocations to such Member of Net Losses.

(b) Transfer of Capital Account. In the event of a permitted sale or exchange of a Company Interest, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Company Interest in accordance with Section 1.704-1(b)(2)(iv) of the Regulations.

(c) Liquidation. Upon liquidation of the Company, liquidating distributions will be made in accordance with the positive Capital Account balances of the Members, as determined after taking into account all Capital Account adjustments for the Company's Fiscal Year during which the liquidation occurs. Liquidation proceeds will be paid in accordance with Section 19.

(d) Compliance With Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company), are computed in order to comply with such Regulations, the Manager may make such modifications, provided that such modifications are not likely to have a material effect on the amounts distributable to any Member pursuant to Section 18 hereof upon the dissolution of the Company. The Manager shall also make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Section 1.704-1(b) of the Regulations.

8. DISTRIBUTIONS.

(a) Distribution of Cash. Within thirty (30) days following the end of each calendar quarter, the Manager shall distribute Cash Flow, if any, from that calendar quarter to the Members which own a Company Interest on the day of distribution, pro rata in accordance with their respective Percentage Interests. In the event there are Development Cost Savings as described in Section 8(d), payments for such savings payments shall take priority over the aforementioned distributions to the Members. Sale or Refinancing Proceeds shall be distributed within sixty (60) days from the sale or refinancing, or at such sooner time as determined by the Manager.

(b) Distributions on Liquidation. Upon a liquidation of the Company's assets, the Manager shall make distributions to Members holding a Company Interest on the day of distribution in accordance with Section 19.

(c) Guarantee of Development Costs. Notwithstanding any provision contained herein to the contrary, the Manager guarantees the Development Costs as follows:

In the event the aggregate Development Costs exceed the budgeted amount as set forth on Exhibit B, then the amount of said overruns shall be deducted from any distributions the Manager is entitled to as a Member under Section 8(a). In the event the distributions to the Manager (who is also a Member) are less than the overruns, then the sole remedy for said default shall be as is set forth in Section 6(f) hereof.

(d) Development Cost Savings. Upon completion of construction of the Project, if the aggregate Development Costs, excluding construction interest are less than the budgeted amount, the Manager shall be entitled to a sum equal to the difference between the budgeted amount and the actual costs (the "Development Cost Savings"), which sum shall be paid to the Manager who is also a Member from Cash Flow pursuant to Section 8(a).

9. ALLOCATIONS.

(a) Allocation of Net Profits and Net Losses. Subject to Section 9(b) below, the Net Profits and Net Losses for each Fiscal Year shall be allocated among the Member's in accordance with their Percentage Interest.

(b) Special Allocations. Notwithstanding Section 9(a) above:

(i) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations, which create or increase a Deficit Capital Account of such Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 9(b)(i) be interpreted to comply with the alternate test for economic effect set forth in Section 1.704-1(b)(2)(ii)(d) of the Regulations.

(ii) In the event any Member would have a Deficit Capital Account at the end of any Company taxable year which is in excess of the sum of any amount that such Member is obligated to restore to the Company under Section 1.704-1(b)(2)(ii)(c) of the Regulations and such Member's share of minimum gain as defined in Section 1.704-2(g)(1) of the Regulations (which is also treated as an obligation to restore in accordance with Section 1.704-1(b)(2)(ii)(d) of the Regulations), the Capital Account of such Member shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

(iii) Notwithstanding any other provision of this Section 9(b), if there is a net decrease in the Company's minimum gain as defined in Regulation Section 1.704-2(d) during a taxable year of the Company, then, the Capital Accounts of each Member shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) equal to that Member's share of the net decrease in Company minimum gain. This Section 9(b)(iii) is intended to comply with the minimum gain charge back requirement of Section 1.704-2 of the Regulations and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Company's minimum gain, if the minimum gain charge back requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Members may in their discretion cause the Company to seek to have the Internal Revenue Service waive the minimum gain charge back requirement in accordance with Regulation Section 1.704-2(f)(4).

(iv) Notwithstanding any other provision of this Section 9(b) except Section 9(b)(iii), if there is a net decrease in Member nonrecourse debt minimum gain attributable to a Member nonrecourse debt during any Company Fiscal Year, each Member who has a share of the Member nonrecourse debt minimum gain attributable to such Member nonrecourse debt (determined in accordance with Regulation 1.704-2(i)(5)) as of the beginning of the year shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to such Member's share of the net decrease in Member nonrecourse debt minimum gain attributable to such Member nonrecourse debt. A Member's share of the net decrease in Member nonrecourse debt minimum gain shall be determined in accordance with Regulation 1.704-2(i)(4); provided that a Member shall not be subject to this provision to the extent that an exception is provided by Regulation 1.704-2(i)(4) and any revenue rulings issued with respect thereto. Any Member nonrecourse debt minimum gain allocated pursuant to this provision shall consist of, first, gains recognized from the disposition of Company property subject to the Member nonrecourse debt, and, second, if necessary, a pro rata portion of the Company's other items of income or gain for that year. This Section 9(b)(iv) is intended to comply with the minimum gain charge back requirement in Regulation 1.704-2(i)(4) and shall be interpreted consistently therewith.

(v) Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) which are attributable to any nonrecourse debt of the Company and are characterized as partner (Member) nonrecourse deductions under Section 1.704-2(i) of the Regulations shall be allocated to the Members' Capital Accounts in accordance with said Section 1.704-2(i) of the Regulations.

(vi) Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Section 1.704-2(b) of the Regulations), such deductions shall be allocated to the Members in the same manner as Net Losses are allocated for such period.

(c) Application of Credits and Charges. Any credit or charge to the Capital Accounts of the Members pursuant to subsections (i) through (vi) of Section 9(b) shall be taken into account in computing subsequent allocations of Net Profits and Net Losses pursuant to Sections 9(a) and 9(b), so that the net amount of any items charged or credited to Capital Accounts pursuant to subsections (i) through (vi) of Section 9(b) hereof shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of Section 9 if the special allocations required by Sections 9(b)(i) through 9(b)(vi) had not occurred.

(d) Certain Allocations for Income Tax (But Not Book Capital Account) Purposes.

(i) In accordance with Section 704(c)(1)(A) of the Code and Section 1.704-1(b)(2)(i)-(iv) of the Regulations, if a Member contributes property with a initial Gross Asset Value that differs from its adjusted basis at the time of contribution, income, gain, loss and deductions with respect to the property shall, solely for federal income tax purposes (and not for Capital Account purposes), be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company and its Gross Asset Value at the time of contribution pursuant to such method as determined by the Manager.

(ii) Pursuant to Section 704(c)(1)(B) of the Code, if any contributed property is distributed by the Company other than to the contributing Member within seven years of being contributed, then, except as provided in Section 704(c)(2) of the Code, the contributing Member shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain or loss from the sale of such property in an amount equal to the gain or loss that would have been allocated to such Member under Section 704(c)(1)(A) of the Code if the property had been sold at its fair market value at the time of the distribution.

(iii) In the case of any distribution by the Company to a Member, such Member shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain in an amount equal to the lesser of:

(A) the excess (if any) of (A) the fair market value of the property (other than money) received in the distribution over (B) the adjusted basis of such Member's Company Interest immediately before the distribution reduced (but not below zero) by the amount of money received in the distribution, or

(B) the Net Precontribution Gain (as defined in Section 737(b) of the Code) of the Member. The Net Precontribution Gain means the net gain (if any) which would have been recognized by the distributee Member under Section 704(c)(1)(B) of the Code if all property which (1) had been contributed to the Company within seven years of the distribution, and (2) was held by the Company immediately before the distribution, had been distributed by the Company to another Member. If any portion of the property distributed consists of property which had been contributed by the distributee Member to the Company, then such property shall not be taken into account under this Section 9(d)(iii) and shall not be taken into account in determining the amount of the Net Precontribution Gain. If the property distributed consists of an interest in an entity, the preceding sentence shall not apply to the extent that the value of such interest is attributable to the property contributed to such entity after such interest had been contributed to the Company.

(e) All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Members to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

10. RIGHTS, DUTIES AND LIABILITY OF MANAGER.

(a) Management. Except as otherwise required in this Agreement or by applicable law, all powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by or under the direction of, a Managers. The Manager may, but need not, be a Member of the Company. The number of Managers shall not be changed without the affirmative vote of Members holding at least 51% of the Voting Interests.

(b) Election and Qualification. The initial Manager of the Company shall be David H. Fort. The Manager shall serve until his successor is elected and qualified, or until his earlier death, resignation or removal. Any successor Manager shall be elected by Members holding at least 51% of the Voting Interests.

(c) Removal and Vacancies. A Manager may be removed by the Members only at a meeting called for the purpose of removing the Manager, and the meeting notice must state that the purpose of the meeting, or one of the purposes of the meeting, is to remove the Manager. If a vacancy occurs, it may be filled only at a meeting of the Members called for the purpose of filling the vacancy, and the meeting notice must state that the purpose of the meeting, or one of the purposes of the meeting, is to elect a new Manager.

(d) Limitations on the Manager's Authority. Notwithstanding the general provisions of Section 10(a), the affirmative vote of Members holding at least 51% of the Voting Interests shall be necessary to effect any of the following actions:

(i) Do any act in contravention of this Agreement;

(ii) Do any act that would make it impossible to carry on the ordinary business of the Company, except as expressly provided in this Agreement;

(iii) Confess a judgment against the Company; or

(iv) Execute or deliver any general assignment for the benefit of creditors of the Company, or commence any voluntary proceeding in respect of the Company seeking liquidation, reorganization, dissolution or bankruptcy;

(v) Assign the rights of the Company in specific property for other than a Company purpose;

(vi) Enter into and execute agreements and related documents in connection with the merger or consolidation of the Company with another entity or the sale of substantially all the assets of the Company;

(vii) Borrow money on behalf of the Company from third parties or Affiliates of the Manager and, if any security is required therefore, to mortgage or subject to any other security device any Company assets, to obtain replacements of any mortgage or other security device, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any obligation of the Company; and

(viii) Subject to Section 14, amend this Agreement.

(e) Compensation.

(i) Reimbursement for Organization Costs. In addition to any compensation, fees, payments or distributions set forth elsewhere in this Agreement, the Company shall reimburse the Manager for his actual out-of-pocket expenses paid to third parties in connection with the organization of the Company. Such expenses shall include, but shall not be limited to, legal, accounting and qualification expenses and shall be paid to the Manager at the time of the closing of the construction loan on the Project.

(ii) Developer's Overhead. The Company shall pay to Campus Development Group, Inc. the amount of $900,000, which represents a reimbursement to the Manager for the overhead and expenses in developing the Project. This payment is due to be paid to the Manager in equal monthly installments with the first such installment being due at the time of the closing of the construction loan on the Project and on the same day of each consecutive month thereafter during the projected term of the construction loan. In addition, the Company shall pay to the Manager the amount of $160,000, which represents a developer fee and shall be paid to the Manager upon completion of the Project, which shall evidenced by the issuance of the final Certificate of Occupancy by the local building department or like agency of the local jurisdictional government.

(iii) Refinancing Fee. The Company shall pay to the Manager a fee for refinancing any indebtedness secured by a mortgage on the Project. The total amount of the fee will be equal to 0.75% (¾ of one percent) of the total principal amount of the new loan or other refinancing. Closing costs for the refinancing, including other loan brokerage fee(s) payable to a third party(s), will not be deducted from the refinancing fee. This fee will be payable from the sale or refinancing proceeds attributable to the refinancing, to the extent of available funds, and any unpaid portion of this fee will be deferred and payable from future cash flow or sale proceeds or refinancing proceeds.

(f) Guarantee of Development Loan. The Manager and Claudia A. Fort shall personally guarantee the development loan to be entered into by the Company for the development of the Project.

(g) Limitations on Liability of the Manager to the Members and the Company. The Manager shall not be required to devote all of its time or business efforts to the affairs of the Company. The Manager shall not be liable to the Company or to the Members for any loss or damage resulting from any act or omission performed or omitted in good faith that shall not constitute fraud, gross negligence or willful misconduct, in pursuance of the authority granted, to promote the interests of the Company. Moreover, the Manager shall not be liable to the Company or the Members because any taxing authorities disallow or adjust any deductions or credits in the Company income tax returns. Anything in this Agreement to the contrary notwithstanding, the Manager shall not be liable for the return of the Capital Contributions of the Members or for any portion thereof, it being expressly understood that any return of capital shall be made solely from the assets of the Company; nor shall the Manager be required to pay to the Company or to any Member any capital deficits of any other Member upon dissolution of the Company or otherwise.

(h) Indemnity of Manager. As set forth in Section 10(f) hereto, the doing of any act or the failure to do any act by the Manager that shall not constitute fraud, gross negligence or willful misconduct, in pursuance of the authority granted herein, to promote the interests of the Company, if done in good faith, shall not subject the Manager to any liability and the Company (solely from Company assets) will indemnify and hold harmless the Manager and its shareholders, directors and officers from any claim, loss, expense, liability, action or damage resulting from or relating to any such act or omission, including, without limitation, reasonable fees and expenses of attorneys engaged by the Manager or its successors or assigns in defense of such act or omission (whether incurred in preparation for or at trial, on appeal, in bankruptcy proceedings or otherwise) and other reasonable costs and expenses in defense of such claim, including, but not limited to, costs and expenses of litigation and appeal.

11. FISCAL MATTERS.

(a) Books and Records. The books and records of the Company shall be maintained by the Manager at the principal office of the Company and each Member shall have access to such books and records during reasonable business hours. The books and records shall be kept in accordance with the accrual method of accounting, if permitted by law, in a consistent manner reflective of all Company transactions and shall be appropriate and adequate for the conduct of the Company affairs provided, however, the Manager may elect the cash method of accounting for income tax purposes. The Manager shall cause to be prepared and furnish accounting period quarterly and annual unaudited financial statements of the Project to the Members. The Manager shall also cause to be prepared and furnished within one hundred twenty (120) days after the end of the Company's Fiscal Year an annual report containing financial statements prepared by an independent certified public accountant.

(b) Bank Accounts. All funds of the Company are to be deposited in the Company's name in such bank account or accounts as may be designated by the Manager, and shall be withdrawn on the signature of such person or persons as the Manager may authorize.

(c) Income Tax Information. The Manager shall cause income tax returns for the Company to be prepared and filed with the appropriate authorities and shall furnish to each Member, within ninety (90) days after the close of the taxable year of the Company, all tax information with respect to the Company as required by law, which cost shall be an expense to the Company.

(d) Tax Matters Member: Tax Elections. The tax matters member, as referred to in Section 6231(a)(7) of the Code, shall be the Manager. The Manager shall have the authority to make any election or other determination on behalf of the Company provided for in the Code or any provision of state or local tax law.

12. LIABILITY AND RIGHTS OF MEMBERS.

(a) Limitation of Member's Liabilities. Except as provided in the Act, a Member, shall not be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company or the Manager.

(b) No Control of Business or Right to Act for Company. A Member shall take no part in or interfere in any manner with the conduct or control of the business of the Company and shall have no right or authority to act for or bind the Company.

(c) No Priority. In connection with any distribution, whether upon winding up of the Company or otherwise, and whether or not it shall constitute a return of capital, no Member shall have the right to demand or receive property other than cash, although the Manager may distribute property other than cash. Except as otherwise specifically provided herein, no Member shall have priority over any other Member either as to the return of his contribution to the capital of the Company or as to allocations of profits or losses.

(d) Other Business of Members. The Members and any shareholders, officers, directors, employees, affiliates or other persons holding a legal or beneficial interest in any entity that is a Member, may engage in or possess an interest in other business ventures, whether such ventures are competitive with the Company or otherwise, and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such independent ventures or the income or profits derived therefrom.

Neither a Member nor any officers, directors and employees of a Member or their affiliates shall be obligated to present to the Company any particular investment opportunity even if such opportunity is of a character which, if presented to the

Company, could be taken by the Company, and each of them shall have the right to take for his own account (individually or otherwise) any such investment opportunity or to recommend to others any such particular investment opportunity.

13. TRANSFER OF COMPANY INTERESTS.

(a) General Prohibition on Transfer. Notwithstanding any other provisions hereof, the Members shall not assign, convey, sell, transfer, pledge, hypothecate, encumber or in any way alienate (herein "Transfer") their Company Interests except as permitted in this Section 13. As a condition to any permitted transfer, the Manager may require the transferor or transferee to provide the Manager with adequate assurances, including but not limited to an opinion of the transferee's counsel, that such transfer will not be in violation of any applicable securities laws. Any purported Transfer not made in compliance with the restrictions contained herein shall be null and void.

(b) Right of First Refusal. In the event a Member desires to sell his Company Interest, or any portion thereof pursuant to a Bona Fide Offer (the "Offer"), such Member (the "Selling Member") shall give written notice (the "Purchase Notice") to the Manager and the Members fully describing the offeror and the terms and conditions of the Offer (including a true and complete copy thereof). In the Purchase Notice, the Selling Member shall represent and warrant that the Selling Member intends to accept the Offer.

(i) The Company shall have thirty (30) days after receipt of the Purchase Notice (the "Company Acceptance Period") to elect to purchase all or any part of the Company Interest at the purchase price and upon the terms specified in the Offer.

(ii) If the Company does not elect to purchase all of the Company Interest subject to the right of first refusal pursuant to this Section 13(b), the Members shall have thirty (30) days ("Member Acceptance Period") following the expiration of the Company Acceptance Period in which to elect to purchase all or any part of the Company Interest pro rata in accordance with their Percentage Interests at the purchase price and upon the terms specified in the Offer.

(iii) If the Members do not elect to purchase the entire Company Interest, the purchasing Members shall then have a right and option, for a period ending ten (10) calendar days following the expiration of the Member Acceptance Period, to elect to purchase the remaining part of the Company Interest available for purchase pro rata in accordance with their Percentage Interests at the purchase price and upon the terms specified in the Offer.

(iv) Notwithstanding the foregoing, however, if the Company and/or the Members do not elect to purchase all of the Company Interest subject to the right of first refusal pursuant to this Section 13(b), the Selling Member may sell or transfer all, but not less than all, of the Company Interest, subject to all the terms and conditions contained in the Offer, to the offeror, who shall take and hold the interest subject to this Agreement and to all of the obligations and restrictions upon the Selling Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such transfer of the Company Interest must be effected within sixty (60) calendar days after the expiration of the Member Acceptance Period. If the Selling Member fails to complete such transfer on such terms and conditions within the sixty (60) calendar day period, then any subsequent proposed transfer of all or any part of such Company Interest shall once again be subject to the provisions of this Section 13(b).

(c) Conditions of Transfer. No transferee shall have the right to become a substitute Member in place of his transferor unless all of the following conditions are satisfied:

(i) The transferee shall have executed an agreement, in form and substance satisfactory to the Manager, assuming all of the duties and obligations of the transferor under this Agreement and agreeing to be bound by and subject to all of the terms and conditions of this Agreement;

(ii) The transferor and the transferee shall have executed a written agreement, in form and substance satisfactory to the Manager, to indemnify and hold the Company harmless from and against any loss or liability arising out of the transfer;

(iii) The transferee executes an irrevocable power of attorney satisfactory to the Manager, appointing the Manager as the transferee's lawful attorney-in-fact for certain specified purposes;

(iv) The transferor and the transferee execute and acknowledge such other instruments as the Manager may deem necessary or desirable to effect such substitution;

(v) If applicable to the transferee, the transferee shall have designated a Controlling Person acceptable to the Manager;

(vi) The transferor pays a fee to the Company sufficient to cover all reasonable expenses in connection with such transfer and substitution; and

(vii) The Members holding at least 51% of the Voting Interests shall have approved the admission of the transferee as a substitute Member.

(d) Effective Date. The effective date of a substitution shall be the first day of the calendar quarter next following the date upon which the Manager has given its written consent to such substitution.

(e) Substitution Required for Vote or Other Rights. Unless or until a transferee of a Company Interest becomes a substitute Member pursuant to Section 13(c), such transferee shall not have any Governance Rights and shall only be entitled to Financial Rights.

14. AMENDMENT OF AGREEMENT.

(a) Amendments Not Requiring Agreement of Members. This Agreement shall be amended whenever required by the Act or otherwise by law. This Agreement may be amended by the Manager without the consent of the Members (i) to effect changes of a ministerial nature that do not materially and adversely affect the rights of the Members, (ii) to give effect to the admission of a substitute Member and (iii) to delete or add any provision of this Agreement required to be so deleted or added by a state securities commission or similar agency.

(b) Obligations of the Members. Each Member covenants, on behalf of himself, his successors, assigns, heirs and Legal Representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents and instruments that may be necessary or appropriate to effectuate amendments pursuant to the provisions of this Section.

15. POWER OF ATTORNEY.

(a) Each Member hereby constitutes and appoints the Manager, with full power of substitution, as the attorney-in-fact for such Member, with power and authority to act in his or its name and on his or its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business including, but not limited to, the following:

(i) Any amendments to this Agreement to the extent required pursuant to Section 14 hereof.

(ii) Any instrument or document that may be required to be filed by the Company under applicable state law or by any governmental agency or that the Manager deems is in the best interest of the Company to file.

(b) Each Member further acknowledges and affirms that the Power of Attorney hereby granted to the Manager:

(i) is a Power of Attorney coupled with an interest, is irrevocable and shall survive the death, disability or other incapacity of a Member;

(ii) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members executing any instrument, by a single signature of the Manager acting as attorney-in-fact for all of them; and

(iii) shall survive the delivery of an assignment by a Member of his Company Interest; provided that where the assignee of the whole of a Member's Company Interest has been approved by the Manager, the Power of Attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect such substitution.

16. MEETINGS OF THE MEMBERS.

(a) Meetings. The Members may hold, but shall not be required to hold, annual, periodic, or other formal meetings. Meetings of the Members may be called at any time by any one or more of the following persons: (i) any Member or Members holding at least 51% of the Voting Interests, or (ii) the Manager. A person who has authority to call a meeting may call the meeting by giving written notice of demand to the Members or to the Manager, who shall give such notice to the Members, at the expense of the Company, within seven (7) days after receipt of the demand. If the Manager fails to cause a meeting to be called and held as properly demanded, the person making the demand may call the meeting by giving notice, all at the expense of the Company. In any case, the notice of a meeting of Members must be given no fewer than ten (10) days nor more than sixty (60) days before the meeting date.

(b) Time and Place of Meetings. Meetings must be held on the date and at the time and place fixed by the person properly calling the meeting. A meeting by electronic conference will be deemed to be held at the principal executive office or registered office of the Company or at the place properly named in the notice calling the meeting.

(c) Business Limited. The business transacted at a meeting shall be limited to the purposes stated in the notice of meeting.

(d) Record Date. Unless otherwise fixed by the Manager, the record date for the determination of the Members entitled to notice of and to vote at any meeting of Members shall be the close of business on the day before the first notice is sent to the Members.

(e) Notice.

(i) Except as otherwise required by the Act or by the Articles of Organization, written notice of all meetings of Members must be given to every Member entitled to vote on the matters to be considered, unless (i) the meeting is an adjourned meeting and the date, time, and place of the meeting were announced at the time of adjournment; or (ii) the following have been mailed by first-class, certified mail to the Member at the address in the Company's records and returned undeliverable: (A) notice of two (2) consecutive meetings, and (B) all payments of distributions for the greater of a twelve-month period or two (2) distributions. The notice must contain the date, time, and place of the meeting, and any other information required by the Act. The notice must contain a statement of the purposes of the meeting. The notice may also contain any other information required by the Articles of Organization or this Agreement or considered necessary or desirable by the person or persons calling the meeting.

(ii) A Member may waive any required notice of the meeting. Except as otherwise provided in the Act, a waiver of notice is effective, whether given before or after the meeting or other balloting, if such waiver is given in writing. If a written waiver is given, the Manager shall place such written waiver in the records of the Company. Attendance by a Member at a meeting shall be deemed a waiver of notice of that meeting, except where the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at the meeting. The Manager shall note the objection in the minutes of the meeting.

(iii) Notice may be delivered in person, by facsimile, telegraph, teletype, or other form of wire or wireless communication, or by mail or private carrier. Written notice to the Members is effective when mailed, if mailed postpaid and correctly addressed to the Member's address shown in the Company's current record of Members. Otherwise, written notice is effective when received.

(f) Quorum. Members holding a majority of the Voting Interests shall constitute a quorum for the transaction of business. Once a Voting Interest is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. In the absence of a quorum at any such meeting, a majority of the Voting Interests represented may adjourn the meeting from time to time for a period not to exceed thirty (30) days without further notice. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

(g) Manner of Acting. The affirmative vote of Members holding a majority of the Voting Interests shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, the Articles of Organization or this Agreement.

(h) Proxies. At all meetings of Members, a Member may vote in person or by a proxy executed in writing by the Member or the Member's duly authorized attorney-in-fact. The proxy shall be filed with the Manager, before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(i) Electronic Communications. A conference among Members by any means of communication through which the participants may simultaneously hear each other during the conference constitutes attendance at the meeting in person or by proxy if all the other requirements for a meeting are met.

(j) Action without a Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice and without a prior vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. Any action on written consent shall have the effect of a meeting and vote and may be described as such in any document. All such instruments may be signed in counterparts. If not otherwise determined under Section 16(d) above, the record date for determining Members entitled to take action without a meeting is the date the first Member signs the consent. The action on written consent is effective when the last required Member signs the waiver, unless a different effective time is provided in the instrument evidencing the written consent itself.

17. MEMBER PURCHASE OPTION: DEATH, INCOMPETENCY, BANKRUPTCY, OR DISSOLUTION OF A MEMBER.

(a) Member Purchase Option. Upon the occurrence of an Option Event with respect to a Company Interest of a Member (such Company Interest being referred to as "Option Interest"), the other Members shall have an option (the "Purchase Option") for a period of sixty (60) days after the other Members receive notification of such Option Event to purchase such Option Interest at a price equal to the fair market value of the Option Interest determined in accordance with subsection (b) hereof (the "Purchase Price"). The other Members shall exercise the Purchase Option with respect to the Option Interest by providing written notice thereof to the holder or holders of such Option Interest (or to any Legal Representative thereto). In the event said Members exercise the Purchase Option with respect to the Option Interest, the closing of the purchase of such Option Interest by said Members shall take place thirty (30) business days thereafter. At such closing, said Members shall deliver the purchase price for the Option Interest to the holder or holders thereof (or to the holder's or holders' Legal Representative) and the holder or holders (or the holder's or holders' Legal Representative) shall deliver to the Members such assignments or other instruments as the purchasing Members may specify to transfer and convey to the purchasing Members the Option Interest in accordance with said purchasing Members' then Percentage Interests. In the event (i) the holder or holders of the Option Interest (or the holder's or holders' Legal Representative or estate) fails or refuses to close the purchase of the Option Interest by the purchasing Members as required hereunder and (ii) the purchasing Members place an amount equal to the purchase price for the Option Interest into an account for the benefit of the holder or holders thereof and so notifies the holder or holders (or the holder's or holders' Legal Representative), the purchasing Members shall thereupon be deemed the legal owner of the Option Interest for all purposes and the holder or holders of the Option Interest (or the holder's or holders' Legal Representative or estate) shall have no further rights with respect thereto:

In the event the Company fails to exercise the Purchase Option with respect to the Option Interest on or before the expiration of the aforementioned sixty (60) day period, then any of the Members shall have the right to exercise the Purchase Option within sixty (60) days from the expiration of the Purchase Option. This Purchase Option held by the Members shall be exercised, closed and preformed in accordance with the provisions set forth above for the Company and should more than one Member exercise said Purchase

Option, the Option Interest shall be allocated to the Members pro rata in accordance with their Percentage Interests, unless agreed to otherwise by the Members.

(b) Purchase Price. The Purchase Price for a Member's Option Interest shall be based upon an appraisal of the Company's assets and liabilities as of the effective date of the Option Event, which shall be completed, if possible, no later than sixty (60) days after the purchasing Member elects to exercise its Purchase Option to purchase the Option Interest as provided in subsection (a) hereof.

If the holder or holders of the Option Interest and the Company cannot agree on an appraiser, each of them shall appoint one appraiser, and the two selected shall appoint a third. If either the Company or the holder or holders of the Option Interest fails to appoint an appraiser within thirty days after the notice of the Option Event, the appraiser first appointed shall be the sole appraiser. The decision of the sole appraiser or a majority of the three appraisers shall bind the holder or holders of the Option Interest and the Company. The cost of such appraisal shall be borne equally by the holder or holders of the Option Interest and the Company.

(c) Individual Member Provisions. Upon the death, legal incompetency or bankruptcy of an individual Member, his Legal Representative shall have all of the rights of a Member for the purpose of settling or managing his estate, but shall not become a substitute Member without obtaining the consent of all of the remaining Members and compliance with the provisions of Section 13(c). He shall also have such power as the decedent, incompetent or bankrupt possessed to transfer his Company Interest and to join with the transferee thereof in making application to substitute such transferee as a Member. The provisions of this subsection (c) are subject to the Purchase Option and other rights of the Members set forth in subsection (a) of this Section 17.

(d) Other Members Provisions. Upon the bankruptcy, insolvency, dissolution or other cessation to exist as a legal entity of a Member that is not an individual, the Legal Representative of such Member shall have all of the rights of such Member for the purpose of effecting the orderly disposition of that Member's affairs or business, but shall not become a substitute Member without obtaining the consent of the Members and compliance with the provisions of Section 13(c). He shall also have such power as such Member possessed to assign its Company Interest and to join with the transferee thereof in making application to substitute such transferee as a Member. The provisions of this subsection (d) are subject to the Purchase Option and other rights of the Members set forth in subsection (a) of this Section 17.

18. RESIGNATION OF THE MANAGER.

(a) Limitation on Resignation. The Manager may resign at any time, provided that (i) such resignation does not cause a default under or result in the acceleration of the repayment of any loan secured by assets owned by the Company, (ii) not less than sixty (60) days prior to the effective date of such resignation, the Manager nominates as a successor Manager a willing person or entity that meets the requirements for continued qualification of the Company as a Company for Federal income tax purposes in the opinion of counsel for the Company, and such successor Manager is approved by a vote of the Members.

(b) Purchase Obligation. Upon the resignation of a Manager who is a Member, the Manager shall sell, and the Company shall purchase, the Company Interest of the Manager upon the terms and conditions of this Section 18.

(c) Accounting. Upon receipt of notice of the resignation of the Manager, the Company shall cause an accounting to be prepared covering the transactions of the Company since the end of the previous fiscal year through the date of receipt of such notice, and after receipt of such notice, the Manager shall not sell or dispose of any Company assets other than in the regular course of business unless such sale or disposition is pursuant to a contract entered into by, and binding upon, the Company prior to the date upon which such notice was received by the Company. If possible, the accounting shall be completed before the effective date of resignation and shall consist of a statement of earnings and balance sheet for the period and as of the date specified above, in sufficient detail to accurately and fully reflect the earnings or losses for the period and the financial condition of the Company. The expenses of the accounting shall be borne by the resigning Manager. Selection of the independent accountant shall be in the discretion of the resigning Manager.

(d) Appraisal. Upon the resignation of a Manager, the purchase price for his Company Interest shall be based upon an appraisal of the Company's assets and liabilities as of the effective date of resignation, which shall be completed, if possible, no later than the effective date of resignation. This appraisal shall determine the market value of the Company's assets and liabilities as of the date of resignation.

If the resigning Manager and the Company cannot agree on an appraiser, each of them shall appoint one appraiser, and the two selected shall appoint a third. If either the Company or such resigning Manager fails to appoint an appraiser within thirty days after the notice of resignation, the appraiser first appointed shall be the sole appraiser. The decision of the sole appraiser or a majority of the three appraisers shall bind the resigning Manager and the Company. The cost of such appraisal shall be borne equally by the resigning Manager and the Company.

(e) Method of Payment. In the event of the resignation of the Manager, the purchase price of his Company Interest shall be paid, unless the resigning Manager and the Company agree otherwise, by the Company giving the Manager a non-interest bearing, unsecured promissory note evidencing such purchase price, due and payable at the end of three years. Such note shall provide that the Company may prepay all or any part thereof without penalty.

(f) Repayment of Manager's Loans. Upon the effective date of the resignation of the Manager, the loans made by the Manager or its Affiliates to the Company shall be repaid as expeditiously as possible and before any distributions to the Members, together with interest as permitted under this Agreement or the loan documents.

19. TERMINATION AND DISSOLUTION.

(a) Termination and Dissolution. The Company shall be terminated and dissolved upon the earlier occurrence of any of the following events:

(i) The withdrawal of a Member who is serving as the Manager, unless there is another Manager that elects to continue the business of the Company, or prior to the effective date of withdrawal, a successor Manager is elected, which successor elects to continue the business of the Company;

(ii) An act specified in Section 608.441 of the Act with respect to the Manager; provided, however, that no dissolution shall occur under this subparagraph if (i) there is another Manager that elects to continue the business of the Company or (ii) if there is no other Manager, within ninety (90) days after the act, all of the Members elect to continue the business of the Company and elect at least one successor Manager that meets the requirements for continued qualification of the Company as a Company for federal income tax purposes;

(iii) The affirmative vote of the Members to terminate and dissolve the Company;

(iv) The sale or other disposition of substantially all Company properties and investments; or

(v) The final decree of a court that such dissolution is required under applicable law.

(b) Change of Members. Except as provided in Section 19(a)(i), the Company shall not be terminated or dissolved by the withdrawal of any Member, by the transfer of any Company Interests or by the admission of a Member or a substitute Member.

(c) Liquidation of Assets and Distribution of Proceeds of Sale. Upon the dissolution of the Company, the Manager or a trustee (the "Trustee") elected by the Members in case of a dissolution caused by one of the events set forth in Section 19(a)(i) or (ii), shall cause a sale of the Company's assets (unless the sale of the Company's assets was the event causing dissolution) as promptly as is consistent with obtaining the fair market value thereof. Net Profits or Net Loss for the period prior to termination shall be allocated to the Members in accordance with Section 9 hereof, and the Members' Capital Accounts shall be appropriately credited or charged. The proceeds from sales and all other assets of the Company shall be distributed to the Members in accordance with the positive balance in their respective Capital Accounts; provided, however, that Sale or Refinancing Proceeds shall be distributed as provided in paragraph 8(a). Notwithstanding anything herein to the contrary, in the event of dissolution of the Company caused by the resignation of a Member who is serving as the Manager, the total amount to be received by the Manager as compensation for its Company Interest shall be determined in accordance with Section 18 hereof, and he shall not be entitled to any additional amount as a result of the implementation of this Section 19(c).

(d) Distributions in Kind. In lieu of liquidating the Company's assets, the Manager or, in his place, the Trustee, may elect, in its sole discretion, to distribute all or a portion of such assets in kind. In such event, the fair market value of such assets shall be determined by an appraiser selected by the Manager or Trustee. Each Member will receive an undivided interest in the Company's assets, equal to the portion of the proceeds to which it would have been entitled under the provisions of Section 19(c) if such assets had been sold at fair market value, subject to its liabilities, in satisfaction of his interest in the Company.

(e) Return of Capital Investment. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and his Capital Contribution and share of profits or losses, and shall have no recourse thereof (upon dissolution or otherwise) against the Manager or any other Member.

(f) Termination. The Company shall be terminated when all of the Company's property has been distributed and applied in accordance herewith. The establishment of any reserves in accordance with this Section shall not operate to extend the term of the Company; however, such reserves shall be distributed in the manner provided herein upon expiration of the period of such reserves.

20. BROKERAGE. Each Member represents and warrants to the other Members that they have not consulted with or dealt with any agent or broker in connection with (a) this Agreement and the formation of the Company as contemplated herein, or (b) the purchase of the Project property. Each Member hereby agrees to defend, indemnify, and hold harmless from and against any and all claims, damages, liabilities, losses, costs, and expenses, commissions for compensation for services, by any person or entity, who or which may have brought about or may claim to have brought about the formation of the Company as contemplated herein or the purchase of the Project property, or who may claim employment as broker or agent for the purpose of negotiating or bringing about the formation of the Company or the purchase of the Project property on behalf of the indemnifying party. Each Member agrees that should the Manager or any of his Affiliates, be the procuring cause of a sale of the Project, then said Manager or Member shall be entitled to a brokerage fee in an amount to be approved by the majority of the Members.

21. MISCELLANEOUS.

(a) Notices. Whenever any notice or other communication is required or permitted to be given under any provision of this Agreement, such notice or other communication shall be in writing, signed by or on behalf of the person giving such notice or other communication, and shall be deemed to have been given when:

(i) Personally delivered;

(ii) Received by prepaid cable or wire; or

(iii) Unless mailed during a national postal strike, three business days after mailing by certified or registered mail, postage prepaid, with return receipt requested, addressed to the person or persons to whom such notice is to be given at the respective addresses on file with the Manager or to the Manager at the principal place of business of the Company.

(b) Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and in lieu of each such illegal, invalid or unenforceable provision there shall be automatically added, as part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(c) Counterpart and Facsimile Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. All counterparts shall be construed together and shall constitute a single agreement. The Agreement shall be deemed affective and enforceable even if evidence of said execution is obtained by facsimile.

(d) Further Action. Each Member shall execute and deliver such papers, documents and other instruments and perform such acts as are necessary or appropriate to implement the terms hereof and the intent of the parties hereto.

(e) Section Headings. Section headings contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define, amplify or limit the scope or extent of the provisions of this Agreement or the intent of the parties hereto.

(f) Person and Gender. Whenever used in this Agreement and when required by the context, the singular shall include the plural, the plural shall include the singular, the masculine shall include the feminine and neuter genders, the feminine shall include the masculine and neuter genders, the neuter gender shall include the masculine and feminine genders and the word "person" shall include a corporation, firm, Company or other form of association or entity.

(g) Applicable Law. The terms and provisions of this Agreement and any dispute arising hereunder shall be governed by the laws of the State of Florida. The courts of Leon County, State of Florida shall have the sole and exclusive jurisdiction in any case or controversy arising under this Agreement or by reason of this Agreement.

(h) Parties in Interest. Except as otherwise provided herein, the covenants, terms, provisions and agreements herein contained shall be binding upon and shall inure to the benefit of the heirs, legal representatives, successors and assigns of the respective parties to this Agreement.

(i) Integrated Agreement. This Agreement constitutes the entire understanding and agreement among the pates hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations, or warranties among the parties other than those set forth or for which provision is made herein.

(j) Ownership. No Member shall own any individual interest in any Company property. Each Member shall have only such rights with respect to Company property as are specifically enumerated herein.

(k) Delivery of Certificate. Neither the Manager nor the Company shall be obligated to mail or otherwise deliver to the Members filed copies of the Company's Articles of Organization or any judicial decree of any of the above.

22. ACKNOWLEDGMENTS.

(a) Independent Investigation. Each Member acknowledges that he or it has conducted an independent investigation of the business contemplated by this Agreement and that he or it recognizes that such business involves business risks making the success of the Company dependent upon many factors. The Manager expressly disclaims the making of, and each Member acknowledges that he or it has not received nor relied upon any warranty, representation, or guarantee express or implied, as to the potential volume profits or success of the business venture contemplated by this Agreement

(b) No Contrary Representations or Warranties. Each Member acknowledges that he or it has no knowledge of any representations or warranties by the Manager or its officers, directors, shareholders, employees, agents or servants, about the business contemplated by this Agreement that are contrary to the terms of this Agreement or the documents referenced herein.

IN WITNESS WHEREOF this Agreement has been executed by the undersigned as of the date first set forth above.

CAMPUS LODGE OF COLUMBIA LLC

By: ______________________________
Name: David H. Fort, Manager

____
David H. Fort, Member

____
Claudia Fort, Member

____
Jason Fort, Member

____
Mariah Mouro, Member

____
Josie Dykes, Member

____
Reno Rubeis, Member

AMIGOS INVESTORS LLC

By: ______________________________
Robb Baldwin, Member

AMIGOS INVESTMENTS LLC

By: ______________________________
Victor Johnson, Member

AMIGOS INVESTMENTS LLC

By: ______________________________
Mark Meyerdirk, Member

AMIGOS INVESTMENTS LLC

By: ______________________________
Fred Shore, Member

Exhibit A

Member	Capital Contribution	Percentage Interest	Voting Interest
David H. Fort	$1,700	17.00%	17.00%
Claudia H. Fort	$1,700	17.00%	17.00%
Jason Fort	$800	8.00%	8.00%
Mariah Mouro	$325	3.25%	3.25%
Josie Dykes	$325	3.25%	3.25%
Reno Rubeis	$650	6.50%	6.50%
Amigos Investments LLC	$4,500	45.00%	45.00%
Total	$10,000	100%	100%

Exhibit B

Development Costs

FORM OF DEBENTURE

Form of Face of Debenture

Campus Lodge of Columbia LLC
9% Subordinated Preferred Debenture due December 31, 2008

No. ______________ $__________________

Campus Lodge of Columbia LLC, a Florida limited liability company (the "Company," which term includes any successor entity, for value received, hereby promises to pay to ______________________________, or registered assigns, the principal sum of ______________________ and interest accruing thereon from (Insert the Issue Date) at the rate of 9% per annum, based on the following schedule:

(i) prior to the date on which the Permanent Financing, if any, is funded, no payments of principal and accrued interest shall be made, except as set forth in (iv) below.

(ii) Accrued interest and principal will be paid from the proceeds of the permanent financing, if any, only to the extent proceeds are available after payment of the development loan, fees and associated costs of development, including fees to affiliates of the Company.

(iii) After funding of the permanent financing, if any, and to the extent the accrued interest and principal is not paid from the proceeds of the permanent financing, 100% of the net cash flow of the Company will be allocated to pay accrued interest and principal until the Debentures are paid. Net cash flow is defined as the operating revenues of the Company, minus operating expenses, payment of principal and interest on any Company indebtedness, other than the Debentures, capital expenditures not financed with loan proceeds and any reserves for operations deemed necessary by the Manager. Net cash flow shall be computed at the end of each calendar quarter, and paid as of the 30th day thereafter.

(iv) The Debentures mature December 31, 2008, at which time the Company must pay all remaining interest and principal due.

The interest so payable, and punctually paid or duly provided for, and any principal, shall be paid to the Person in whose name this Debenture (or one or more Predecessor Debentures) is registered at the close of business 15 days prior to the date upon which such interest and principal shall be due and payable. Payment of interest and principal on this Debenture will be made at the office or agency of the Company maintained for that purpose in Gainesville, Florida, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register for the Debentures.

Reference is hereby made to the further provisions of this Debenture set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: ____________________

CAMPUS LODGE OF COLUMBIA LLC

By:______________________________
David H. Fort, Manager

Form of Reverse of Security

This Debenture is one of a duly authorized issue of Debentures of the Company designated as its 9% Subordinated Preferred Debentures due December 31, 2008 (the "Debentures"), limited in aggregate principal amount to $3,830,000, issued and dated as of _______________, 2004.

The indebtedness evidenced by the Debenture, to the extent and in the manner provided in the Debenture, is expressly subordinate and subject in right of payment to the prior payment in full of any senior indebtedness of the Company or provision for such payment, whether outstanding at the date of the issuance of the Debenture or thereafter incurred. Each holder of this Debenture, by his acceptance hereof, agrees to and shall be bound by such provisions of such senior debt. Senior debt is that debt by its terms which is expressly subject in right to prior payment before the Debenture holders.

If an Event of Default shall occur and be continuing, the principal of all the Debentures may be declared due and payable. No provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Debenture at the times, places, and rates, and in the coin or currency, herein prescribed.

An event of default is (i) any default in payment of interest and principal when due on the Debentures for 30 days; (ii) any default in payment of principal at maturity; (iii) any default in the performance of any other covenant, condition or agreement contained in the Debenture for 60 days after written notice by the holder to the Company; (iv) any event of default under any instrument, note, mortgage, indenture or other obligation representing indebtedness of the Company, or any other instrument pursuant to which such indebtedness was issued or secured, which event of default shall have resulted in an aggregate of more than $5,000,000 principal amount of the indebtedness thereunder becoming or being declared due or payable prior to its stated maturity, unless within 90 days such indebtedness is discharged or the Company shall be contesting such acceleration in good faith and by appropriate proceedings and have obtained and thereafter maintained the stay of such acceleration and the consequences thereof; (v) a court enters a judgment, decree or order for certain involuntary cases or proceedings in bankruptcy; or (vi) the Company shall make any general assignment for the benefit of creditors, commence a voluntary case or proceeding, consent to the entry of a judgment in an involuntary case or proceeding, or consent to the appointment of a custodian for substantially all its properties.

The transfer of this Debenture is registrable in the Security Register, upon surrender of this Debenture for registration of transfer at the office or agency of the Company in Gainesville, Florida, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Debentures, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Debentures are issuable only in registered form without coupons in a minimum denominations of $10,000 and any integral multiple thereof. Debentures are exchangeable for a like aggregate principal amount of Debentures of a different authorized denomination, as requested by the Holder surrendering the same. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Debenture for registration of transfer, the Company, the Trustee and any agent of the Company may treat the Person in whose name this Debenture is registered as the owner hereof for all purposes, whether or not this Debenture be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Exhibit 4.1

CAMPUS LODGE OF COLUMBIA LLC
SUBSCRIPTION AGREEMENT

To: Campus Lodge of Columbia LLC
c/o David H. Fort
4422 SW 85th Way
Gainesville, Florida 32608

The information contained in this Subscription Agreement is being provided in order to verify my qualification as an investor in connection with my subscription for 9% Subordinated Preferred Debentures Due September 30, 2008 ("Debentures") issued by Campus Lodge of Columbia LLC, a Florida limited liability company (the "Company"). I understand that David H. Fort and the Company will be relying on this information in complying with federal and state securities laws.

1. **SUBSCRIPTION AND PURCHASE PRICE**. I hereby subscribe for the amount of Debentures of the Company, indicated as follows: 9% Subordinated Preferred Debentures Due September 30, 2008 in principal incremental units of 10,000.00, for a total purchase price of ____________.

Simultaneously with the execution and delivery of this Subscription Agreement to David H. Fort, I am submitting a check made payable to ______________ as Escrow Agent for Campus Lodge of Columbia LLC under Agreement dated _____, 2003 for the aggregate subscribed purchase price of the Debentures.

2. **REMUNERATION**. The following agent will be paid the remuneration indicated in connection with the placement of the membership interests with me:

______________________________	______________________________
Name of agent	Nature and amount of remuneration

3. **REPRESENTATIONS**. I make the following representations and warranties, and understand and acknowledge that David H. Fort and the Company will be relying on this information to assure compliance with federal and state securities laws. (Please initial.)

______ (a) I represent and warrant that:

(i) I have a gross income of forty-five thousand dollars ($45,000) and a net worth of forty-five thousand dollars ($45,000) (exclusive of home, home furnishings and automobiles); or

(ii) I represent and warrant that I have a net worth of one hundred fifty thousand dollars ($150,000) (exclusive of home, home furnishings and automobiles);

______ (b) I represent and warrant that no more than ten percent (10%) of my liquid net worth shall be invested in the Debentures.

______ (c) I have received, read and fully understand the offering circular dated ....

______ (d) I have been furnished with all information concerning the Company, its management and otherwise that I require to make an informed investment decision. I further represent and warrant that I have been given the opportunity to ask questions of, and receive answers from the Company regarding this investment and the terms and conditions of the offering, and to obtain verification of the accuracy of any such information, as I deem necessary.

______ (e) I recognize that this investment involves a high degree of risk. I have taken full cognizance of and understand such risks relating to an investment in membership interests of the Company.

4. ENTIRE AGREEMENT. This Subscription Agreement constitutes the entire agreement among the parties pertaining to the purchase of the membership interests as set forth herein and supersedes any prior understanding.

5. TYPE OF OWNERSHIP. I wish to own my membership interests as follows (check one):

( ) Separate or individual property.

( ) Individual Retirement Account (Describe)

( ) Joint tenants with right of survivorship. (Both parties must sign all required documents).

( ) Trust. (Include name of trust, name of trustee and date trust was formed.)

( ) Other. (Indicate ____________________________.)

I hereby represent that I have read this entire Subscription Agreement and agree to be bound by its terms.

Executed this _____ day of __________, 200_, at ______________, ____________________.

______________________________ ______________________________

Signature Signature

______________________________ ______________________________

Address

Social Security Number

Telephone Number

Address

Social Security Number

Telephone Number

THIS SUBSCRIPTION AGREEMENT IS ACCEPTED THIS _______ DAY OF __________, 2003.

Campus Lodge of Columbia LLC

____

By: David H. Fort, Manager

WA 719412.2

107 of

AGREEMENT FOR SALE AND PURCHASE

This Agreement for Sale and Purchase ("Agreement"), dated as of the date specified below, by and between Bassett Construction Company, Inc., a Missouri corporation ("Seller"), and Campus Development Acquisitions, Inc., a Florida corporation ("Buyer").

1. Sale of Property. Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller upon the terms and conditions set forth below, certain land in Boone County, Missouri (the "Real Property"), consisting of approximately 23.1 acres and legally described and graphically depicted on Exhibit "A" attached hereto, together with all improvements located thereon and to the extent assignable, all tenements, hereditaments and appurtenances thereto and all development and other rights related to the Real Property, including without limitation:

(i) all agreements, covenants, easements and restrictions related to or benefitting the Real Property and any and all rights of Seller thereunder, including development rights, air rights, density rights, and drainage rights;

(ii) all approvals, permits, and applications with or from governmental authorities related to or benefitting the Real Property; and

(iii) all documents and work product of all professionals in connection with the Real Property, including all environmental studies and water samplings, all soil or engineering tests, and all construction, engineering, architectural, landscaping, and other plans, drawings, specifications, surveys, maps, site plans, plats, and other graphics related to development of the Real Property.

All of the foregoing are hereinafter collectively referred to as the "Property."

2. Purchase Price. Buyer shall pay to Seller a total purchase price (the "Purchase Price") of One Million Six Hundred Seventy-five Thousand and No/100 Dollars ($1,675,000.00) for the Property. The Purchase Price shall be payable at closing by wire transfer, or cashiers/official subject to adjustments, prorations, closing costs and deposits as herein set forth.

3. Earnest Money Deposit. Within five (5) business days after the execution of this Agreement by Buyer and Seller, Buyer shall deposit with Guaranty Land Title Company ("Escrow Agent") the sum of Twenty-five Thousand and No/100 Dollars ($25,000.00). The above deposits, together with any extension deposits paid pursuant to ¶¶ 4 and 6 and all interest earned thereon, are hereinafter referred to as the "Deposit." The Deposit shall be placed in an interest bearing trust account and shall be held in escrow until:

(i) the Deposit, together with interest accrued thereon, is returned to Buyer pursuant to the provisions of this Agreement;

(ii) the Deposit, together with interest accrued thereon, is delivered to Seller pursuant to the provisions of this Agreement; or

(iii) closing, in which case the Deposit, together with interest accrued thereon, shall be applied towards the Purchase Price for the Property.

4. Access/Feasibility Study Period. Buyer, at all times after the Effective Date of this Agreement until closing (or until this Agreement is terminated prior to closing), shall have access to the Property during normal business hours for itself, its agents and contractors for the purpose of conducting all such inspections, environmental reports, surveys, soil tests, drainage and percolation tests, and general collection of engineering data, as Buyer may deem necessary. Within five (5) days after the Effective Date, Seller shall deliver to Buyer copies of all materials identified in ¶ 1(iii) above but only if and to the extent same are in Seller's possession or readily accessible to Seller. In the course of its investigations, Buyer may make reasonable inquiries to third parties regarding the condition and development of the Property, including, without limitation, lenders, contractors and municipal, local and other government officials and representatives and Seller hereby consents to such inquiries.

Buyer shall have until February 4, 2003 (the "Feasibility Study Period") to evaluate the feasibility of Buyer's purchase and ultimate development of the Property as a student housing apartment complex ("Buyer's Intended Use") and to obtain final written nonappealable and nonrebutable plat and site plan approval (without conditions or requirements which, in Buyer's sole discretion, render the development of the Property unfeasible) from the City of Columbia, Missouri, and all other necessary governmental authorities for Buyer's Intended Use ("Development Approval"). If, within the Feasibility Study Period, Buyer notifies Seller that Buyer has determined, at Buyer's option and in Buyer's sole, absolute and complete discretion, that its purchase and development of the Property is, for any reason whatsoever (regardless of the results of such inspections, tests, etc), not feasible and that Buyer therefore desires to terminate this Agreement, the Deposit shall be returned to Buyer, Buyer shall deliver to Seller, at Seller's request, the results of Buyer's studies and investigations with respect to the Property, this Agreement shall terminate, and Buyer and Seller shall be relieved of any further liability or obligation hereunder except for the Inspection Indemnity described in ¶ 21 below. If, within the Feasibility Study Period Buyer elects to proceed with the Closing pursuant to this Agreement, Buyer shall deliver to Escrow Agent cash in the amount of Thirty Thousand and No/100 Dollars ($30,000.00), and the Deposit shall be deemed nonrefundable, subject only to Seller's performance of its obligations under this Agreement.

Notwithstanding the foregoing, if Buyer has, throughout the Feasibility Study Period, acted promptly and with due diligence to obtain Development Approval, but such Development Approval has not been obtained by February 4, 2003, then the Feasibility Study Period shall be extended until the date on which Development Approval is granted or denied but after February 4, 2003, the only reason for which Buyer may terminate this Agreement and be returned the Deposit shall be the denial of Development Approval.

5. **Financing Period**. Commencing on the date Buyer receives Development Approval, Buyer shall have ninety (90) days in which to obtain construction financing on terms satisfactory to Buyer (the "Financing Period"). If Buyer is unable to obtain such financing on or before the final day of the Financing Period, Buyer may terminate this Agreement, in which event the Deposit shall be forfeited and delivered to Seller, this Agreement shall terminate, and Buyer and Seller shall be relieved of any further liability or obligation hereunder except for the Inspection Indemnity described in ¶ 21 below.

6. **Closing and Closing Conditions**. Closing shall take place at the offices of Escrow Agent, in Columbia, Missouri, or at such other location as Buyer and Seller agree, beginning at 2:00 P.M., on the date which is thirty (30) days after the end of the Financing Period (the "Closing Date"). Buyer may extend the Closing Date for one (1) additional thirty (30) day period by notice to Seller prior to the Closing Date, together with the concurrent delivery to Escrow Agent of an additional deposit in the amount of Fifteen Thousand and No/100 Dollars ($15,000.00), of which Ten Thousand and No/100 Dollars ($10,000.00) shall be applied to the Purchase Price and the balance shall not be applied to the Purchase Price. Such additional deposit shall be nonrefundable, subject only to Seller's performance of its obligations under this Agreement.

In addition to all other conditions set forth herein, the obligation of Seller and Buyer to consummate the transactions contemplated hereunder shall be conditioned upon the satisfaction of the following matters on or before closing:

(i) Seller's representations and warranties contained herein shall be true and correct in all material respects as of the date of this Agreement and the Closing Date;

(ii) as of the Closing Date, each party shall have performed its obligations hereunder and all deliveries to be made at closing shall have been tendered; and

(iii) as to Buyer's obligation, the Escrow Agent shall be irrevocably and unconditionally prepared to deliver to Buyer a currently effective, duly executed "marked-up" Title Commitment, issued by the Escrow Agent, containing the endorsements that the Escrow Agent has agreed to issue, dated the date and time of the recording of the Deed (hereinafter defined) in the amount of the Purchase Price, and insuring Buyer as owner of good, marketable and indefeasible fee simple title to the Property, subject only to the Permitted Exceptions (hereinafter defined).

7. **Escrow**.

(a) **Seller's Deliveries in Escrow**. At the closing, Seller shall deliver in escrow to the Escrow Agent the following:



(i) Deed. A general warranty deed (the "Deed") in form provided for under the laws of the State of Missouri and mutually satisfactory to the parties, executed, acknowledged and sealed by Seller, conveying to Buyer good, indefeasible and marketable fee simple title to the Real Property, subject only to the Permitted Exceptions;

(ii) FIRPTA Affidavit. A Foreign Investment in Real Property Tax Act affidavit executed by Seller. If Seller fails to provide the necessary affidavit and/or documentation of exemption on the Closing Date, Buyer may proceed with withholding provisions as provided by law;

(iii) Authority. Evidence of existence, organization and authority of Seller and the authority of the person executing documents on behalf of Seller reasonably satisfactory to Buyer and the Escrow Agent;

(iv) Additional Documents. Any additional documents that Buyer or the Escrow Agent may reasonably require, which are customarily delivered in transactions of this type and are not inconsistent with any provision of this Agreement, for the proper consummation of the transaction contemplated by this Agreement, including, without limitation, an affidavit on the Escrow Agent's standard form so that the Escrow Agent can delete the standard printed exceptions from the Title Binder (hereinafter defined).

(b) Buyer's Deliveries in Escrow. At the closing Buyer shall deliver in escrow to the Escrow Agent the following:

(i) Purchase Price. Purchase Price plus or minus applicable prorations and adjustments.

(c) Closing Statements. At the closing, Seller and Buyer shall execute closing statements consistent with this Agreement, in form and content required by Escrow Agent.

(d) Close of Escrow. Upon satisfaction or completion of the foregoing conditions and deliveries, the parties shall direct the Escrow Agent to immediately record (as appropriate) and deliver the documents described above to the appropriate parties and make disbursements according to the closing statements executed by Seller and Buyer.

(e) Documents. The documents described in (a) and (b) above shall be prepared by ~~Buyer's attorney~~Escrow Agent and shall be delivered to Buyer for review not less than fifteen (15) days prior to closing.

D.H.T.

8. **Title Insurance**. Within thirty (30) days after the Effective Date, Seller shall deliver to Buyer a written commitment issued by Escrow Agent on a nationally recognized title insurance underwriter reasonably acceptable to Buyer binding the underwriter to insure marketable title, as set forth in Title Standard IV of the Missouri Bar, to the Property in Buyer subject only to such exceptions that do not render title to the Real Property unmarketable or interfere with the development of the Real Property for Buyer's Intended Use (the "Permitted Exceptions") by its Owner's Title Insurance Policy, upon recording of the Deed to be given by Seller (the "Title Binder"). Any encumbrance or defect in title that is within the scope of any of the Title Standards of the Missouri Bar shall not constitute a valid objection on the part of Buyer, provided Seller furnishes the affidavits, or the title papers, if any, described in the applicable standard.

9. **Survey**. Buyer may, at Buyer's expense, obtain a current survey of the Property (the "Survey") prepared and certified by a registered Missouri land surveyor. If the Survey reveals any encroachments upon or from the Real Property or on or between any building set back line or property line, voids or lapses in the legal description of the Real Property, slivers, strips, gores or vacancies contained in the Real Property, or any other matter that reasonably causes the Escrow Agent to refuse to delete the Standard Exceptions for matters of the Survey and unrecorded easements from the Title Binder (provided, however, there may be specific exceptions for matters of survey as are acceptable to Buyer), such defect(s) shall be treated in the same manner as a title defect under ¶ 10 below. Notwithstanding anything to the contrary that may be contained herein, if Buyer desires to raise a title objection based upon the Survey, any such title objection must be raised before the expiration of the Feasibility Study Period, without extension.

10. **Defects in Title**. Within twenty (20) days after the Buyer receives the Title Binder, Buyer shall notify Seller of any objections to title revealed in the Title Binder which are different from the Permitted Exceptions. If Buyer fails to so notify Seller in writing of its objections to title to the Property, title to the Property shall be deemed to have been approved by Buyer. If Seller's title to the Property is not shown by the Title Binder to be good and marketable without exception other than as specified in ¶ 8 above, Seller shall have no obligation to cure any such title objection raised by Buyer. Instead, Buyer shall have the option of either: (i) accepting such title without adjustment of the Purchase Price as a result of such defects or objections to title, or (ii) rejecting such title, terminating this Agreement and receiving a return of the Deposit. If the Seller is unable to make the title good and marketable without exception other than as specified in ¶ 8 above within such period, Buyer may at its option: (I) terminate this Agreement, or (II) accept a conveyance of title to the Property in its existing condition without reduction of the Purchase Price. If Buyer elects to terminate this Agreement because of such failure of the Seller to render title good and marketable, the Deposit shall be returned to the Buyer and thereafter the parties shall have no further rights or obligations hereunder except as set forth in ¶ 4 above.

11. **Closing Costs/Prorations**.

(a) Buyer shall pay the following costs and expenses in connection with the closing:

D.H.T.

112 of 179

(i) the costs of recording the Deed;

(ii) the cost of any survey prepared pursuant to ¶ 9 above.

(b) Seller shall pay the following costs and expenses in connection with the closing:

(i) the premium payable for the Title Binder and owner's policy issued pursuant thereto.

(c) Taxes and assessments for the year of the closing shall be pro-rated through the Closing Date. If the closing occurs before the tax rate is fixed for the then current year, the apportionment of taxes shall be upon the basis of the tax rate of the preceding year applied to the latest assessed valuation.

12. Seller's Representations and Warranties. Seller represents and warrants to Buyer the following:

(i) Authority. Seller has the full right and authority to enter into this Agreement, and to consummate or cause to be consummated the sale. This Agreement and all of the documents to be delivered by Seller at the closing have been and will be authorized and properly executed and delivered by Seller and are and will constitute the valid and binding obligations of Seller;

(ii) Conflicts and Pending Actions or Proceedings. There is no agreement to which Seller is a party or, to the best of Seller's knowledge, binding on Seller which is in conflict with this Agreement. There is no action or proceeding pending or, to the best of Seller's knowledge, threatened against the Property, including, without limitation, any condemnation or rezoning proceedings, or which challenges or impairs Seller's ability to execute or perform its obligations under this Agreement;

(iii) Environmental. To the best of Seller's knowledge, there has been no "release" of a Hazardous Substance on or from the Property, or any part thereof, in violation of Environmental Laws, by Seller, any partner in Seller, any Affiliate of Seller, any lessee, licensee or other party acting at the direction or with the consent of Seller or any Affiliate of Seller, nor, to the best of Seller's knowledge, has there been any release of a Hazardous Substance on or from the Property or in the vicinity of the Property, in violation of Environmental Laws. Seller has not received written notification that it is a potentially responsible party under Section 107 of the Comprehensive Environmental Response, Compensation and Liability act of 1980 ("CERCLA") as a result of the acts or omissions on or in any manner affecting the Property. Seller has not received written notification from any state or local government under any similar provisions of state or local law. For purposes of this

Agreement, the term "Hazardous Substance" shall mean any substance identified in Section 101(14) of CERCLA, petroleum (including crude oil or any fraction thereof), polychlorinated biphenyls or asbestos, and the term "release" shall have the meaning given to such term in Section 101(22) of CERCLA. The term "Environmental Laws" shall include, without limitation, the Clean Air Act; the Clean Water Act and the Water Quality Act of 1987; the Federal Insecticide, Fungicide, and Rodenticide Act; the Marine Protection, Research, and Sanctuaries Act; the National Environmental Policy Act; the Noise Control Act; the Occupational Safety and Health Act; the Resource Conservation and Recovery Act, as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act; CERCLA, as amended by the Superfund Amendments and Reauthorization Act, and the Emergency Planning and Community Right-to-Know Act; the Toxic Substance Control Act; and the Atomic Energy Act, all as may have been amended as of the date of this Agreement, together with their implementing regulations and guidelines as of the date of this Agreement. The term "Environmental Laws" shall also include all state, regional, county, municipal and other local laws, regulations and ordinances that are equivalent or similar to the federal laws recited above, or that purport to regulate Hazardous Materials. The term "Affiliate of Seller" shall mean any person or other entity which, prior to the closing, directly or indirectly controlled, was controlled by, or was under common control with, Seller;

(iv) Withholding Obligation. To the best of Seller's knowledge, Seller's sale of the Property is not subject to any federal, state or local withholding obligation of Buyer under the tax laws applicable to Seller or the Property;

(v) Bankruptcy. Seller is solvent and has not made a general assignment for the benefit of creditors nor been adjudicated a bankrupt or insolvent, nor has a receiver, liquidator or trustee for any of Seller's properties been appointed or a petition filed by or against Seller for bankruptcy, reorganization or arrangement pursuant to the Federal Bankruptcy Act or any similar federal or state statute, or any proceeding instituted for the dissolution or liquidation of Seller;

(vi) No Condemnation or Public Improvement. Seller has not received any written notice of, nor to the best of Seller's knowledge is there currently existing, any pending or contemplated condemnation, eminent domain or similar proceeding, nor any public improvement that may result in a special assessment, with respect to all or any portion of the Property;

(vii) No Rights In Others. No person or other entity has any right or option to acquire, lease or occupy all or a portion of the Property;

(viii) Litigation. There is no material action, suit or proceeding pending or, to the best of Seller's knowledge, threatened against or affecting the Property, or arising out of the ownership, management or operation of the Property, this Agreement or the transactions contemplated hereby; and

(ix) Property "As Is". Other than as expressly set forth herein, Buyer acknowledges and agrees that Buyer is acquiring the Property in its "AS IS" condition, WITH ALL FAULTS, IF ANY, AND WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED. Other than as expressly set forth herein, neither Seller nor any agents, representatives or employees of Seller have made any representations or warranties, direct or indirect, oral or written, express or implied, to Buyer or any agents, representatives or employees of Buyer with respect to the condition of the Property, its fitness for any particular purpose, or its compliance with any laws. Buyer acknowledges that the Feasibility Study Period will have afforded Buyer the opportunity to make such inspections (or have such inspections made by consultants) as it desires of the Property and all factors relevant to its use, including, without limitation, the conditions of soils and subsurface.

The representations and warranties set forth in this paragraph are made as of the date of this Agreement and are remade as of the Closing Date, and shall not be deemed to be merged into or waived by the instruments of closing, but shall survive the closing. Each party agrees to defend and indemnify the other against any claim, liability, damage or expense asserted against or suffered by such other party arising out of the respective breach or inaccuracy of any such representation of warranty.

13. Default.

(a) If the sale and purchase of the Property is not closed because of default of the Buyer, and if Seller is not in default under this Agreement, at the option of Seller, the Deposit, together with all interest accrued thereon, shall be delivered to the Seller, and this shall be Seller's sole remedies for Buyer's default hereunder (except for Buyer's obligations under the Inspection Indemnity described in ¶ 21 below), it being understood and agreed that Seller's damages in the event of Buyer's default cannot be ascertained with reasonable certainty at this time. Buyer will deliver to Seller Buyer's affidavit that all expenses incurred in connection with its investigation of the Property, including without limitation, surveyors' and engineers' fees, have been paid in full. Buyer will indemnify, defend and hold Seller harmless from any claims or liens filed against Seller or the Property in connection with such expenses.

(b) If the sale and purchase of the Property is not closed because of default of the Seller, and if Buyer is not in default under this Agreement, at the option of Buyer, the Deposit, together with all interest accrued thereon, shall be returned to the Buyer upon demand, or Buyer may seek to enforce specific performance of the Seller's obligations hereunder, together with actual out-of-pocket expenses arising out of Seller's default, and these shall be Buyer's sole remedies for Seller's default hereunder.

14. **Escrow Agent**. In the event of doubt as to its duties or liabilities under this provision of this Agreement, Escrow Agent may, in its sole discretion, continue to hold the Deposit until the Deposit until the parties mutually agree to the disbursement thereof, or until a judgment of a court of competent jurisdiction shall determine the rights of the parties thereto, or it may deposit all the monies then held pursuant to this Agreement with a court of appropriate jurisdiction in Columbia, Missouri, and upon notifying all parties concerned by such action, all liability on the part of the Escrow Agent shall fully terminate except to the extent of accounting for any monies theretofore delivered out of the escrow. In the event of any suit between Buyer and Seller wherein Escrow Agent is made a party by virtue of acting as such Escrow Agent hereunder, or in the event of any suit wherein Escrow Agent interpleads the subject matter of this escrow, Escrow Agent shall be entitled to recover reasonable attorneys' fees and costs incurred, said fees and costs to be charged and assessed as court costs in favor of the prevailing party. All parties agree that Escrow Agent shall not be liable to any party or person whomsoever for misdeliver to Buyer or Seller of monies subject to this escrow, unless such misdeliver shall be due to willful breach of this Agreement or gross negligence on the part of Escrow Agent. ~~Seller acknowledges that Escrow Agent is the attorney for Buyer, and Seller agrees that Escrow Agent shall not be disqualified from representing Buyer in any action arising out of or relating to this Agreement by virtue of Escrow Agent having acted as escrow agent hereunder.~~

15. *Notices*. Any notice required or permitted to be given by the terms of this Agreement or under any applicable law by either party shall be in writing and shall be either hand delivered or sent by certified or registered mail, postage prepaid, return receipt requested. Such written notice shall be addressed as follows:

As to Buyer:

Campus Development Group
Attn: DAVID H. FORT
4422 S.W. 85th Way
Gainesville, Florida 32608
Telephone: 352/380-9600
Fax: 352/380-9988

With copies to:
Andrew M. O'Malley, Esquire
Carey, O'Malley, Whitaker & Manson, P.A.
712 South Oregon Avenue
Tampa, Florida 33606
Telephone:# 813-250-0577
Fax #: 813-250-9898

As to Seller:

Bassett Construction Company, Inc.

D.H.F.

Attn: Bob Bassett
1801 Quarry Park Drive
Columbia, Missouri 65201
Telephone: #573/875-8188
Fax #: 573/875-8189

With copies to:
David Davis
3809 South Providence Road
Columbia, Missouri 65203
Telephone:#573/876-7788
Fax #: 573/876-7787

As to Escrow Agent:
Guaranty Land Title Company
607 East Ash
Columbia, Missouri 65201
Telephone:#573/449-5263
Fax #: 573/449-3311

Any party may, by subsequent written notice, designate a different address or party for receiving notice. Notice shall be deemed to have been given when hand delivered two (2) days after being deposited in the U.S. certified mail, properly addressed and with the full first class postage affixed.

16. Attorneys' Fees. In the event it becomes necessary for either party to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled, in addition to such damages or other relief as may be granted, to recover reasonable attorneys' fees and costs, such attorneys' fees to include those incurred on any appeal, bankruptcy proceeding or post judgment collection proceeding.

17. Condemnation. Should any governmental entity having the power of condemnation initiate eminent domain proceedings prior to the time of closing hereunder to condemn any portion of or any interest in the Property, Buyer, at its sole option, may elect to:

(a) Terminate Buyer's obligation to purchase the Property by giving written notice to Seller within ten (10) days after notification and receive back the Deposit, together with all interest accrued thereon; or

(b) Complete the purchase of the Property in accordance with the terms of this Agreement without diminution of the Purchase Price or change of the terms hereof, in which event at Closing Seller shall assign to Buyer all sums to be awarded or to be awarded in connection with said condemnation; Seller shall not negotiate a settlement of any pending or threatened eminent domain proceeding without the prior written consent of the Buyer.

18. __Further Assurances__. From and after the closing date, each party, upon demand, will execute and deliver any and all written further assurances that are necessary to evidence, complete, perfect, or any combination thereof, the transactions contemplated by this Agreement, so long as no further assurance operates to impose any new or additional liability upon any party. Seller shall cooperate with Buyer, and execute such consents and approvals as may be necessary, in Buyer's efforts to obtain such permitting, approvals, variances, waivers and zoning reclassification as Buyer may deem reasonably necessary for Buyer's Intended Use of the Property. The parties will so perform all other acts that are necessary for any such purpose, so long as no new or additional liabilities are incurred that are not contemplated by this Agreement.

19. __Effective Date__. The "Effective Date" as used herein shall be the date on which the last of the Buyer and the Seller signs this Agreement. If this Agreement is not executed by Buyer and Seller on or before November __25__, 2002, this offer shall be null and void.

20. __Miscellaneous__. This Agreement may be modified only by an instrument in writing signed by both parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns. The waiver of any breach of any term or condition hereof shall not be deemed a waiver of any other or subsequent breach, whether of like or of different nature. The captions and paragraph headings contained herein are not part of this Agreement, are only for the convenience of the parties and do not modify, amplify or give full notice of any of the terms, covenants and conditions of any articles, paragraph, clause or provisions of this Agreement. This Agreement shall be interpreted and construed in accordance with the laws of the State of Florida. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the remainder of this Agreement. Whenever used herein, the singular form shall include the plural and vice versa, and the use of any gender shall include all genders, as appropriate.

21. __Inspection Indemnity__. Notwithstanding anything contained in this Agreement, Buyer shall (i) promptly pay or cause to be removed any liens filed against the Property as a result of any actions taken by or on behalf of Buyer; (ii) promptly repair and restore the Property to substantially the same condition existing immediately prior to the conduct of Buyer's entry thereon; and (iii) shall indemnify, defend and hold Seller harmless from and against all claims, damages or losses incurred to the Property or anyone on the Property as a result of the actions taken by Buyer, any of its agents, representatives or contractors, or any person performing the feasibility activity or other activities on Buyer's behalf (the foregoing duties are collectively referred to as the "Inspection Indemnity"). The terms of this Inspection Indemnity shall survive any termination of this Agreement.

22. __Entire Agreement__. This Agreement and the exhibits attached hereto contain the entire Agreement between the parties. There are no promises, agreements, conditions, undertakings, warranties or representations, oral, written, express or implied between the parties other than as herein set forth.



23. **Brokerage**. Buyer and Seller each represent and warrant to the other that, with the exception of ReMax Boone Realty, whose commission will be paid by Seller pursuant to separate agreement, neither has had any dealings with any person, firm, broker or finder in connection with the negotiations of this Agreement and/or the consummation of the purchase and sale contemplated hereby and no broker or other person, firm or entity is entitled to any commission or finder's fee in connection with this transaction. Buyer and Seller do each hereby indemnify, defend, protect and hold the other harmless from and against any costs, expenses or liabilities for compensation, commission or charge which may be claimed by any broker, finder or other similar party by reason of any actions of the indemnifying party. On the Closing Date, Buyer will pay ReMax Boone Realty an additional commission equal to three percent (3%) of the Purchase Price, and ReMax Boone Realty will pay a referral fee equal to three percent (3%) of the Purchase Price to Campus Development Group, Inc., a Florida licensed real estate broker.

24. **Assignment**. Buyer may not assign or transfer any of its rights under this Agreement without Seller's prior written consent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, Buyer may assign its rights under this Agreement to an entity in which the controlling interest is owned by the principals of the Buyer.

25. **Time is of the Essence**. Time is of the essence with respect to this Agreement.

26. **Construction**. The parties acknowledge that the parties and their counsel have participated in the drafting of this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers on the date(s) set forth below.

Witnesses:

SELLER:

BASSETT CONSTRUCTION COMPANY, INC.

By: [signature]

Its: President

Dated November 15th 2002

BUYER:

CAMPUS DEVELOPMENT ACQUISITIONS, INC.

warranties or representations, oral, written, express or implied between the parties other than as herein set forth.

23. **Brokerage**. Buyer and Seller each represent and warrant to the other that, with the exception of ReMax Boone Realty, whose commission will be paid by Seller pursuant to separate agreement, neither has had any dealings with any person, firm, broker or finder in connection with the negotiations of this Agreement and/or the consummation of the purchase and sale contemplated hereby and no broker or other person, firm or entity is entitled to any commission or finder's fee in connection with this transaction. Buyer and Seller do each hereby indemnify, defend, protect and hold the other harmless from and against any costs, expenses or liabilities for compensation, commission or charge which may be claimed by any broker, finder or other similar party by reason of any actions of the indemnifying party. On the Closing Date, Buyer will pay ReMax Boone Realty an additional commission equal to three percent (3%) of the Purchase Price, and ReMax Boone Realty will pay a referral fee equal to three percent (3%) of the Purchase Price to Campus Development Group, Inc., a Florida licensed real estate broker.

24. **Assignment**. Buyer may not assign or transfer any of its rights under this Agreement without Seller's prior written consent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, Buyer may assign its rights under this Agreement to an entity in which the controlling interest is owned by the principals of the Buyer.

25. **Time is of the Essence**. Time is of the essence with respect to this Agreement.

26. **Construction**. The parties acknowledge that the parties and their counsel have participated in the drafting of this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers on the date(s) set forth below.

Witnesses:

SELLER:

BASSETT CONSTRUCTION COMPANY, INC.

By: Robert E. Bassett

Its: President

Dated: November 15, 2002

By: David H. Ford

Its: President

Dated: November 19th, 2002

arrah\1110102.wpd

ACKNOWLEDGEMENT AND AGREEMENT OF ESCROW AGENT

The undersigned Escrow Agent agrees to accept, hold, invest and disburse the Deposit pursuant to the terms and conditions of the foregoing Agreement for Sale and Purchase.

GUARANTY LAND TITLE COMPANY

By:______________________________

Name:__________________________

Title:___________________________

orealt\11130102.wpd

EXHIBIT A

November 15, 2002
Bassett Tract
Project No. 011290

Description For Contract Purposes:

A tract of land located in the northeast quarter of Section 30, Township 48 North, Range 12 West in Columbia, Boone County, Missouri and being further described as follows:

All of Tracts 1, 2, 3, and 4 of Boone County Survey No. 7768, as described by the Warranty Deed recorded in Book 516 at Page 640, and all of Tracts 5 and 6 of said Boone County Survey No. 7768, as described by the Warranty Deed recorded in Book 801 at Page 417 of said county records, said tracts containing 23.6 acres more or less.

Excepting there from a tract of land containing 0.501 acres and being described by the Warranty Deed recorded in Book 1584 at Page 453 of the Boone County records.

AMENDMENT TO CONTRACT

This Amendment is to that particular Contract by and Between **SELLER**, Bassett Construction Company, Inc a Missouri Corporation and **BUYER**, Campus Development Acquisitions, Inc a Florida Corporation, said Contract finalized on November 19, 2002 for land consisting of approximately 23.1 acres, located on Old Highway 63 S. Columbia, Missouri, in the county of Boone.

1031 TAX EXCHANGE: The parties acknowledge that the **SELLER** desires to exchange for other real property of like kind within the meaning of Section 1031 of the Internal Revenue Code using the Starker Exchange Procedures. **BUYER(S)** agree to cooperate with **SELLER** and his third-party facilitator in connection with said Section 1031 Exchange Procedures, but **BUYER(S)** shall not be obligated to incur any liability or expense in connection with said Section 1031 Exchange Procedures.

BUYER ______________________ Date 1/6/03

SELLER ______________________ Date 12-12-02

BUYER:

CAMPUS DEVELOPMENT ACQUISITIONS, INC.

By: David H. Hart

Its: President

Dated: ~~November~~ Jan 6, 2007 3

orcal\11110102A.wpd

SECOND AMENDMENT TO
AGREEMENT FOR SALE AND PURCHASE

This is a Second Amendment to Agreement for Sale and Purchase ("Second Amendment") between BASSETT CONSTRUCTION COMPANY, a Missouri corporation ("Seller") and CAMPUS DEVELOPMENT ACQUISITIONS, INC., a Florida corporation ("Buyer").

Background

A. Seller and Buyer are parties to a certain Agreement for Sale and Purchase with an effective date of November 19, 2002, as amended by First Amendment to Agreement for Sale and Purchase with an effective date of February ___, 2003 (collectively the "Agreement").

B. The parties wish to amend certain provisions of the Agreement.

Terms

In consideration of the sum of Ten and No/100 Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. The foregoing background recitals are true and correct.

2. Paragraph 3 of the Agreement is amended to provide for an additional Deposit of Thirty Thousand and No/100 Dollars ($30,000.00), to be paid to Escrow Agent concurrently with the execution and delivery of this Second Amendment by both parties and applied as provided in said ¶ 3.

3. Paragraph 6 of the Agreement is amended to provide that the Closing Date shall be October 6, 2003.

4. Buyer acknowledges that all contingencies to Buyer's performance under the Agreement have been satisfied and that if Buyer fails to close on the Closing Date, and Seller is ready, willing and able to close on the Closing Date, the entire Deposit shall be paid to Seller pursuant to ¶ 13(a) of the Agreement.

5. Concurrently with the execution and delivery of this Second Amendment by both parties, Buyer shall pay to Seller the sum of Twenty-five Thousand One Hundred Twenty and No/100 Dollars ($25, 120.00), as consideration for Seller's consent to the extension of the Closing Date, which sum shall not be applied to the Purchase Price.

6. Concurrently with the execution and delivery of this Second Amendment by both parties, Buyer and Seller shall instruct the Escrow Agent to release to Seller the sum of Five Thousand and No/100 Dollars ($5,000.00) from the Deposit, which sum is consideration to Seller for

the previous extension of the Closing Date (as described in ¶ 6 of the Agreement) and shall not be applied to the Purchase Price.

7. Capitalized terms used in this Second Amendment will have the meaning ascribed to them in the Agreement.

8. Except as expressly amended by this Second Amendment, the terms of the Agreement remain unchanged and in full force and effect.

9. A facsimile copy of this Second Amendment and any signatures thereon shall be considered for all purposes as an original.

BASSETT CONSTRUCTION COMPANY	CAMPUS DEVELOPMENT ACQUISITIONS, INC.
By: Robert E. Bassett	By: David H. Tort
Its: President	Its: President
Date: 7-3-03	Date: 6/30/03

omisc\06300103

Exhibit 6.2

Recorded In Boone County, Missouri
Date and Time: 10/14/2003 at 02:23:15 PM
Instrument #: 2003042788 Book:02370 Page:0145
Grantor: BASSETT CONSTRUCTION COMPANY INC
Grantee: FORT, DAVID

Instrument Type: WD
Recording Fee: $27.00
No. of Pages: 2
Bettie Johnson, Recorder of Deeds

CORPORATION GENERAL WARRANTY DEED

THIS INDENTURE, Made and entered into this 10th day of October, 2003, by and between **BASSETT CONSTRUCTION COMPANY, INC.**,, a Missouri Corporation, Grantor(s), and **DAVID FORT and CLAUDIA FORT,** husband and wife, Grantee(s), whose mailing address is: 4422 S.W. 85th Way Gainesville, Florida 32608

WITNESSETH, that the said Grantor(s), for and in consideration of the sum of Ten Dollars and other valuable considerations paid by the said Grantee(s), the receipt and sufficiency of which is hereby acknowledged, and by virtue of and in pursuance of a resolution of the Board of Directors of said corporation, does by these presents **GRANT, BARGAIN, AND SELL, CONVEY AND CONFIRM** unto the said Grantee(s) the following described real property, situated in the County of Boone, and State of Missouri, to wit:

All of Tracts One (1), Two (2), Three (3), Four (4), Five (5) and Six (6) of BASSETT FARMS PLAT ONE (1), as described by the plat thereof recorded at Plat Book 37, Page 7, Boone County, Missouri Records.

SAVE AND EXCEPT THEREFROM a tract of land located in the Northeast Quarter (NE 1/4) of the Northeast Quarter (NE 1/4) of Section Thirty (30), Township Forty-eight (48) North, Range Twelve (12) West in Columbia, Boone County, Missouri and being more particularly described as follows:

Starting at the Northeast Corner of said Section Thirty (3), thence with the North line of said section, North 89 degrees 28 minutes 45 seconds West 484.30 feet to the point of beginning; thence South 00 degrees 31 minutes 15 seconds West, 60.00 feet; thence North 89 degrees 28 minutes 45 seconds West, 364.00 feet; thence North 00 degrees 31 minutes 15 seconds East, 60.00 feet to the section line; thence with said Section line South 89 degrees 28 minutes 45 seconds East, 364.00 feet to the point of beginning.

Subject to all easements and restrictions of record.

TO HAVE AND TO HOLD THE SAME, together with all rights, immunities, privileges and appurtenances to the same belonging, unto the said Grantee(s) forever, the said Grantor(s) covenanting that said party or parties and the heirs, executors, administrators and assigns of such party or parties shall and will **WARRANT AND DEFEND** the title to the premises unto the said Grantee(s), and to the heirs and assigns of such party or parties forever, against the lawful claims of all persons whomsoever, excepting, however, the general taxes for the calendar year 2003 and thereafter, and special taxes becoming a lien after the date of this deed.

IN WITNESS WHEREOF, the said Grantor has hereunto set its hand and corporate seal the day and year first above written.

BASSETT CONSTRUCTION COMPANY, INC., a Missouri Corporation

BY: [signature]
Robert Bassett

CORPORATE SEAL

STATE OF MISSOURI)
) ss.
COUNTY OF Boone)

On this 10th day of October, 2003, before me personally appeared Bob Bassett, to me personally known, who, being by me duly sworn (or affirmed) did say that he is the President of Bassett Construction Company, Inc., a Missouri Corporation, and that the seal affixed to the foregoing instrument is the corporate seal of said corporation, and that the said instrument was signed and sealed on behalf of said corporation by authority of its Board of Directors, and the said Bob Bassett acknowledged said instrument to be the free act and deed of said corporation.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal at my office in Columbia, Missouri, the day and year first above written.

ERIC S. BLUME
Camden County
My Commission Expires
January 17, 2006

[signature]
Notary Public
Eric S. Blume

My term expires: January 17, 2006

BUYER(S)/BORROWER(S) CLOSING STATEMENT

Prepared by
GUARANTY LAND TITLE INSURANCE, INC
607 E. ASH STREET
COLUMBIA, MISSOURI 65201
(573)449-5263

SELLER(S): .... **BASSETT CONSTRUCTION COMPANY, INC.**

PURCHASER(S): ...... **DAVID FORT and CLAUDIA FORT**

PROPERTY: .... **Columbia, MO**
30-48N-12W TRACTS 1,2,3,4,5 & 6, Boone County, MO

FILE #: .... **C0211370** **SETTLEMENT DATE: 10/06/03** **PRORATION DATE: 10/06/03**

		CHARGES	CREDITS
Sales Price:		1,675,000.00	
Deposit:			55,000.00
County taxes 01/01 - 10/06:			486.35
Settlement Fee:	GUARANTY LAND TITLE INSURANCE, INC.	250.00	
COMMISSION PAID BY BUYER:	RE/MAX Boone Realty	50,250.00	
COURIER FEE:	GUARANTY LAND TITLE INSURANCE, INC.	30.00	
ADDITIONAL EARNEST MONEY DEPOSIT:			40,000.00
Record Deed:	GUARANTY LAND TITLE - RECORDING	30.00	
CASH DUE FROM PURCHASERS:			1,630,073.65
TOTALS:		1,725,560.00	1,725,560.00

DAVID FORT

CLAUDIA FORT

GUARANTY LAND TITLE INSURANCE, INC. REAL ESTATE BROKER

By:______________________ By:______________________

Real Estate Broker is shown on a contract for the sale of real estate between Seller(s) and Purchaser(s) listed above.
Guaranty Land Title Insurance, Inc. is the settlement agent for the transaction listed above.
IT IS UNDERSTOOD BY ALL PARTIES THAT THE TAX PRORATION IS BASED UPON THE MOST CURRENT AVAILABLE TAX BILL.
IN THE EVENT A RE-PRORATION OF THE TAXES IS NECESSARY WHEN THE TAX BILLS FOR THE CURRENT YEAR ARE PREPARED, THE SELLER(S) AND PURCHASER(S) AGREE TO HANDLE SAID RE-PRORATION BETWEEN THEMSELVES.
FRANCHISE DISCLOSURE: The BROKER(S) is solely responsible for its debts and liabilities although being an independent franchise.
The franchiser(s) is not responsible for the acts of the Broker(s).

BUYER(S)/BORROWER(S) CLOSING STATEMENT

Prepared by
GUARANTY LAND TITLE INSURANCE, INC
607 E. ASH STREET
COLUMBIA, MISSOURI 65201
(573)449-5263

ER(S): .... BASSETT CONSTRUCTION COMPANY, INC.

URCHASER(S): ...... DAVID FORT and CLAUDIA FORT

OPERTY: .... Columbia, MO
30-48N-12W TRACTS 1,2,3,4,5 & 6, Boone County, MO

E #: .... C0211370 **SETTLEMENT DATE: 10/06/03** **PRORATION DATE: 10/06/03**

		CHARGES	CREDITS
es Price:		1,675,000.00	
osit:			55,000.00
County taxes 01/01 - 10/06:			486.35
Settlement Fee:	GUARANTY LAND TITLE INSURANCE, INC.	250.00	
MMISSION PAID BY BUYER:	RE/MAX Boone Realty	50,250.00	
URIER FEE:	GUARANTY LAND TITLE INSURANCE, INC.	30.00	
ADDITIONAL EARNEST MONEY DEPOSIT:			40,000.00
Record Deed:	GUARANTY LAND TITLE - RECORDING	30.00	
SH DUE FROM PURCHASERS:			1,630,073.65
TOTALS:		1,725,560.00	1,725,560.00

DAVID FORT

CLAUDIA FORT

GUARANTY LAND TITLE INSURANCE, INC. REAL ESTATE BROKER

By:____________________________

Real Estate Broker is shown on a contract for the sale of real estate between Seller(s) and Purchaser(s) listed above.
aranty Land Title Insurance, Inc. is the settlement agent for the transaction listed above.
IS UNDERSTOOD BY ALL PARTIES THAT THE TAX PRORATION IS BASED UPON THE MOST CURRENT AVAILABLE TAX BILL.
THE EVENT A RE-PRORATION OF THE TAXES IS NECESSARY WHEN THE TAX BILLS FOR THE CURRENT YEAR ARE PREPARED, THE SELLER(S) AND PURCHASER(S) AGREE TO HANDLE SAID RE-PRORATION BETWEEN THEMSELVES.
ANCHISE DISCLOSURE: The BROKER(S) is solely responsible for its debts and liabilities although being an independent franchise.
e franchiser(s) is not responsible for the acts of the Broker(s).

MANAGEMENT AGREEMENT

This Management Agreement ("Agreement") is made this ______day of ____________ 20___, among **Campus Lodge of Columbia LLC, d/b/a Campus Lodge Apartments of Columbia** , ("Owner"), a Florida limited liability company, and **Suite USA, Inc.**, ("Agent"), a Florida corporation, under the terms and conditions set forth herein.

I. GENERAL

A. **Defined Terms**. Unless otherwise expressly defined in this Agreement, all capitalized terms used in this Agreement have the respective meanings ascribed to them in the Agreement of Limited Partnership for Campus Lodge of ___________, LTD., dated as of the ____ day of ___________20___, and the definitions of those terms in the Agreement of Limited Partnership for Campus Lodge of _______________, LTD are incorporated by reference in this Agreement. All exhibits referred to in this Agreement are an integral part of it and are incorporated by reference in it.

B. **Appointment and Acceptance**. Subject to the terms and conditions set forth in this Agreement, Owner appoints Agent as the agent for the management of the Property described below:

Property Name: CAMPUS LODGE OF __________________
Location: ______________________
____

No. of Dwelling Units / Bedrooms: ______Units /______Bedrooms

Agent accepts the foregoing appointment, subject to terms and conditions set forth in this Agreement.

C. **Basic Information**. Owner shall provide Agent access to a full set of "as built" plans and specifications and copies of all guarantees and warranties relevant to construction, fixtures, and equipment for the Property. These documents and any other pertinent documents shall be housed and retained at the Property. These documents and any other proprietary documents or information are to remain at the Property and are not to be removed from the Property unless authorized by Owner. These documents and any other proprietary documents or information are the property of Owner.

D. **Compliance with Laws and Governmental Orders**. Agent promptly shall comply with and abide by all present and future laws and all present and future requirements of insurance companies covering any of the risks against which the Property is insured. Agent shall (1) procure and maintain all licenses, certificates, and operating permits that are necessary or appropriate for the occupancy and operation of the Property, and (2) procure and maintain, and cause all of Agent's employees and independent contractors to procure and maintain, all permits, licenses, and certificates that are necessary or appropriate for Agent or those employees or independent contractors to perform the services required by this Agreement (the "Services").

Agent shall take such action as maybe necessary to comply with all governmental requirements affecting the Property, whether imposed by Federal, State, County or municipal authority. Agent shall take no action so long as Owner is contesting or has affirmed its intention to contest, any such governmental order or requirement. Agent shall notify Owner in writing of all notices of such orders or other requirements, within seventy-two (72) hours from the time of their receipt.

E. **Nondiscrimination.** In the performance of its obligations under this Agreement, Agent shall comply with the provisions of all Federal, State and local laws prohibiting discrimination in housing on the grounds of race, color, religion, sex, age, marital status, familial status, national origin or disability (applicant must have the capacity to execute and legally contract), including Title VI of the Civil Rights Act of 1964 (Public Law 88-352, 78 Statute 241), Title VIII of the Civil Rights Act of 1968, Executive Order 11246 and the Equal Credit Opportunity Act of 1974.

F. **Fidelity Bond.** Agent shall secure and maintain throughout the term of this Agreement, fidelity bond coverage on all of its employees in an amount equal to one month's gross rental income (based on 95% occupancy) and shall indemnify Owner against misapplication of Property funds. Agent shall deliver evidence satisfactory to Owner that all employees are bonded and that Agent is insured by underwriters in amounts and forms, including without limitation, workers compensation, general liability and automobile liability, satisfactory to Owner and will remain bonded and insured during the period of this Agreement is in force. Such bond and insurance shall provide for not less than 30 (30) days written notice to Owner prior to expiration, termination or modification. Agent shall notify Owner immediately, in writing, if it fails to be bonded or insured for any reason.

G. **Authorized Representatives.** Each party to this Agreement appoints the persons listed on Exhibit "A" as its Authorized Representatives. Either party may change its Authorized Representatives at any time by advance written notice to the other parties. Each party's Authorized Representatives shall have express authority to act on behalf of the party with respect to all aspects of this Agreement.

H. **Bids Discounts, Rebates, Etc.** With prior approval of Owner, Agent shall obtain contracts, materials, supplies, utilities and services on the most advantageous terms to Owner and the Property and is authorized and required to solicit bids, either formal or informal, for those items that can be obtained from more than one source. The Agent shall secure for the credit of the Owner all credits, refunds, discounts, concessions, rebates or commissions obtainable with respect to purchase, service contracts, and all other transactions on the Owner's behalf.

I. **Sub-Contractors.** Subject to Owner's advance approval, Agent may elect to sub-contract with another person or firm, certain administrative or management services which are part of the Agreement. Any sub-contractor is subject to the same conditions of this Agreement and any such agreement would be subject to the approval of Owner. Agent shall hire only qualified, reputable, properly licensed, and properly insured contractors to work at the Property. All sub-contractors performing work at the Property for Agent or Owner shall be required to furnish all insurance policies required by law and insurance policies for general liability and property damage in an amount required by Owner, as are adequate in connection with its presence and the performance of its duties at the Property to protect Owner against liability for any of the subcontractors' acts or omissions.

II. MANAGEMENT PLAN (Policies and Procedures Manual)

A. The Management Plan for the Property provides a comprehensive and detailed description of the policies and procedures to be followed in the management of the Property. Agent shall operate and maintain the Property in accordance with the Management Plan. The Management Plan is the property of Suite USA Inc. and can be viewed in the office of Suite USA Inc.

III. AGENTS' OTHER OBLIGATIONS

A. **Generally**. Agent shall operate and maintain the Property as a high quality, first-class property in an efficient, economical, and business-like manner consistent with the goal of maximizing both the value of the Property and Owner's profits from the Property. During the term and subject to the provisions of this Agreement, Agent shall perform certain of Owner's obligations with respect to the Property, including: (1) compliance with and performance of all Owner's obligations as landlord under all the present and future leases for any part of the Property (the "Leases"), as a party to, or subject to all present and future covenants, mortgages, conditions, easements, restrictions, and agreements affecting the property (collectively, the "Property Documents"), and as a party to any and all trade and service contracts affecting the Property; (2) ensuring compliance with the covenants and obligations of all tenants under all of the Leases, other parties to, or subject to, the Property Documents, and trade and service providers under contracts affecting the Property; and (3) subject to the other terms of this Agreement, enforcing all of Owner's rights and remedies in respect of the foregoing.

B. **Annual Budget**. Agent shall prepare and submit, by November 15 of each year (or any other date as Owner may set from time to time), a capital and operating budget for the next calendar year of operation of the Property in a format required by Owner. Agent shall use its best efforts to cooperate with Owner to have the annual capital and operating budget approved in writing by Owner by December 15 of each year (any such budget, if and when approved by Owner, an "Approved Budget").

C. **Marketing**. Agent shall market the rental units in accordance with a marketing plan mutually agreed upon by Agent and Owner.

D. **Leasing.** Agent shall use its best efforts to keep the Property fully leased to qualified tenants at the rates set forth in the Approved Budget. Agent shall handle all lease-related inquiries regarding the Property, shall show the Property to prospective tenants, shall take and process all applications for rentals (if an application is rejected, Agent shall inform the applicant in writing of the reason for rejection; if rejection is because of information obtained from a credit-reporting agency, the source of the report must be revealed to the applicant according to the Fair Credit Reporting Act), and shall prepare all rental lease and agreements and such other documents provided in the Management Plan that are part of the leasing process and shall execute the same in its name, identified thereon as Landlord / Owner or agent thereof.

E. **Software.** Agent shall use recognized computer management software in its administration of the Property. The computer management software is subject to the approval of Owner. Should Owner decide to use a computer management software that is different than the software currently used by Agent, Owner agrees to provide in its discretion, the reasonable initial education and training in order to train specific personnel on its use.

F. **Reporting**. Agent shall furnish information (including occupancy reports) as requested by Owner, the Property mortgagee and other designated parties (parties shall be designated by Owner) with respect to the Property's financial, physical or operational condition. Agent shall prepare and submit reports in a form(s) approved by Owner, at the times mutually agreed to by Owner and Agent and shall submit to Owner annual audited financial statements for the Property on or before March 1 of each year for the preceding calendar year.

Agent shall prepare and submit any additional forms and data required by the Owner, the mortgagee for the Property, and any other designated parties regarding the property, operation or maintenance. Agent shall secure the services of an accounting firm, subject to the approval of Owner, to provide the annual audit of the Property records.

G. When requested by Owner, Agent shall provide all certifications requested by Owner. Agent shall demand and collect when due, all rents, charges, fees and other amounts receivable on Owner's account in accordance with the management and operation of the Property. Such receipts shall be deposited immediately in the Property's Operating Account with ________________ whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC), an agency of the Federal government. This account shall be carried in Owner's name as follows:

Campus Lodge Apartments of ____________ – Operating Account

Agent shall not collect any rent, charges, or revenues more than one month in advance of when those amounts are due and payable under any Lease (except to the extent any advance rental is paid by the tenant and segregated by Agent as a security deposit in accordance with this Agreement).

Agent shall collect, deposit and disburse security deposits, if required, in compliance with all state or local laws governing tenant security deposits. Security deposits shall be deposited by Agent into a separate Security Deposit Account, with ________________________ whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC), an agency of the Federal Government. This account shall be carried in Owner's name as follows:

Campus Lodge Apartments of ____________ - Security Deposit Account

Owner, at its sole discretion, may elect to change the financial institution to accept the aforementioned funds and will provide thirty (30) days written notice to Agent of any such change.

H. Agent shall employ a systematic method to record the business transactions for the Property that appropriately reflects the complexity of the Property's operations. The accounts described in Sections III. G. and IV. A., B., and C. of this Agreement, as a minimum, shall be established.

I. Agent shall ensure full compliance by each tenant with the terms of the Leases. Voluntary compliance shall be emphasized. Involuntary termination of tenancies shall be avoided to the maximum extent consistent with sound management of the Property. Nevertheless, and subject to the relevant procedures prescribed in the Management Plan, Agent may initiate action to terminate any tenancy when, in Agent's judgment, there is material noncompliance with the Lease or, other good cause for such termination.

J. Agent shall maintain and repair the Property in accordance with the Management Plan and local codes, keep it in a first class condition acceptable to Owner at all times, and, among other things, perform all repairs and maintenance that Owner is obligated to make under the Leases. This shall include, but is not limited to, cleaning, painting, decorating, plumbing, carpentry, pool and grounds care, energy conservation measures and practices, and such other maintenance and repair work as may be necessary, subject to any limitations imposed by Owner in addition to those contained herein. Incident thereto, and in order to reduce operation costs, the following provisions shall apply.

(1) Special attention shall be given to preventive maintenance and general repairs. To the greatest extent feasible, the services of regular maintenance employees shall be used.

(2) Subject to Owner's prior written approval, Agent shall contract with qualified independent contractors for the maintenance and repair of the air-conditioning systems and for extraordinary repairs beyond the capabilities of regular maintenance employees.

(3) Agent shall systematically receive and promptly investigate all service requests from tenants, take such action as may be reasonably required and keep records of same. Emergency requests shall be received and serviced on a twenty-four (24) hour basis. Emergency requests are to be handled in accordance with the Management Plan.

(4) Agent is authorized to the extent set forth in the Approved Budget to purchase materials, equipment, tools, appliances, supplies and services reasonably necessary for proper maintenance and repair without prior written approval of Owner.

(5) Notwithstanding any of the foregoing provisions, the prior written approval of Owner shall be required for any expenditure that exceeds $2,500 in any one instance for labor, materials, or otherwise in connection with maintenance and repair for the Property. This limitation is not applicable for recurring expenses within the limits of the Approved Budget or emergency repairs involving manifest danger to persons or property, or that are required to avoid suspension of any necessary service to the Property. In the latter event, Agent shall inform Owner of the facts as promptly as possible.

(6) Agent shall advise the Owner of any cost-effective energy conservation measures adaptable to the Property. Agent shall encourage their use and shall assist Owner during any installation of these measures.

(7) Agent shall operate the Property within the Approved Budget.

K. **Utilities and Services**. Subject to the Owner's prior written approval and the Approved Budget, and according to the Management Plan, Agent shall make arrangements for water, electricity, gas, fuel, oil, sewage and trash disposal, pest control, decorating, and telephone services for the Property.

L. **Property Insurance**. Owner shall inform Agent of insurance to be carried with respect to the Property and its operations, and Agent shall cause such insurance to be placed and kept in effect at all times. All insurance shall be placed with companies, on conditions, in amounts and with beneficial interests appearing thereon as shall be acceptable to Owner and the Property mortgagee and shall include public liability coverage, with Agent, Owner, and the Property mortgagee designated as the insured entities, in amounts acceptable to Owner and the Property mortgagee. Agent shall investigate and furnish Owner with full reports on all accidents, claims, and potential claims for damage relating to the Property and shall cooperate with Owner's insurers in connection therewith.

M. **Taxes, Fees and Assessments**. Agent shall pay all taxes, assessments and government fees promptly when due and payable. Together with Owner, Agent shall also evaluate local property taxes to insure they bear a fair relationship to the Property value and assist in the appeal of such taxes when appropriate.

N. **Employees**. Agent shall comply with all provisions of the Management Plan that prescribe the qualifications and duties of the personnel to be regularly employed in the direct management of the Property, including a Proprietor (Manager), Assistant Proprietors (Assistant Managers), Consultants (Leasing Personnel), Site Engineer (Maintenance Supervisor), Assistant Engineer (Maintenance Assistant), bookkeeping, clerical and other employees. All other personnel shall be hired and supervised by the Agent and the Proprietor. Agent shall prepare for execution and filing all forms, reports and returns required by law in connection with unemployment insurance benefits, social security, and other similar requirements now in effect and hereafter imposed, relating to the employment of personnel related to the services. All personnel hired by Agent or Agent's subcontractors shall constitute employees or independent contractors of Agent or the subcontractors and not of the Owner. Agent shall have no authority to enter into any employment contract that purports to be on behalf of Owner or that otherwise obligates Owner in any respect.

O. **Contracts; Authority to Sign**. Agent shall negotiate and enter contracts on behalf of Owner with Owner's prior approval in accordance with this Agreement. Agent shall purchase, or arrange for the purchase of, in an economical and efficient manner all supplies, inventory, and equipment that, in the ordinary course of business, are necessary and appropriate to maintain and operate the Property in a first-class manner.

Agent shall assure that all contracts with subcontractors and suppliers are assignable to Owner upon the expiration or earlier termination of this Agreement. Additionally, Agent shall use its best efforts to obtain favorable subcontracts that include competitive warranties and guaranties of services, materials, and equipment. All contracts with subcontractors and suppliers must provide for an unrestricted right to cancel the contract that can be exercised by either Agent or Owner, without cost, penalty, or payment, upon no more than 60 days' advance notice and must be assignable to a new owner of the Property without the contractor's consent or, if not so assignable, then is terminable immediately by Agent or Owner without cost, penalty, or payment upon a sale or transfer of Owner's interest in the Property.

P. **Assistance with Sale or Financing**. Agent shall cooperate with and assist Owner in all attempts by Owner to sell or mortgage all or any part of the Property. Any cooperation provided by Agent with respect to the sale or financing of the Property shall not give rise to any claim by Agent for a commission or any compensation for those services unless agreed upon by Owner pursuant to a separate written agreement.

Q. **Insurance**. Throughout the term of this Agreement, Agent shall maintain in full force and effect all insurance policies required from time to time by Owner (the "Policies"). Agent's liability under this Agreement is not limited by the presence or lack of its own insurance or any of its contractor's insurance. Each of the Policies shall include a waiver of subrogation rights in favor of Owner, to the extent permitted by applicable law.

R. **Required Notices**. Agent shall notify Owner promptly after, but in no event later than five calendar days after becoming aware or receiving notice, as the case may be, of: (1) any violation or alleged violation of law in any way related to the Property; (2) any material defect in the Property; (3) any emergency (as defined in the Management Plan); (4) any matter pertaining to claims or potential claims under any insurance policy related to the Property, including claims related to injuries, accidents, or casualties occurring on or at the Property; (5) any threatened or pending litigation or condemnation affecting the Property; and (6) any default or alleged default by Agent or Owner under a Lease, a service, supply, or labor contract, a ground lease, a mortgage, a Property Document, or any other agreement affecting the Property.

IV. PROPERTY'S ACCOUNTS

A. **Operating Account**. Agent shall establish and maintain an account to record all Property income and disbursements in accordance with this Agreement (the "Operating Account"). Excess Property cash held in this account may be combined with other property funds described below in temporary (immediate call) interest bearing accounts when separate bookkeeping records are maintained for individual Property accounts. This shall usually be a checking account, which must be maintained in a financial institution insured by the Federal Deposit Insurance Corporation (FDIC), an agency of the Federal government.

1. **Deposits**. Agent shall deposit promptly, but in no event later than two days after receipt, all funds received from the operation of the Property in the Operating Account Account, including all receipts, late fees, fines, or any other ancillary income associated with the operation of the Property. Owner and Agent, upon mutual consent and agreement, may deposit therein other funds which are also to be used for the purposes authorized by this Agreement, including transfers from the Reserve Account.

2. **Disbursements**. Agent shall pay for all operating expenses of the Property out of the Operating Account in accordance with the Proposed Budget and the provisions of this Agreement. The Operating Account shall at all times be subject to the control of Agent and Owner. Agent shall not make any payment from the Operating Account for any expense unless the expense and payment are (a) directly related to the performance of Services on behalf of the Property (b) travel expenses of the Agent to the Property that are related to the

performance of Agent's services to the Property, and (c) either provided for in an Approved Budget or are for an Emergency. Agent is liable for all expenses relating to the Property and incurred by Agent that are not included in the Approved Budget, authorized by Owner, or otherwise authorized under this Agreement. All funds related to the Property, the Operating Account, and the Account shall at all times remain the sole property of Owner.

B. **Security Deposit Account**. Upon receipt, all tenant security deposit funds collected shall be deposited in an account at a Federally insured financial institution, and shall be handled according to any State or local laws governing tenant security deposits. All tenant security deposit funds collected shall be recorded in a bookkeeping account that is separate from the Property's general fund bookkeeping accounts. Funds in the tenant security deposit account shall only be used for authorized purposes as intended and represented by the Management Plan. They shall be held by Agent in trust for the respective tenants until so used. Any amount in the tenant security deposit account which is retained by Agent as a result of Lease violations, shall be transferred to the Operating Account and treated as income of the Property in accordance with applicable laws.

The Security Deposit Escrow Account may be interest bearing or non-interest bearing, depending upon the state in which the Account is located. In no case shall interest earned on security deposits accrue to Agent or Owner. Any interest earned but not returned to the tenants shall accrue to the General Fund/Rental Trust Account for disposition as outlined in the Management Plan and as required by applicable law.

Owner, at its sole discretion, may elect to change the financial institution to accept the aforementioned funds and will provide thirty (30) days written notice to Agent of any such change.

C. **Account Signatures**. Checks or other documents of withdrawal on the bank accounts required by this Agreement shall be signed only by the Authorized Representatives of Agent and Owner who have been authorized in writing by Owner.

D. **Record Inspections**. Owner may conduct a review of all of Agent's books, records, accounts, contracts, correspondence, and other documents relating to the Property at any time and from time to time with advance notice to Agent. Agent shall assist Owner with inspections, as scheduled by Owner. The party requesting the inspection shall pay the cost of each inspection.

V. AGENT'S TENURE AND COMPENSATION

A. **Term of Agreement**. The term of this Agreement begins on ______________ ____, 20___, and ends on the effective date of the dissolution, termination, or complete liquidation of Owner. This Agreement may be terminated at any time during its term, and the obligations of the parties shall cease, upon the occurrence of the following:

(1) This Agreement may be terminated by Owner or Agent as of the end of any calendar month, provided that at least sixty (60) days advance written notice

was given. Owner may terminate Agent for cause (to be determined in Owner's sole discretion) with only thirty (30) days advance written notice.

(2) In the event that a petition in bankruptcy is filed by or against either of Owner and Agent, or in the event that either makes an assignment for the benefit of creditors or takes advantages of any insolvency act, the other party may terminate this Agreement without notice.

(3) Upon a sale, transfer, conveyance, or other disposition of the Property or the condemnation or destruction of all or substantially all of the Property, Agent or Owner may terminate this Agreement upon 10 calendar days' advance written notice.

(4) If either Agent or Owner defaults in the performance of any of its duties or obligations under this Agreement and the default continues for 30 calendar days after written notice from the non-defaulting party to the defaulting party designating the default, the non-defaulting party thereafter may terminate this Agreement upon five calendar days' advance written notice to the defaulting party.

(5) If Agent ceases to comply with the licensing requirements required by this Agreement, Owner may terminate this Agreement immediately upon notice to Agent.

(6) In the event of any fraud, negligence, willful misconduct, criminal misconduct, or misappropriation of property funds, Owner may terminate this Agreement immediately upon notice to Agent.

(7) If Agent fails to perform any of its obligations under section III J. of this Agreement.

Notwithstanding the foregoing, if any event or circumstance beyond the reasonable control of Agent solely and directly causes Agent to fail to perform its obligations under Section III J of this Agreement the parties shall adjust those standards until the effects of the event or circumstance have abated. Upon the effective date of the expiration or termination of this Agreement for any reason, the authority created by this Agreement shall immediately cease and Agent shall have no further right to act as agent for Owner, draw checks on any bank account established with respect to the Property, or otherwise perform or be paid for any Services. Notwithstanding the foregoing, upon written request by Owner, Agent shall continue to perform the Services on the terms and conditions of this Agreement set forth for a period of up to 90 calendar days following termination, and to perform the final accounting upon the expiration of that period, to permit an orderly transition of management and the Services.

Upon the expiration or termination of this Agreement, Agent shall fulfill all reporting and accounting functions required by this Agreement from the period covered by the last report or accounting until the date of termination. On the termination date, Agent also shall immediately: (a) surrender and deliver to Owner possession of the Property and all rents and income, including tenant security deposits, of the Property and other monies of Owner on hand and in any bank account; (b) collect and deliver to Owner, as received, any monies due Owner under this Agreement but received after the termination; (c) deliver to Owner all keys, contracts, documents, materials and supplies, and all other accounting papers and records pertaining to this Agreement as Owner requests; (d) assign any right Agent might have in and to any existing contracts relating to the operation and maintenance of the Property as required by Owner; and (e) deliver to Owner or Owner's duly appointed agent upon request by Owner, all books, records, contracts, leases, receipts for deposits, unpaid bills, summary of all leases in existence at the time of termination, and all other papers or documents that pertain to the Property.

C. **Agent's Compensation.** Agent shall be compensated for all services under this Agreement by monthly management fees, to be paid from the operating account and treated as a Property operation and maintenance expense in accordance with the Approved Budget. The Property will pay the Agent on the last business day of each month for the management of the Property the monthly management fee. The fee shall be in an amount equal to a percentage as shown below, of the collected income of Owner that results from the operation of the Property in the ordinary course of business, including without limitation all rents and other charges for use and occupancy of the Property and the use of all facilities and services provided at the Property, all forfeited security deposits, all rent interruption insurance proceeds. Specifically excluded are any and all tax rebates from tax collectors. The fee will be based on the physical occupancy as shown in the following chart.

Occupancy	Management Fee as a percent (%) of Collected Income	Bonus Fee Percent (%)
Up to and including 95%	3.0% (three percent)	None
95.1% and above	3.0% (three percent)	40% of the difference in income associated with the occupancy level of above 95.0%

Please refer to the examples below.

Property occupancy:	95%
Total Collected Income (*):	$ 300,000
Monthly Management Fee:	$ 9,000
Bonus Management Fee:	$ - 0 –
Total Fee:	**$ 9,000**

Property occupancy:	97%
Total collected Income (*):	$ 307,000
Monthly Management Fee:	$ 9,000
Bonus Management Fee:	$ 2,800
Total Fee:	**$ 11,800**

(*) Estimated for example purposes only.

VI. INDEMIFICATION, ASSIGNMENT AND ATTORNEY'S FEES

A. **Owner's Indemnification.** Agent shall indemnify, defend and hold Owner and its agents, employees, affiliates, officers, members, representatives, successors and assigns harmless from any claims, demands, judgments, awards, fees, losses or liability of any kind or nature (including all costs and attorney's fees) by or in favor of anyone whomsoever, including without limitation, those for loss of life, bodily or personal injury, damages, or losses to equipment, or any other property, arising directly or indirectly, wholly or in part, out of, from or on account of any, any act or omissions of Agent or its employees, agents or contractors. Without limiting the foregoing, Agent shall defend, indemnify, and save Owner, and their respective agents, officers, employees, affiliates, directors, members, representatives, and shareholders, harmless from and against any and all suits, actions, claims, demands, obligations, liabilities, proceedings, judgments, fines, losses, damages, penalties, charges, costs, claims for finder's fees, brokerage, or other commissions, and expenses that may be asserted against, imposed upon or incurred by Owner, or any of their respective agents, officers, employees, directors, and shareholders, by reason of, on account of or in connection with: (1) any breach of this Agreement or of any fiduciary duty owed to Owner or tenants of the Property; (2) the fraud, mismanagement, bad faith, illegality (including any discriminatory practice), negligence, or misconduct by Agent, Agent's agents, officers, employees, directors, shareholders, or independent contractors; (3) any claim by, against, or through Agent or any co-broker or sales personnel associated with Agent based upon any warranty or representation, express or implied, made by the person that is at variance with facts known to Agent or contained in any materials submitted to Agent by or on behalf of Owner; (4) any claim for any commission, compensation, brokerage fee, or other charge made against Owner that Owner has not agreed to pay under this Agreement, by any broker, agent, finder, or any other party in connection with the leasing of all or any portion of the Property to the extent that the cost, claim, expense, or liability arises from any act or omission of Agent; or (5) any act by Agent beyond the scope of Agent's authority under this Agreement and not otherwise expressly authorized in writing by Owner.

B. **Agent's Indemnification.** Agent shall have no obligation, responsibility or liability to fund authorized Property costs, expenses, or accounts other than those funds generated by the Property itself or provided to the Property or to the Agent by Owner, unless Agent pays costs, expenses, or accounts that are not authorized in the Approved Budget. Owner hereby indemnifies Agent and agrees to hold it harmless with respect to Property costs, expenses, accounts, failure or bankruptcy of the depository, liabilities and obligations during the term of this Agreement to the extent that the Property's General Fund/Rental Trust Account is insufficiently funded for this purpose.

C. **Assignment.** This Agreement shall inure to the benefit of and constitute a binding obligation upon Agent and Owner and their successors and permitted assigns. This agreement may not be assigned by Agent without Owner's prior written consent.

D. **Attorney's Fees.** If there is any legal action or proceeding (including arbitration and mediation) among any of Agent and Owner arising out of or related to this Agreement, the unsuccessful party to such action or proceeding shall pay to the prevailing party all costs and expenses, including reasonable attorney's fees and costs, incurred by such prevailing party in such action or proceeding (including costs and attorney's fees on appeal, in bankruptcy and any reorganization proceedings).

E. **Governing Law and Venue.** The validity, construction, enforcement, and interpretation of this Agreement are governed by the laws of the State of Florida and the federal laws of the United States of America, excluding the laws of those jurisdictions pertaining to the resolution of conflicts with laws of other jurisdictions. The parties (1) consent to the jurisdiction of the state and federal courts having jurisdiction over ______________County, ____________, (2) stipulate that the proper, exclusive, and convenient venues for all legal proceedings arising out of this Agreement are ______________County, ____________, for state court proceedings, and the _____________ District of __________________ for federal court proceedings, and (3) waive any defense, whether asserted by motion or pleading, that ______________ County, ______________, or the ___________ District of ___________ are improper or inconvenient venues.

E. **Waiver and Modification**. An extension, amendment or modification of this Agreement will be valid and effective only if it is in writing and signed by each party to this Agreement. No delay or course of dealing by a party to this Agreement will operate as a waiver of any power, right, or remedy of that party, except to the extent expressly manifested in a writing signed by or on behalf of that party. In addition, a waiver of any duty, power, right, remedy, or obligation of a party under this Agreement will be valid and effective only if it is evidenced by a writing signed by, or on behalf of, the party against whom the waiver or discharge is sought to be enforced. A waiver by either party of a breach of a provision of this Agreement or of a power, right, or remedy under any provision of this Agreement will not constitute a waiver of a succeeding breach of the same provision, a waiver of any succeeding exercise of the power, right, or remedy, or a waiver of the provision itself.

G. **Complete Agreement; Binding Effect**. This Agreement records the final, complete, and exclusive understanding between the parties regarding the subjects addressed in it and supersedes any previous or contemporaneous agreement, understanding, or representation, oral or written, by any of them. Neither party assumes any responsibility for any statement or representation made by any person to the other party or any understanding with the other party before executing this Agreement unless the statement, representation, or understanding is expressly stated in this Agreement. The parties waive any rule of law that would require any ambiguity in this Agreement to be construed against the party who drafted it. This Agreement is binding on, and inures to the benefit of, any successor or approved assignee of a party to this Agreement.

VII. PROPRIETARY PROVISION

A. This Agreement and all other documents arising out of this Agreement, including but not limited to those listed in Paragraph B of this Section VII of this Agreement, are the property of Owner. Agent acknowledges that these documents are special, valuable and are an asset of Owner. Agent agrees that these documents shall not be reproduced, copied or disclosed to any other person or entity or used in any other way than in the operation of Campus Lodge Apartments of _________.

B. The following documents constitute proprietary property of Agent: Management Agreement - Management Plan (a/k/a Policies and Procedures Manual) - Rental Lease and Contract Agreement - Apartment and Community Guidelines - Application for Residency - Guarantor Application - Safety Suggestions and Tips for Residents - Roommate Matching Form - Vacancy Report - Job descriptions of on-site personnel.

C. In addition, Owner agrees not to copy, disclose to any other person or entity, reproduce or use in any other way, any documents created by Agent and identified by Agent to Owner as being of a confidential or proprietary nature.

IN WITNESS WHEREOF, Owner and Agent (by their duly authorized representative) have executed this agreement on the date first above written.

WITNESS:		OWNER:	**CAMPUS LODGE OF ________ LTD.**
______________________		BY:	Campus Lodge of ________ Inc.
(Signature)			(General Partner)
______________________		BY:	______________________
(Name Printed)			(Signature)
		BY:	David H. Fort
Date: ____________			(Name Printed)
		Title Printed:	President

WITNESS:			Suite USA Inc.
______________________		BY:	______________________
(Signature)			(Signature)
______________________		BY:	Reno Rubeis
(Name Printed)			(Name Printed)
Date: ____________		Title Printed:	President

Agent's Address for Notice:

SuiteUSA Inc.
Haile Village Center
4900 SW 91st Terrace
Gainesville, Florida 32608

Owner's Address for Notice:

Campus Lodge of ________, Ltd.
4422 S.W. 85th Way
Gainesville, Florida 32608

WA 720319.1

EXHIBIT "A"

AUTHORIZED REPRESENTATIVES

Agent: Reno Rubeis

Owner: David H. Fort

Exhibit 9.1

ESCROW AGREEMENT

This ESCROW AGREEMENT (the "Agreement") is made and entered into as of this __th day of ____________________, by and between Campus Lodge of Columbia LLC, a Florida limited liability company organized under the laws of the State of Florida (the "Company") and ____, N.A., a national banking association organized and existing under the laws of the United States of America, as escrow agent (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company is a limited liability company organized under the laws of the State of Florida; and

WHEREAS, the Company desires to offer for sale of its 9% Subordinated Preferred Debentures due December 31, 2008 (the "Debentures") in an amount not less than $2,950,000 (the "Minimum Offering") and not more than $3,830,000 (the "Maximum Offering"); and

WHEREAS, in compliance with the terms of the proposed offering set forth in the Offering Circular (the "Circular"), the Company will establish a segregated escrow account with the Escrow Agent (the "Escrow Account") into which proceeds (the "Subscription Proceeds") from the subscriptions submitted by subscribers (the "Subscribers") to purchase Debentures in the minimum amount increments of $10,000, the ("Subscriptions") will be deposited; and

WHEREAS, the offering period for Subscriptions commences as of ________________, and will terminate at 5:00 p.m. on February 28, 2004, unless extended by written notice of the Company to the Escrow Agent (such date as it may be extended being hereinafter referred to as the "Termination Date") by the Company; and

WHEREAS, upon the receipt by the Escrow Agent of not less than the Minimum Amount of Subscription Proceeds, the Escrow Agent shall deliver the Subscription Proceeds to the order of the Company and following such delivery the Escrow Agent shall continue to receive and deliver any Subscription Proceeds to the Company until the end of the Offering Period, on which date the Escrow Account shall terminate the escrow (the "Closing Date"). The period from ____________________ to and including the Closing Date being hereinafter referred to as the "Offering Period"; and

WHEREAS, the Escrow Agent has agreed to act as escrow agent in connection with and under this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1. Until the Closing Date, the Escrow Agent shall act as escrow agent hereunder and agrees to receive and hold the Subscriptions in accordance with this Agreement.

2. All Subscriptions and checks received and not rejected by the Company pursuant to the Memorandum during the Offering Period shall be transmitted directly to the Escrow Agent by 12:00 Noon Central Time of the next business day after the receipt thereof by the Company, and shall be deposited by the Escrow Agent in the Escrow Account. In addition, the Company shall deliver to the Escrow Agent names, addresses and a completed Form W-9 for each Applicant and such other information regarding any Applicant as the Escrow Agent may from time to time request in writing. The Escrow Agent shall provide the Company a statement of the assets held and transactions of the Escrow Account as the Company shall from time to time request in writing.

3. Notwithstanding the provisions of Paragraph 2 hereof, if at any time the Company shall provide written notice to the Escrow Agent that any Subscription is invalid or unacceptable, in whole or in part, or that any Subscription Proceeds deposited with the Escrow Agent cannot be lawfully accepted, in whole or in part, the Escrow Agent shall promptly (within not less than ten (10) days) deliver to the Applicant submitting such Subscription, the Subscription Proceeds (or portion thereof) which has been rejected with any interest earned thereon.

4. Upon acceptance of any Subscription and the deposit of the related Subscription Proceeds into the Escrow Account, the Company shall provide prompt written notice to the Subscriber of such acceptance.

5. Promptly upon the Escrow Agent's receipt of Subscription Proceeds from the Company, the Escrow Agent shall proceed to collect upon such payment instrument(s). All such collection efforts shall be subject to the Escrow Agent's collection procedures in the ordinary course of its banking business; provided, however, that if any payment instrument at any time delivered to Escrow Agent hereunder shall be returned to Escrow Agent as been uncollectible, Escrow Agent shall attempt a second time to collect such item before returning such item to the Company as uncollectible. Subject to the foregoing, Escrow Agent shall promptly give written notice to the Company of any uncollected item delivered to Escrow Agent under this Agreement. Escrow Agent shall not be required or have a duty to take legal action to enforce payment of any uncollected item delivered to it under this Agreement. The Escrow Agent shall have not duty or obligation to collect (except for collection in the ordinary course of its banking business) any amounts at any time due in respect of any Subscriptions, and shall not be responsible for any defaults thereunder or hereunder by any other party, or for the application of any funds received by it from the Subscribers after payment of such funds by it to the Company as herein provided. In the event that Escrow Agent shall have disbursed Subscription Proceeds to the Company or returned such moneys to the Subscriber in accordance with this Agreement with respect to any payment instrument and subsequently it shall be determined that such item shall be uncollectible, the Company shall upon Escrow Agent's demand reimburse it for the amount so disbursed.

6. Escrow Agent shall invest all Subscription Proceeds deposited with it hereunder, and earnings thereon, if any, in ____.

7. The Company agrees to certify in writing to the Escrow Agent the Closing Date, if other than the Termination Date. The Offering Period shall commence on the Effective Date and shall expire on the earlier to occur of Termination Date or the Closing Date.

8. If Subscription Proceeds for not less than $2,950,000 (the "Minimum Amount") are received and accepted by the Company and the Minimum Amount in Subscription Proceeds has been delivered to the Escrow Agent (along with other items required by Section 2 hereof), have

cleared the banking system and are on deposit in available funds with the Escrow Agent and the Company notifies the Escrow Agent that the development loan for the Project is closing, the Escrow Agent will notify the Company and pay over to the order of the Company all of the Subscription Proceeds then on deposit in the Escrow Account with interest, earned on the Subscription Proceeds held hereunder. Following such payment, the Escrow Agent shall continue to receive Subscription Proceeds as provided in Paragraph 2 hereof, and upon receipt of available funds on or before the Closing Date, shall deliver such Subscription Proceeds, from time to time, to the order of the Company. On the earlier to occur of the Termination Date or the Closing Date, all duties and responsibilities of the Escrow Agent shall cease and terminate, including without limitation, the obligation to receive and collect Subscription Proceeds and deliver same to Company.

9. If Subscription Proceeds for not less than the Minimum Amount have not been received by the Escrow Agent in available funds by _____ p.m. _______ Time on the Termination Date or the Company does not notify the Escrow Agent that the development loan will not be closing, Subscription Proceeds held hereunder by the Escrow Agent will be returned by the Escrow Agent to the Subscribers, with interest earned upon the Subscription Proceeds, shall be allocated to each Subscriber based on the amount and length of time Subscription Proceeds were on deposit in the Escrow Account and shall be paid over to each Subscriber promptly following the expiration of the Offering Period.

10. Prior to delivery to it of the Subscription Proceeds, the Company shall have no title, right, claim, lien or any other interest in the funds, or earnings thereon held in escrow hereunder, and such funds shall under no circumstances be available to the Company or its creditors for payment or reimbursement for liabilities or indebtedness.

11. It is understood and agreed, further, that the Escrow Agent shall:

A. be under no duty to deliver any Subscription, or to pay and transfer any moneys hereunder, unless the same shall have been first received by the Escrow Agent pursuant to the provisions of this Agreement;

B. be under no duty to enforce payment of any Subscription which is to be paid to and held by it hereunder;

C. be under no duty to accept any information from any person or entity other than the Company, or its designated agent, and then only to the extent and in the manner expressly provided for in this Agreement;

D. act hereunder as a depository only and be protected in acting upon any Subscription, and related items supplied pursuant to Section 2 hereof, and the information contained therein without responsibility to determine the validity or sufficiency of the same, and be protected in acting upon any other notice, opinion, request, certificate, approval, consent or other paper delivered to it and represented to it to be genuine and to be signed by the property party or parties;

E. be deemed conclusively to have given and delivered any notice required to be given or delivered to the Subscribers hereunder if the same is in writing and mailed, by U.S. first class mail, postage prepaid;

F. be indemnified and held harmless by the Company against any claim made against it by reason of its acting or failing to act in connection with any of the transactions contemplated hereby and against any loss, liability, cost, suit or expense, including attorneys' fees and other expense of defending itself against any claim of liability it may sustain in carrying out the terms of this Agreement except such claims which are occasioned by its gross negligence or willful misconduct;

G. have no liability or duty to inquire into the terms and conditions of the Memorandum, Subscriptions or any of the exhibits annexed thereto, nor to ascertain or compel compliance by the Company with any of the requirements thereof or of law or regulation, and that its duties and responsibilities shall be limited to those expressly set forth under this Agreement and are purely ministerial in nature;

H. be permitted to consult with counsel of its choice, including in-house counsel, and shall not be liable for any action taken, suffered or omitted by it in good faith in accordance with the advice of such counsel, provided, however, that nothing contained in this Subparagraph H, nor any action taken by the Escrow Agent, or of any such counsel, provided, however, that nothing contained in this Subparagraph H, nor any action taken by the Escrow Agent, or of any such counsel, shall relieve the Escrow Agent from liabilities for any claims which are occasioned by its gross negligence or willful misconduct, all as provided in Subparagraph F above;

I. not be bound by any amendment or revocation of this Agreement, unless the same shall be in writing and signed by all of the parties to this Agreement;

J. be entitled, should it be uncertain as to its duties and rights hereunder (including, without limitation, uncertainty resulting from receipt of conflicting instructions or directions from any of the parties hereto), to refrain from taking any action other than to keep all property held by it in escrow hereunder until it shall be directed otherwise in writing by the Company, or by a final judgment by a court of competent jurisdiction;

K. have no liability for following the instructions herein contained or expressly provided for, or written instructions given, by the Company;

L. have the right, at any time, to resign hereunder by giving written notice of its resignation to the Company and the Company at their address as set forth in Paragraph 12 hereof, at least thirty (30) days before the date specified for such resignation to take effect, and upon the effective date of such resignation:

(1) all cash and other funds and all other property then held by the Escrow Agent hereunder shall be delivered by it to such successor Escrow Agent as may be designated in writing by the Company, whereupon the Escrow Agent's obligations hereunder shall cease and terminate;

(2) if no such successor Escrow Agent has been designed by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate, and the Escrow Agent's sole responsibility thereafter shall be to keep all property then held by it and to deliver the same to a person designated in writing by the Company or in accordance with the directions of a final order or judgment of a court

of competent jurisdiction; yet, if no such designation, order or judgment is received by Escrow Agent within thirty (30) days after its giving such resignation notice, it is unconditionally and irrevocably authorized and empowered to petition a court of competent jurisdiction for directions.

M. be reimbursed by the Company at the termination of the escrow for all reasonable costs, fees, charges, expenses, disbursements and advances (including, but not limited to, acceptance and administration fees and expenses as provided in Exhibit A hereto, as well as legal, consultant and advisor fees and charges) incurred or made by it in accordance with any provision of this Agreement, or as a result of the acceptance of this Agreement.

12. By acceptance of its duties hereunder, the Escrow Agent makes no representation as to and is not responsible or liable in any manner for the sufficiency, correctness, genuineness, or validity of this Agreement, the Offering Circular, or any related document or instrument.

13. All deliveries and notices to the Escrow Agent shall be effective upon receipt by the Escrow Agent and shall be in writing and sent or delivered to:

________________________, as Escrow Agent
ATTN: Corporate Trust Division
____
Kansas City, MO

Any notice given on behalf of the Company shall be signed by one or more of the officers of the Company and shall be sufficient for all purposes hereunder.

All deliveries and notices hereunder to the Company shall be in writing and shall be sent or delivered to:

The Company at:

David H. Fort, Manager
Campus Lodge of Columbia LLC
4422 S.W. 85th Way
Gainesville, FL 32608

14. Any invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement.

15. Nothing in this Agreement is intended to or shall confer upon anyone other than the parties hereto and the Subscribers any legal or equitable right, remedy or claim. This Agreement shall be construed in accordance with the laws of the State of Missouri and may be amended or resolved only by a writing executed by the parties hereto.

IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto as of the day and year first above written.

CAMPUS LODGE OF COLUMBIA LLC

By: ___________________________________
David H. Fort, Manager

____________________, as Escrow Agent,

By: ___________________________________
Title: ________________________________

EXHIBIT A

Acceptance and Annual Fee – review escrow agreement and establish and maintain account $

Transaction Fees

(a) per subscriber deposit
(b) per subscriber interest payment
(c) per subscriber return of subscription amount if minimum amount not sold
(d) per subscriber subscription rejection
(e) per returned check
(f) per Form 1099 (Int., B or Misc.)
(g) per wire transfer

In addition to the specified fees, all expenses related to the administration of the Agreement and the Escrow Account (other than normal overhead expenses of the regular staff) such as, but not limited to, travel, postage, shipping, courier, telephone, facsimile, supplies, legal fees, accounting fees, etc., will be reimbursable. The acceptance and annual fees will be payable by ____________________ at __________________. Other fees and expenses will be billed as incurred or at the termination of the escrow.


Bank of America

October 7, 2003
Reno Rubeis
Campus Development Group, Inc.
4422 S.W. 85th Way
Gainesville, Florida 32608

Re: Campus Lodge of Columbia, Missouri appraisal performed by CB Richard Ellis

Dear Reno:

In reply to you recent request, Bank of America will grant permission to Campus Development Group, Inc. to reference and use the appraisal noted above to solicit equity for the Campus Lodge of Columbia, Missouri project. However, it should be stated that the appraisal is addressed solely to Bank of America and can only be fully relied upon by said entity.

Thanks you,

Lisa T. Ellis


SECRETARY OF STATE
ALL FOR OUR COUNTRY
STATE OF NEVADA

LIMITED-LIABILITY COMPANY CHARTER

I, DEAN HELLER, the Nevada Secretary of State, do hereby certify that **AMIGO INVESTMENTS, LLC** did on **September 12, 2003,** file in this office the Articles of Organization for a Limited-Liability Company, that said Articles are now on file and of record in the office of the Nevada Secretary of State, and further, that said Articles contain the provisions required by the laws governing Limited-Liability Companies in the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office in Carson City, Nevada, on **September 15, 2003.**

Dean Heller

DEAN HELLER
Secretary of State

By

Certification Clerk

ATTENTION:
PLEASE READ THIS IMPORTANT MESSAGE

DATE: SEPTEMBER 15, 2003

TO: ALL SECRETARY OF STATE CUSTOMERS

FROM: SCOTT ANDERSON, DEPUTY FOR COMMERCIAL RECORDINGS

RE: NEW LEGISLATIVE REQUIREMENTS AND EFFECTIVE DATES

The 2003 Legislature has passed new legislation affecting the customers of this office. There are several new filing requirements and multiple fee increases with effective dates ranging from immediately to January 1, 2004. Following are some of the effective dates and the requirements and the related fees that will be implemented on those dates.

OCTOBER 1, 2003 – Effective October 1, 2003, publicly-traded corporations must indicate on their list of officers that they are publicly-traded and must include their Central Key Index number, if applicable. This applies to all corporations that are required to register with the Securities and Exchange Commission. A check box indicating that the corporation is publicly-traded, a Central Index Key number field and a check box indicating that the publicly-traded corporation is not required to have a Central Index Key number have been added to the corporation Annual List of Officers form sent out by the Secretary of State and due after October 1, 2003. If you have an older version of the form that does not include these fields and the corporation is publicly-traded, you may write the Central Index Key number or indicate that it is not required on the form and indicate that the corporation is publicly-traded. Annual Lists received with the box checked and no Central Index Key Number listed or exempt box checked will be returned unfiled for correction. Corrected forms received after the due date, require payment of associated fees and penalties.

NOVEMBER 1, 2003 – Effective November 1, 2003, all filings submitted to the Secretary of State must be on or accompanied by a form as prescribed by the Secretary of State. Any filing submitted without the prescribed form will be returned unfiled to the customer. All forms will be available on our website by September 30, 2003.

All annual and initial lists received on or after November 1, 2003 must acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing with the Office of the Secretary of State. This statement has been added to all annual lists sent to our customers. Any lists received after November 1, 2003 not containing this acknowledgement will be returned unfiled to the customer. Rejected lists returned to us after the due date will require additional fees and penalties.

As of November 1, 2003 all Corporations Sole will be required to file an Annual List of Officers. The Annual List is due by the last day of the month in which its anniversary falls, i.e., Corporations Sole organized in November of any prior year must file on or before November 30, 2003, December anniversaries file on or before December 31, 2003, and so on. Corporations Sole failing to file their Annual list are now subject to late filing penalties, default, revocation and reinstatement provisions.

Please note, as of November 1, 2003, the Secretary of State will no longer accept the postmark date as the date of submission of filing. Pursuant to NRS 225.085, all Initial and Annual Lists must be in the care custody and control of the Secretary of State by the close of business on the due date. Lists received after the due date will be returned unfiled, and will require any associated fees and penalties as a result of being late. Trackable delivery methods such as Express Mail, Federal Express, UPS Overnight may be acceptable if the package was guaranteed to be delivered on or before the due date yet failed to be timely delivered.

MOST NOTABLY – Effective November 1, 2003, fees for all filings will change. The minimum fee for filing new Articles will be $75 with a maximum of $35,000. Each Amendment increasing the capitalization of corporation will require the fees associated with the increase in capital to a maximum of $35,000. Corporation Annual List fees will be calculated based on capitalization on a graduated scale with a minimum annual fee of $125; maximum $11,100. The Initial List fee for all for-profit entities and the Annual List fee for all other for-profit entities will be $125. A schedule of November 1, 2003 fee changes will be available on our website in early September.

Please visit our website at http://secretaryofstate.biz or contact our office at (775) 684-5708.

```
 NAME: AMIGO INVESTMENTS, LLC
       (MEMBERS)
FILE TYP/NR LLC  13977-2003 ST NEVADA          ORG ON SEP 12, 2003 EXP 09-12-2503
  STATUS: ARTICLES FILED       : 09-12-03    NUMBER OF PAGES FILED:   2    SAE
    TYPE: LLC
 PURPOSE: ALL LEGAL ACTIVITIES
          1CC/REG

  RA NBR:    152711
        NO OFFICERS LISTED                                  ARTICLES F
 RA     TAX ACADEMY, LLC, THE                                     ACCEPTED   091203
   14255 RANCHO DR                      RENO                        NV 89501
 FILER  RYAN GIBSON
   1812 E TOLEDO                        GILLBERT                    AZ 85296


 CMD?
PA1=MENU                 PF2=NEXT CORP   PF5=END INQ                 PF7=LOOKUP
```



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Limited-Liability Company
Articles of Organization
(PURSUANT TO NRS 86)

FILED # 13477-03

SEP 1 2 2003

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing

1. Name of Limited-Liability Company: Amigo Investments, LLC.

2. Resident Agent Name and Street Address: (Must be a Nevada address where process may be served)

NAME: The Tax Academy, LLC.

STREET ADDRESS	CITY		ZIP
14255 Rancho Dr	Reno	NEVADA	89501

ADDITIONAL MAILING ADDRESS	CITY	STATE	ZIP
1812 E Toledo St	Gilbert	AZ	85296

3. Dissolution Date: (Optional - see instructions)

Latest date upon which the company is to dissolve (if existence is not perpetual) :

4. Management: (Check one)

Company shall be managed by ☐ Manager(s) OR ☑ Members

Names, Addresses, of Manager(s) or Members: (Attach additional pages as necessary)

1. NAME: Tim Berry

STREET ADDRESS	CITY	STATE	ZIP
14255 Rancho Dr	Reno	NV	89501

2. NAME: Vic Johnson

STREET ADDRESS	CITY	STATE	ZIP
14255 Rancho Dr	Reno	NV	89501

3. NAME: Fred Shore

STREET ADDRESS	CITY	STATE	ZIP
14255 Rancho Dr	Reno	NV	89501

4. NAME: Mark Meyerdirk

STREET ADDRESS	CITY	STATE	ZIP
14255 Rancho Dr	Reno	NV	89501

5. Other Matters: (See instructions)

Number of additional pages attached:

6. Names, Addresses and Signatures of Organizer(s): (If more than two organizers, please attach additional pages)

NAME: Tim Berry — Signature

STREET ADDRESS	CITY	STATE	ZIP
1812 E Toledo St	Gilbert	AZ	85296

NAME — Signature

STREET ADDRESS	CITY	STATE	ZIP

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named Limited Liability Company.

Authorized Signature of R.A. or On Behalf of R.A. Company — Date: 09/12/2003

This form must be accompanied by appropriate fees.

(Name of Limited-Liability Company)

LIMITED-LIABILITY COMPANY FOR THE FILING PERIOD ______________ TO ______________

(State of Formulation)

Limited-Liability Company's duly appointed resident agent
e State of Nevada upon whom process can be served is:

Office Use Only

[Impor]tant: Read instructions before completing this form.

[Pr]int or type names and addresses, either residence or business, for all managers, or if none, its members. A manager, or if none, a member of the company must sign the form.
[F]ORM WILL BE RETURNED IF UNSIGNED.
[If] there are additional managers or members, attach a list of them to this form.
[Retur]n the completed form with the $165.00 filing fee. A $50.00 penalty must be added for failure to file this form by the 1st day of the 2nd month following organization date.
[Make] your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business. If you need a receipt, return page 2 certificate
[E]NCLOSE A SELF-ADDRESSED STAMPED ENVELOPE. To receive a certified copy, enclose a copy of this completed form, an additional $20.00 and appropriated instructions.
[Ret]urn the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701-4201, (775) 684-5708.

FILING FEE: $165.00 LATE PENALTY: $50.00

THIS FORM MUST BE FILED BY THE 1ST DAY OF THE 2ND MONTH FOLLOWING INCORPORATION DATE

[NAM]E (DOCUMENT WILL BE REJECTED IF TITLE NOT INDICATED)
☐ MANAGER ☐ MEMBER
P.O. BOX STREET ADDRESS CITY ST. ZIP

[NA]ME (DOCUMENT WILL BE REJECTED IF TITLE NOT INDICATED)
☐ MANAGER ☐ MEMBER
[P.O.] BOX STREET ADDRESS CITY ST. ZIP

NAME (DOCUMENT WILL BE REJECTED IF TITLE NOT INDICATED)
☐ MANAGER ☐ MEMBER
[P.O]. BOX STREET ADDRESS CITY ST. ZIP

NAME (DOCUMENT WILL BE REJECTED IF TITLE NOT INDICATED)
☐ MANAGER ☐ MEMBER
[P.]O. BOX STREET ADDRESS CITY ST. ZIP

NAME (DOCUMENT WILL BE REJECTED IF TITLE NOT INDICATED)
☐ MANAGER ☐ MEMBER
[P.]O. BOX STREET ADDRESS CITY ST. ZIP

NAME (DOCUMENT WILL BE REJECTED IF TITLE NOT INDICATED)
☐ MANAGER ☐ MEMBER
P.O. BOX STREET ADDRESS CITY ST. ZIP

[I d]eclare, to the best of my knowledge, under penalty of perjury, that the above mentioned entity has complied with the provisions of chapter 364A of NRS.

X Signature of officer Title(s) Date

CERTIFICATE STATE OF NEVADA — SECRETARY OF STATE FILE NUMBER

I, Dean Heller, the duly qualified Secretary of State of Nevada do hereby certify that the above Limited-Liability Company, after having paid the appropriate annual fee for the filing in this office a list of its Managers and Members and designation of resident agent for the above filing period, together with any required penalty and having also filed the aforesaid list as required by Nevada Revised Statutes Section 86.263 and 86.269, as amended, is hereby authorized to transact and conduct business within this state for the aforesaid period.

THIS CERTIFICATE BECOMES A RECEIPT UPON BEING [VALIDATED]

DEAN HELLER

Additional Member of Amigo Investments, LLC.

Robb Baldwin
14255 Rancho Dr
Reno, NV 89501

OPERATING AGREEMENT
OF
AMIGOS INVESTMENTS LLC

THIS OPERATING AGREEMENT, dated as of August 28th, 2003 by and among the undersigned parties, who by their execution of this Operating Agreement have become members of Amigos Investments, a Arizona limited liability company (the "Company"), provides as follows:

RECITALS

The undersigned parties have caused the Company to be organized as a limited liability company under the laws of the State of Arizona effective as of the date hereof, and they wish to enter into this Operating Agreement to set forth the terms and conditions on which the management, business and financial affairs of the Company shall be conducted.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.01 The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

(a) "*Act*" shall mean the Arizona Limited Liability Company Act, A.R.S.. §29.607- 857 *et seq*., as amended and in force from time to time.

(b) "*Articles*" shall mean the articles of organization of the Company, as amended and in force from time to time.

(c) "*Capital Account*" shall mean as of any given date the amount calculated and maintained by the Company for each Member as provided in Section 3.06 hereof.

(d) "*Capital Contribution*" shall mean any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made.

(e) "*Code*" shall mean the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

(f) "*Company*" shall refer to Amigo Investments LLC.

(g) "*Entity*" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association.

(h) "*Member*" shall mean each Person that is identified as an initial Member in Article III hereof or is admitted as a Member (either as a transferee of a Membership Interest or as an additional Member) as provided in Article X hereof. A Person shall cease to be a Member at such time as he no longer owns any Membership Interest.

(i) "*Membership Interest*" shall mean the ownership interest of a Member in the Company, which may be expressed as a percentage equal to such Member's Capital Account divided by the aggregate Capital Accounts of all Members. The Membership Interests may be recorded from time to time on a schedule attached to this Operating Agreement.

(j) "*Operating Agreement*" shall mean this Operating Agreement, as originally executed and as amended from time to time.

(k) "*Person*" shall mean any natural person or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

ARTICLE II

PURPOSES AND POWERS OF COMPANY

2.01 Purposes. The purposes of the Company shall be to:

(a) Own, acquire, manage, develop, operate, buy, sell, exchange, finance, refinance, and otherwise deal with real estate, personal property, and any type of business, as the Managers may from time to time deem to be in the best interests of the Company;

(b) Acquire, own, buy, sell, invest in, trade, manage, finance, refinance, exchange, or otherwise dispose of stocks, securities, partnership interests, CDs, mutual funds, commodities, and any and all investments whatsoever, that the Managers may from time to time deem to be in the best interests of the Company; and

(c) Engage in such other activities as are related or incidental to the foregoing purposes.

2.02 Powers. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Articles.

ARTICLE III

NAMES AND ADDRESSES OF INITIAL MEMBERS; PRINCIPAL OFFICE

3.01 Names and Addresses of Initial Members. The names and addresses of the initial Members are as follows:

Member	Capital Interest	Profits Interest
Tim Berry 1812 E Toledo Gilbert, AZ 85296	22.5%	22.5%
Vic Johnson Box 2087 St. Augustine Fl 32085	22.5%	22.5%
Fred Shore 13410 NW 49th Lane Gainesville FL 32606	22.5%	22.5%
Mark Meyerdirk 1901 West 47th Place, Suite 300 Westwood, Kansas 66205-1834	22.5%	22.5%
Robb Baldwin 6777 Newberry Road Gainesville FL 32605	10%	10%

3.02 Principal Office The principal office of the Company shall initially be at 1812 E Toledo, Gilbert, Arizona. The principal office may be changed from time to time by the Managers.

3.03 Additional Members Except as otherwise provided in the section of this agreement relating to substitution, additional Members of the Company may be admitted only with the consent of all Members.

3.04 Additional Contributions Except as otherwise provided in the Act, no Member is required to contribute additional capital to the Company. Additional capital contributions to the Company may be made by the Members only with the Members' unanimous approval. If the Members approve additional capital contributions, the Members must set a maximum amount for such contributions that will be accepted from the Members. Each Member will then have the right, but not the obligation, to contribute a pro rata share of the maximum based on the Member's Ownership Interest. If any Member elects to contribute less than the Member's pro rata share, the other Members may contribute the difference on a pro rata basis in accordance with their Ownership Interests or on any other basis they may agree on.

3.05 No Interest on Capital Contributions. No interest will be paid on capital contributions.

3.06 Capital Accounts. An individual capital account must be maintained for each Member. A Member's capital account will be credited with all capital contributions made by the Member and with all income and gain (including any income exempt from federal income tax) allocated to the Member. A Member's capital account will be charged with the amount of all distributions made to the Member and with all losses and deductions (including deductions attributable to tax-exempt income) allocated to the Member. Members' capital accounts must be maintained in accordance with the federal income tax accounting principles prescribed in Treasury Regulations §1.704-1(b)(2)(iv).

3.07 Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company. No Member has any right to partition any assets of the Company or any right to receive any specific assets on liquidation of the Company or on any other distribution from the Company.

ARTICLE IV

ALLOCATION OF PROFITS AND LOSSES

4.01 Determination. The net profit or net loss of the Company for each fiscal year will be determined according to the accounting principles employed in the preparation of the Company's federal income tax information return for that fiscal year. In computing net profit or net loss for purposes of allocation among the Members, no special provision will be made for tax-exempt or partially tax-exempt income of the Company, and all items of the Company's income, gain, loss, or deduction required to be separately stated under IRC §703(a) will be included in the net profit or net loss of the Company.

4.02 Allocation of Net Profits and Net Losses. The net profit or net loss of the Company for a fiscal year will be allocated among the Members in proportion to their Ownership Interests.

4.03 Allocations Solely for Tax Purposes. In accordance with IRC §704(c) and the corresponding regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company must be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of the property for federal income tax purposes in the hands of the Company and the agreed value of the property as set forth in this agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this section will be made by action of the Members. The allocations to be made under this section are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's capital account, allocable share of the net profits and net losses of the Company, or right to distributions.

4.04 Prorates. If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Ownership Interest in the Company changes during a fiscal year, the net profit or net loss for the year will be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Ownership Interest. In determining a Member's share of the net profit or net loss for a fiscal year, the Members may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Members may separate the Company's fiscal year into two or more segments and allocate the net profits or net losses for each segment among the persons who were Members, or who held particular Ownership Interests, during each segment based on their Ownership Interests during that segment.

ARTICLE V

DISTRIBUTIONS

5.01 Distributions to Pay Taxes. To enable the Members to pay taxes on income of the Company that is taxable to the Members, the Company must make cash distributions to the Members. During each fiscal year, the Company must distribute an amount equal to the product of (a) the highest aggregate rate of federal, state, and local income and self-employment tax imposed on the Company's income for that fiscal year (taking into account the deductibility of state and local income taxes for federal income tax purposes) allocated to any Member who was a Member for the full fiscal year times (b) the amount of the taxable income of the Company allocated to all Members for that fiscal year. Distributions must be paid at least quarterly during each fiscal year at times that coincide with the Members' payment of estimated taxes, and the amount of each distribution must be based on the anticipated taxable income of the Company for the fiscal year of the distribution and the anticipated tax rates of Members, as determined at the time the distribution is made. The Company's obligation to make distributions under this section is subject to the restrictions governing distributions under the Act.

5.02 Additional Distributions. Subject to the restrictions governing distributions under the Act, additional distributions of cash or property may be made from time to time by the Company to the Members, at such times and in such amounts as the Members determine.

5.03 Allocation of Distributions. All distributions to pay taxes and additional distributions must be made to Members in proportion to their Ownership Interests.

ARTICLE VI

ADMINISTRATION OF COMPANY BUSINESS

6.01 Management. All Members have the right to participate in the management and conduct of the Company's business. Subject to the limitations imposed by this agreement or by action of the Members, each Member is an agent of the Company and has authority to bind the Company in the ordinary course of the Company's business.

6.02 Actions by Members. Except as otherwise provided in this agreement, all decisions requiring action of the Members or relating to the business or affairs of the Company will be decided by the affirmative vote or consent of Members holding a majority of the Ownership Interests. Members may act with or without a meeting, and any Member may participate in any meeting by written proxy or by any means of communication reasonable under the circumstances.

6.03 Approval of Other Members Required. In addition to the other actions requiring unanimous Member approval under the terms of this agreement, no Member has authority to do any of the following without the prior written consent of all other Members:

(a) To sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

(b)To merge the Company with any other entity;

(c)To amend the articles of organization of the Company or this agreement;

(d)To incur indebtedness by the Company other than in the ordinary course of business;

(e)To authorize a transaction involving an actual or potential conflict of interest between a Member and the Company;

(f)To change the nature of the business of the Company; or

(g)To commence a voluntary bankruptcy case for the Company.

6.04 Devotion of Time; Outside Activities. Each of the Members must devote so much time and attention to the business of the Company as the Members agree is appropriate. Members may engage in business and investment activities outside the Company, and neither the Company nor the other Members have any rights to the property, profits, or benefits of such activities. But no Member may, without the consent of all other Members, use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company.

6.05 Compensation and Reimbursement. Members who render services to the Company are entitled to such compensation as may be agreed on by the Members from time to time. Any compensation paid to a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of IRC §707(c), and the amount of the compensation will not be charged against the share of profits of the Company that would otherwise be allocated to the Member. Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company.

6.06 Self Interest. A Member does not violate any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member will be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved or ratified by the Members. Unless otherwise provided by applicable law, a Member with a financial interest in the outcome of a particular action is nevertheless entitled to vote on such action.

ARTICLE VII

ACCOUNTING AND RECORDS

7.01 Books of Account. The Members must keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business and for the carrying out of this agreement. At a minimum, the following must be maintained at the principal office of the Company: (a) financial statements for the three most recent fiscal years; (b) federal, state, and local income tax returns for the three most recent fiscal years; (c) a register showing the current names and addresses of the Members; (d) a copy of the Company's articles of organization and any amendments thereto; (e) this agreement and any amendments thereto; (f) minutes of any meetings of Members; and (g) consents to action by Members. Each Member will have access to all such books and records at all times.

7.02 Fiscal Year. The fiscal year of the Company will be the calendar year.

7.03 Accounting Reports. Within 90 days after the close of each fiscal year, Company must deliver to each Member an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of a balance sheet of the Company as of the end of the year and a profit and loss statement for the year.

7.04 Tax Returns. The Company must prepare and file on a timely basis all required federal, state, and local income tax and other tax returns. Within 90 days after the end of each fiscal year, the Company must deliver to each Member a Schedule K-1, showing the amounts of any distributions, contributions, income, gain, loss, deductions, or credits allocated to the Member during the fiscal year.

7.05 Tax Matters Partner. Anytime the Company has more than 10 Members, any Member is an entity other than an estate or a C corporation, or any Member is a nonresident alien individual, the Members must designate one of the Members as the tax matters partner of the Company in accordance with IRC §6231(a)(7) and keep such designation in effect at all times.

ARTICLE VIII

DISSOCIATION AND DISSOLUTION

8.01 Withdrawal. A Member may withdraw from the Company only after giving notice of withdrawal to the other Members at least 90 days prior to the effective date of the withdrawal.

8.02 Expulsion. A Member may be expelled from the Company by an affirmative vote of the Members holding a majority of the Ownership Interests held by Members other than the expelled Member if the expelled Member has been guilty of wrongful conduct that adversely and materially affects the business or affairs of the Company, or the expelled Member has willfully or persistently committed a material breach of the articles of organization of the Company or this agreement or has otherwise breached a duty owed to the Company or to the other Members to the extent that it is not reasonably practicable to carry on the business or affairs of the Company with the expelled Member. The right to expel a Member under the provisions of this section does not limit or adversely affect any right or power of the Company or the other Members to recover any damages from the expelled Member or to pursue other remedies permitted under applicable law or in equity. In addition to any other remedies, the Company or the other Members may offset any such damages against any amounts otherwise distributable or payable to the expelled Member.

8.03 Events of Dissolution. Except as otherwise provided in this agreement, the Company will dissolve on the earliest of the following events: (a) the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of any Member; (b) approval of a dissolution of the Company by unanimous consent of the Members; or (c) at such time as the Company has no members.

8.04 Effect of Member's Dissociation. Within 120 days following the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of a Member, the other Members (whether one or more) may elect to continue the Company by themselves or with others, and to cause the Company to purchase the interest of the dissociating Member pursuant to the provisions of the sections of this agreement relating to purchase price and payment for member's interest. Making the election is in the sole discretion of the other Members and requires the consent of other Members holding a majority of the Ownership Interests held by the other Members. Notice of the election must be given in writing to the dissociating Member or the dissociating Member's successor in interest promptly after the election is made. If the other Members do not so elect, the Company will be dissolved.

8.05 Purchase Price. If the other Members elect to cause the Company to purchase the interest of a dissociating Member under the section of this agreement relating to effect of member's dissociation, the purchase price of the dissociating Member's interest in the Company will be determined by agreement between the other Members (acting by vote) and the dissociating Member. If an agreement on the purchase price is not reached within 30 days following the election to purchase the interest of the dissociating Member, the interest must be valued by a third party appraiser selected by the other Members who is reasonably acceptable to the dissociating Member, and the purchase price will be the value determined by that appraisal. In appraising the interest to be purchased, the appraiser must determine the fair market value of the interest as of the date of the event of dissociation. In determining the value, the appraiser must consider the greater of the liquidation value of the Company or the value of the Company based on a sale of the Company as a going concern. The appraiser must also consider appropriate minority interest, lack of marketability, and other discounts. If the appraisal is not completed within 120 days following the election to purchase the interest of the dissociating Member, either the other Members or the dissociating Member may apply to a court of competent jurisdiction for the appointment of another appraiser, in which case the court-appointed appraiser must appraise the interest of the dissociating Member in accordance with the standards set forth in this section, and the purchase price will be the value determined by that appraisal.

8.06 Payment for Member's Interest. The purchase price for the interest of a Member purchased under the section of this agreement relating to effect of member's dissociation will be paid as follows:

(a)The purchase price will bear interest from the date of the election of the other Members to purchase the dissociating Member's interest at the prime rate of interest in effect on the date of the election as quoted in The Wall Street Journal or, if that publication is not available, another reputable national publication selected by the other Members that is reasonably acceptable to the dissociating Member.

(b)The purchase price will be payable in accordance with the terms of a promissory note of the Company providing for the payment of the principal amount in 60 equal monthly installments, including interest on the unpaid balance, with the first installment to be due one month after the date of closing and an additional installment to be due on the same day of each month thereafter until the promissory note is paid in full. The promissory note will bear interest from the date of the closing at the rate specified in the preceding subsection. The promissory note must provide that if any installment is not paid when due, the holder may declare the entire remaining balance, together with all accrued interest, immediately due and payable. Partial or complete prepayment of the remaining balance due under the promissory note will be permitted at any time without penalty, provided that any partial prepayment will not affect the amount or regularity of payments coming due thereafter.

(c)The purchase must be closed within 30 days following the determination of the purchase price. At the closing, the dissociating Member must sign and deliver to the Company a written assignment transferring the entire interest of the dissociating Member in the Company to the Company free and clear of all encumbrances. Such assignment must contain warranties of title and good right to transfer. At the closing, the Company must pay the accrued interest on the purchase price then due to the dissociating Member, and the Company must also deliver its promissory note to the dissociating Member. Each of the other Members must sign and deliver to the dissociating Member a security agreement granting a security interest to the dissociating Member in that percentage of the interest of each of the other Members in the Company equal to the Ownership Interest of the dissociating Member being purchased by the Company. The security agreement must be in a form reasonably acceptable to the attorney for the dissociating Member and will secure payment of the promissory note by the Company.

The security agreement must provide that if there is a default in the payment of the promissory note by the Company and the security interest is foreclosed or the interest in the Company is retained by the secured party in satisfaction of the indebtedness, the interest may be transferred without the necessity of tendering the interest to the Company under the section of this agreement relating to tender of interest and the person acquiring the interest in the Company will be admitted as a member of the Company without further consent of the Members being required.

As an example of the operation of this provision, if the Ownership Interest of a dissociating Member was 25% and there are three other Members, each with an Ownership Interest of 33-1/3% after the purchase of the dissociating Member's Ownership Interest by the Company, each of the other Members will be required to grant the dissociating Member a security interest in an Ownership Interest of 8-1/3%.

8.07 Effect of Purchase of Member's Interest. A dissociating Member will cease to be a Member when the other Members elect to cause the Company to purchase the dissociating Member's interest pursuant to the section of this agreement relating to effect of member's dissociation. After that, the dissociating Member will have no rights as a Member in the Company, except the right to have the dissociating Member's interest purchased in accordance with the terms of this agreement.

8.08 Successor in Interest. For purposes of this section relating to dissociation and dissolution, the term "dissociating Member" includes the dissociating Member's successor in interest.

ARTICLE IX

WINDING UP AND LIQUIDATION

9.01 Liquidation on Dissolution. Following the dissolution of the Company, the Members must wind up the affairs of the Company unless the dissolution results from the dissociation of a Member and the other Members elect to continue the Company under the provisions of this agreement relating to effect of member's dissociation. If the affairs of the Company are wound up, a full account must be taken of the assets and liabilities of the Company, and the assets of the Company must be promptly liquidated. Following liquidation of the assets of the Company, the proceeds must be applied and distributed in the following order of priority:

(a)To creditors of the Company in satisfaction of liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

(b)To any reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Members, which reserves may be paid over to an escrow agent by the Members to be held by such escrow agent for disbursement in satisfaction of the liabilities and obligations of the Company, with any excess being distributed to the Members as provided in the following subsection; and

(c)To Members in proportion to the positive balances of their capital accounts, after taking into account all adjustments made to capital accounts for the fiscal year during which the distributions to Members are made.

9.02 Distribution of Property in Kind. With the unanimous approval of the Members, property of the Company may be distributed in kind in the process of winding up and liquidation. Any property distributed in kind must be valued and treated for the Company's accounting purposes (and not tax purposes) as though the property distributed had been sold at fair market value on the date of distribution, as provided in Treasury Regulations §1.704-1(b)(2)(iv)(e)(1). The difference between the fair market value of the property and its adjusted tax basis will, solely for the Company's accounting purposes and to adjust the Members' capital accounts, be treated as a gain or loss on the sale of the property and will be credited or charged to the Members' capital accounts in the manner specified in the section of this agreement relating to capital accounts.

9.03 Negative Capital Accounts. If any Member has a negative balance in the Member's capital account on liquidation of the Company, the Member will have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other person for any purpose.

ARTICLE X

TRANSFER OF MEMBERS' INTERESTS

10.01 General Restrictions. No Member may transfer all or any part of such Member's interest as a member of the Company except as permitted in this agreement. Any purported transfer of an interest or a part of an interest in violation of the terms of this agreement will be null and void and of no effect. For purposes of this section a "transfer" includes a sale, exchange, pledge, or other disposition, voluntarily or by operation of law.

10.02 Permitted Transfers. A Member may transfer all or a part of the Member's interest in the Company with the prior written consent of all other Members. If the other Members do not consent to a particular transfer, the Member may transfer all or a part of the Member's interest if the interest or part has been tendered for sale to the Company in accordance with the section of this agreement relating to tender of interest, the tender has not been accepted within the time limit set forth in that section, the transfer is made to the transferee named in the notice of tender within 180 days after the notice of tender is effective, and the transfer is at a price and on terms no more favorable to the transferee than those set forth in the notice of tender.

10.03 Tender of Interest. If a Member wishes to transfer all or part of the Member's interest in the Company and the other Members do not consent, the interest or the part to be transferred must be tendered to the Company by giving written notice of such tender to the Company. The notice must contain the name and address of the proposed transferee, the price to be paid by the proposed transferee for the interest, if any, and the terms of the proposed transfer. If a Member's interest is transferred by operation of law, the successor in interest to the transferring Member may give the required notice of tender to the Company at any time following the transfer, and the successor in interest will be deemed to have given the notice of tender at the time any other Member gives notice to the successor in interest and to all other Members of the failure to give the notice of tender. Within 30 days after a notice of tender is given, the other Members may accept the tender on behalf of the Company and have the Company purchase the interest tendered for the lesser of the price set forth in the notice of tender (if the proposed transfer is to be by sale) or the price applicable to the purchase of a Member's interest pursuant to the section of this agreement relating to the effect of member's dissociation. The tender must be accepted on behalf of the Company by giving notice of acceptance to the transferring Member or the transferring Member's successor in interest. The purchase may, at the option of the other Members, be on the terms set forth in the notice of tender, if any, or the terms set forth in the section of this agreement relating to payment for member's interest. For purposes of those provisions, the date of the acceptance of tender will be deemed to be the date on which the other Members elected to purchase the interest of a dissociating Member.

10.04 Effect of Tender. The Member tendering an interest will cease to be a Member with respect to the tendered interest when the tender is accepted by the Company. Thereafter, the Member tendering the interest will have no rights as a Member in the Company, except the right to have the tendered interest purchased in accordance with the terms of this agreement.

10.05 Substitution. If the interest of a Member is transferred, the transferee of the interest may be admitted as a Member of the Company if the transferee executes and delivers to the Company a written agreement to be bound by all of the terms and provisions of this agreement. But the transferee is entitled to be admitted as a Member only if all of the other Members consent to the admission of the transferee as a Member, and this consent may be withheld reasonably or unreasonably. If a Member who is the only member of the Company transfers the Member's entire interest, the transferee will be admitted as a Member of the Company effective on the transfer without the requirement of an agreement to be bound by this agreement or consent. If the transferee is not admitted as a Member, the transferee will have the right only to receive, to the extent assigned, the distributions from the Company to which the transferor would be entitled. Such transferee will not have the right to exercise the rights of a Member, including, without limitation, the right to vote or inspect or obtain records of the Company.

ARTICLE XI

INDEMNIFICATION AND LIABILITY LIMITATION

11.01 Indemnification. Except as otherwise provided in this section, the Company must indemnify each of the Members to the fullest extent permitted under the law of the state in which the Company's articles of organization have been filed, as the same exists or may be amended in the future, against all liability, loss, and costs (including, without limitation, attorneys' fees) incurred or suffered by the Member by reason of or arising from the fact that the Member is or was a member of the Company, or is or was serving at the request of the Company as a manager, member, director, officer, partner, trustee, employee, or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan, or other enterprise. The Company may, by action of the Members, provide indemnification to employees and agents of the Company who are not Members. The indemnification provided in this section does not supercede any other rights of any person to indemnification under any statute, agreement, resolution of Members, contract, or otherwise. But despite any other provision of this agreement, the Company has no obligation to indemnify a Member for:

(a)Any breach of the Member's duty of loyalty to the Company;

(b)Acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

(c)Any unlawful distribution under the Act; or

(d)Any transaction in which the Member derives improper personal benefit.

11.02 Limitation of Liability. No Member of the Company is liable to the Company or to the other Members for monetary damages resulting from the Member's conduct as a Member except to the extent that the Act, as it now exists or may be amended in the future, prohibits the elimination or limitation of liability of members of limited liability companies. No repeal or amendment of this section or of the Act will adversely affect any right or protection of a Member for actions or omissions prior to the repeal or amendment.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.01 Amendment. The Members may amend or repeal all or part of this agreement by unanimous written agreement. This agreement may not be amended or repealed by oral agreement of the Members.

12.02 Binding Effect. The provisions of this agreement will be binding on and will inure to the benefit of the heirs, personal representatives, successors, and assigns of the Members. But this section may not be construed as a modification of any restriction on transfer set forth in this agreement.

12.03 Notice. Except as otherwise provided in other sections of this agreement, any notice or other communication required or permitted to be given under this agreement must be in writing and must be mailed by certified mail, return receipt requested, with postage prepaid. Notices addressed to a Member must be addressed to the Member's address listed in the section of this agreement relating to initial members, or if there is no such address listed for a Member, the address of the Member shown on the records of the Company. Notices addressed to the Company must be addressed to its principal office. The address of a Member or the Company to which notices or other communications are to be mailed may be changed from time to time by the Member's or the Company's giving written notice to the other Members and the Company. All notices and other communications will be deemed to be given at the expiration of three days after the date of mailing.

12.04 Litigation Expense. If any legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this agreement, including any proceeding in the United States Bankruptcy Court, the prevailing party in such proceeding will be entitled to recover a reasonable attorney's fee in such proceeding, or any appeal thereof, to be set by the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

12.05 Additional Documents. Each Member must execute such additional documents and take such actions as are reasonably requested by the other Members in order to complete or confirm the transactions contemplated by this agreement.

12.06 Counterparts. This agreement may be executed in two or more counterparts, which together will constitute one agreement.

12.07 Governing Law. This agreement will be governed by the law of the state in which the articles of organization of the Company have been filed.

12.08 Severability. If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

12.09 Third Party Beneficiaries. The provisions of this agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including any creditor of the Company, except as otherwise provided by applicable law.

12.10 Authority. Each individual executing this agreement on behalf of a corporation or other entity warrants that he or she is authorized to do so and that this agreement constitutes a legally binding obligation of the corporation or other entity that the individual represents.

Tim Berry

Vic Johnson

Fred Shore

Mark Meyerdirk

Robb Baldwin



Tim Berry

Vic Johnson

Fred Shore

Mark Meyerdirk

Robb Baldwin

Received Aug-29-2003 12:24pm From-775 562 2506 To-SpencerFaneBritt&Bro Page 002

Tim Berry

Vic Johnson

Fred Shore

Mark Meyerdirk

Robb Baldwin

Received Aug-29-2003 09:49am From-352 331 5830 To-SpencerFaneBritt&Bro Page 002

FINDERS' FEE AGREEMENT

This Finders' Fee Agreement (the "Agreement") is entered into as of this _____ day of _______________, 2003, by and between Campus Lodge of Columbia LLC, a Florida limited liability company ("Campus Lodge") and _______________________, an individual residing in _______________________ (the "Finder").

RECITALS

Campus Lodge is proposing to offer for sale to certain qualified investors up to $3,800,000 principal amount 9% Subordinated Debentures due September 30, 2006 (the "Debentures"). The Finder has access to such investors and believes that he or she can introduce such investors interested in purchasing the Debentures to Campus Lodge. Campus Lodge desires that the Finder identify and refer such investors to Campus Lodge pursuant to the terms and conditions of this Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereby agree as follows:

1. **Services.** The Finder shall (a) identify and locate prospective Qualified Investors (as defined in Section 3 of this Agreement), and (b) introduce and refer such investors to Campus Lodge (the "Services"). The Finder may transmit publicly-available materials which are related to the Debentures and prepared by Campus Lodge to such investors provided, however, the Finder shall not conduct any of the activities listed in Section 2 of this Agreement.

2. **Prohibited Activities.** The Finder shall not, and the Finder hereby represents and warrants that the Finder has not and will not, (a) participate in negotiations related to the purchase of the Debentures, (b) discuss details concerning the Debentures with such investors, (c) make recommendations or provide advice regarding the advisability of purchasing the Debentures, (d) participate in the preparation or distribution of materials (other than those publicly available) related to the Debentures, (e) handle any funds of investors, (f) assemble any documents incident to the purchase of the Debentures, or (g) participate in due diligence activities related to the Debentures.

3. **Qualified Investors.** The term "Qualified Investor" or "Qualified Investors" shall mean person(s) which (a) have a gross income of forty-five thousand dollars ($45,000) and a net worth of forty-five thousand dollars ($45,000) (exclusive of home, home furnishings and automobiles) or have a new worth of one hundred fifty thousand dollars ($150,000) (exclusive of home, home furnishings and automobiles); and (b) have no more than ten percent (10%) of his or her liquid net worth invested in the Debentures.

4. **Acceptance of Investors.** The decision to accept a Qualified Investor as a purchaser of the Debentures will be made in the sole discretion of Campus Lodge.

5. **Fees.** In consideration of the performance of Services by the Finder, if a Qualified Investor is accepted by the Company and the Qualified Investor closes the purchase of any portion of the Debentures, Campus Lodge shall pay to the Finder a referral fee equal to 4% of the dollar amount of such portion of the Debentures purchased by the Qualified Investors. The referral fee

shall be paid within thirty (30) days after the closing of the sale of the Debentures to the Qualified Investor.

6. **Written Disclosure.** The Finder shall provide all prospective investors with a written disclosure statement describing the payment of fees under this Agreement.

7. **Representations.** Campus Lodge acknowledges that the Finder is not a licensed securities broker, dealer or investment advisor, and that this Agreement is not intended for the purpose of selling or buying securities or offering advice with respect to any such activities. The Finder represents and warrants that he or she is not subject to any of the disqualification provisions set forth in 17 C.F.R. § 230.262, and therefore, he or she:

(a) has not been convicted within the last ten (10) years of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser.

(b) is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or are subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five (5) years, permanently enjoining or restraining you from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser.

(c) is not subject to an order of the SEC entered pursuant to Section 15(b), 15B(a), or 15B(c) of the Securities Exchange Act of 1934 (the "Exchange Act"), or Section 203(e) or (f) of the Investment Advisers Act of 1940.

(d) is not presently suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under Section 6 of the Exchange Act or a national securities association registered under Section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(e) is not presently subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within the last five (5) years or are subject to a restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

(f) In the last five (5) years, was not a party to a petition under the federal Bankruptcy Act or any state insolvency law; and has not had a receiver, fiscal agent, or similar officer appointed by a court for his or her business or property, for any partnership in which he or she was a general partner within the two (2) years before the time of such filing, or for any corporation or business association of which he or she was an executive officer within the two (2) years before the time of such filing.

(g) In the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

8. **Compliance.** The Finder agrees to assist Campus Lodge as may be necessary for Campus Lodge to ascertain compliance with this Agreement, in whatever manner necessary and reasonable.

9. **Relationship of Parties.** The Finder expressly acknowledges that the Finder will be an independent contractor and not an employee of Campus Lodge. Accordingly, the Finder shall have the right to control the manner in which he or she performs the Services. The Finder shall not be entitled to participate in or receive the benefits of any pension, retirement, medical insurance or other employee benefit plan of Campus Lodge. The Finder shall be responsible for and pay and discharge any and all obligations to federal, state, or local governments for income or earnings taxes, social security contributions, unemployment compensation contributions, or any other similar obligations (including withholding) arising out of his or her activities under this Agreement. The Finder will indemnify and hold harmless Campus Lodge from any liability, obligation, or expense arising out of the breach by the Finder of any of the terms of this Agreement.

10. **Term.** This Agreement shall continue indefinitely until either party shall give at least thirty (30) days prior written notice of termination of the Agreement.

11. **Assignment.** This Agreement shall not be assignable by either party without the prior written consent of the other party.

12. **Governing Law.** This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Missouri.

13. **Modification or Amendment.** Any modification or amendment of this Agreement or additional obligation assumed by either party shall be binding only if evidenced in writing and signed by each party.

14. **Binding Effect.** This Agreement shall be binding upon the heirs, representatives, successors and assigns of the parties.

15. **Entire Agreement.** This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and revokes, supersedes, and replaces any prior agreement, arrangement, or expression of intent or understanding, oral or written, with respect to the subject matter hereof.

16. **Severability.** If any term or provision in this Agreement is found to be void, against public policy, or unenforceable by a court of competent jurisdiction and such finding or order becomes final and non-appealable, then, the offending provision shall be deemed modified to the extent necessary to make it valid and enforceable. If the offending provision cannot be so modified, then the same shall be deemed stricken here from in its entirety, and unless such term or provision is material to the performance of this Agreement, the remainder of this Agreement shall survive with the said offending provision eliminated.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date and year first above written.

CAMPUS LODGE OF COLUMBIA LLC

By:______________________________________
David H. Fort, Manager

Finder: ____________________________________
Name: